As confidentially submitted to the Securities and Exchange Commission on March 4, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Breathe BioMedical Inc.

(Exact name of registrant as specified in its charter)

Canada	3841	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

191 Halifax Street

Moncton, New Brunswick E1C 9R6

Canada

(506) 855-2400

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

Breathe Biomedical Inc.

245 Main, 2nd Floor

Cambridge, MA 02142

(617) 203-2089

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas M. Rose Nicole A. Edmonds Troutman Pepper Hamilton Sanders LLP 401 9th Street, N.W., Suite 1000 Washington, D.C. 20004 Tel: (202) 274-2950	Aaron E. Sonshine Bennett Jones LLP 100 King Street West Suite 3400 Toronto, ON M5X 1A4 Canada Tel: (416) 777-6448	Angela M. Dowd Lili Taheri Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Tel: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering	☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.	☐

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.	☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 4, 2024

                                     Shares

Breathe BioMedical Inc.

Common Shares

This is an initial public offering of common shares of Breathe BioMedical Inc. We are offering to sell             common shares, no par value per share (“common shares”), in this offering. We expect the initial public offering price to be between $             and $             per share. No public market currently exists for our common shares.

Prior to this offering there has been no public market for our securities. We intend to apply to list our common shares on the Nasdaq Capital Market under the symbol “BRTH.” We also intend to apply to list our common shares on the Toronto Stock Exchange (“TSX”) under the symbol “BRTH.” There can be no assurance that our common shares will be approved for listing on the Nasdaq Capital Market and/or on the Toronto Stock Exchange. We will not complete this offering unless we receive approval for listing on the Nasdaq Capital Market.

We are both an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible to avail ourselves of reduced public company disclosure requirements. See “Prospectus Summary —Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds to us, before expenses	$		$

(1)	We have agreed to reimburse the underwriters for certain expenses. We have also agreed to issue, upon closing of this offering, warrants to Maxim Group LLC, as representative of the underwriters (or its permitted assignees) to purchase up to __________common shares. The registration statement of which this prospectus forms a part also covers the common shares issuable upon exercise of the representative’s warrant. See the section titled “Underwriting” beginning on page 145 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We have granted the underwriters an option for a period of 45 days to purchase up to             additional common shares solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on             , 2024.

Sole Book-Running Manager

Maxim Group LLC

Prospectus dated             , 2024

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these common shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit a public offering of our common shares or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

“Breathe BioMedical,” the “Breathe BioMedical” logo, and other trademarks, trade names, or service marks of Breathe BioMedical Inc. appearing in this prospectus are the property of Breathe BioMedical Inc. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

i

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Unless otherwise noted herein, all references to “Cdn$,” or “Canadian dollars,” are to the currency of Canada and “$,” “US$,” “U.S. dollars,” or “dollars” are to the currency of the United States.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) for Canadian dollars expressed in terms of one U.S. dollar, based upon the daily rate of exchange as published by the Bank of Canada. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	YEAR ENDED DECEMBER 31,
(in Canadian dollars)	2023	2022	2021
Average rate	1.3497	1.3013	1.2535

The following table sets forth, for each of the last six months, the high and low exchange rates for Canadian dollars expressed in terms of one U.S. dollar, based on the noon rate of exchange as published by the Bank of Canada.

	LAST SIX MONTHS
(in Canadian dollars)	February 2024	January 2024	December 2023	November 2023	October 2023	September 2023
High for the month	1.3574	1.3522	1.3599	1.3875	1.3871	1.3674
Low for the month	1.3404	1.3316	1.3205	1.3581	1.3591	1.3423

As of December 31, 2023, the daily rate of exchange published by the Bank of Canada was US$1.00 = Cdn$1.3226.

1

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common shares. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and notes to those financial statements, before making an investment decision. In this prospectus, the terms “Breathe BioMedical” “we,” “us,” “our” and “the company” refer to Breathe BioMedical Inc.

Overview

We are a medical technology company focused on developing a breath test to be used as an adjunctive test to mammography screening to detect early-stage breast cancer in women with dense breast tissue. Breath analytics involves the collection, processing, and analysis of breath samples to identify biomarker patterns associated with specific diseases.

Our Vision: A new paradigm for early-disease detection that improves quality of life and saves lives.

Our Mission: Revolutionizing early-disease detection with our breath-based platform technology.

Our Focus: To develop an accurate breath test to detect early-stage breast cancer in women.

We believe breath analytics is an accessible, non-invasive, and convenient method for detecting disease. Breathe BioMedical’s platform technology consists of four components which we are developing in-house to collect, process, and analyze breath samples effectively and efficiently.

Breathe BioMedical is in the development stage of our breath test for breast cancer. Over the next two years we have verification and validation studies planned for our devices, as well as a large multi-center clinical study planned to evaluate the safety and efficacy of the breath test for breast cancer, subject to discussions with regulatory authorities, and build our machine learning model for breast cancer. We anticipate the completion of our devices and studies in 2025 with a pivotal trial in 2026 to support a marketing authorization application in the U.S. in 2027, subject to discussion with the FDA. We expect this could lead to FDA approval for a breath test by 2027.

Compared to traditional screening methods such as blood panel, mammography, colonoscopy, pap test, and computed tomography (“CT”) scan, breath testing is non-invasive and could save time, costs, and lives through the early detection of disease. Competitors in the breath analytics space are generally hindered by a low detection limit, whereas our spectrometer is being designed to detect volatile organic compounds (“VOC”) down to the parts per trillion range. Our strong intellectual property protections and highly sensitive technology places us in a strong position relative to our competitors in the breath space.

The market size for breast cancer testing is significant. In the U.S., there are approximately 70 million women eligible for breast cancer screening bi-annually. In Canada, there are approximately six million women eligible for bi-annual breast cancer screening. Of these 70 million women eligible for breast cancer screening in North America, approximately half or 38 million women per year have dense breast tissue to which our testing is well suited.

We are a corporation existing under the federal laws of Canada. Our U.S. operations, located in Boston, Massachusetts, are responsible for establishing strategic partnerships and expanding sales and marketing efforts in the U.S. market.

Background on Breast Cancer

Breast cancer is the most diagnosed cancer in the U.S. and globally. Approximately one in every eight women in the U.S. will be diagnosed with breast cancer during their lifetime. The current standard of care for breast cancer screening is mammography. The U.S. Preventative Services Task Force (“USPSTF”) recommends that women between the ages of 40-74 receive a mammogram every two years. Approximately 70% of women in the U.S. adhere to the recommended breast cancer screening guidelines. Of the women who are eligible for breast cancer screening, approximately 50% have dense breast tissue. The interpretation of a mammogram can be especially challenging for these women because both tumors and dense breast tissue appear white on imaging scans. This “masking effect” can obscure tumors on mammography screening results causing delays in the diagnosis and treatment for cancerous tumors.

Evidence suggests that women who have dense breast tissue are four to five times more likely to develop breast cancer. In women with extremely dense breast tissue, the sensitivity of mammography can be as low as 30%. Accordingly, mammography screening is insufficient for identifying breast cancer in women with dense breast tissue where the need is greater.

2

Our Solution

As our first product candidate, we are developing a breath test focused on detecting breast cancer in women with dense breast tissue as an adjunct to mammography screening. We plan to seek marketing authorization for our software as a medical device (“SaMD”) in the U.S. and Canada where it will be regulated as an in vitro diagnostic (“IVD”) product by the FDA and an in vitro diagnostic device (“IVDD”) by Health Canada, respectively.

We are developing a proprietary end-to-end breath analytics platform, the intended use of which is to enable breath testing for the detection of disease. We believe this platform will be able to detect breast cancer via the analysis of alveolar breath. When compared with other disease detection methods, breath analytics may have many advantages including its non-invasive and accessible nature. Additionally, if our development efforts are successful, we believe that breath collection could be facilitated by a non-healthcare provider and with as little as two hours of training. We envision the test could be broadly accessible to populations in need today and in the future, given its ease of use and deployment, making sample collection suitable for static and mobile settings. We anticipate that the Breath Sampler, if authorized for marketing, could be broadly utilized, and provide a solution to the problems of health equity and access to care in settings across North America.

Breast Cancer Breath Test

The breast cancer breath test in development consists of four components:

●	Breath Sampler – to collect alveolar breath samples;

●	Breath Collection Kit – to store the breath sample during transportation to our laboratory facilities;

●	Spectrometer – to process breath samples; and

●	Machine Learning Algorithm– to analyze the unique, breath spectral data from the Spectrometer

Our Breath Sampler is used to collect alveolar breath from patients. Breath samples collected with the Breath Sampler are processed using our proprietary Spectrometer. The Spectrometer is a laboratory device used to process research samples received from multiple collection points in Canada and the U.S. Currently, we operate a laboratory in Canada that we anticipate will have the capacity to meet the demand of forecasted sample collection for ongoing development and pre-commercialization activities. If the breath test receives marketing authorization and gains wider market acceptance, we plan to, directly or with partners, build out a network of commercial laboratories in the U.S. and Canada to analyze collected breath samples.

Our in vitro diagnostic product candidates are intended to use machine learning algorithms to identify the presence of breast cancer biomarkers in the absorption spectrograph produced by the Spectrometer and produce a result indicating whether breast cancer has been detected in the breath sample. Machine learning algorithms allow for periodic retraining of the underlying machine learning model which, we believe, will lead to future releases of the breath test with improved performance characteristics. Future releases of the machine learning algorithm may require additional clinical evaluation and regulatory submission and approval with the respective regulatory agencies prior to commercialization.

A Breath Collection Kit will be sent to a site where a Breath Sampler has been deployed. A breath sample will be collected and returned to our laboratory where a breath spectrograph is produced using the Spectrometer. Our in vitro diagnostic algorithm analyzes the spectrograph and, if our development program is successful, it will indicate whether breast cancer biomarkers have been detected. The result of the breath test will then be returned to the ordering healthcare provider.

3

Our Breast Cancer Breath Test, including our Breath Collection Kit, Spectrometer and Machine Learning Algorithm, are each currently under development.

Breath testing is Accessible. Our tabletop Breath Sampler makes it possible to offer breath testing in ambulatory care settings and within primary healthcare settings including community health centers and pharmacies. Given many healthcare systems’ desire to move diagnostics and ambulatory care services out of tertiary care facilities and closer to accessible, community-based settings, we believe our breath testing technology could assist in decreasing some of the barriers that may limit proactive and regular disease screening while also addressing issues regarding equitable access to disease screening.

Breath testing is Non-Invasive. While mammography may, overall, be considered a non-invasive diagnostic, evidence suggests that women have fears and discomfort related to this procedure. These concerns may negatively impact adherence to screening. Additionally, there are potential adverse health consequences with repeated exposure to radiation and imaging. In contrast, our breath test is non-invasive and is being developed so that the effort required to provide a breath sample is comparable to blowing on hot soup to cool it down.

Our initial clinical study results of breath testing suggest it is Accurate. Results from the preliminary analysis of the breast cancer proof-of concept study, published in online abstract form at the American Society of Clinical Oncology annual meeting in 2023, found 88.2% accuracy in differentiating between the breath signatures of women with early-stage breast cancer, compared to those without breast cancer. Absorption spectra from 111 participants (71 positive, 40 control) were used. Of the positive subjects, 30 had low- and 31 had high-density breast tissue (measures missing for ten). A subgroup analysis compared model performance for subjects with low- and high-density breast tissue. This subgroup analysis found that breast tissue density had no noticeable effect on the results and suggest that the classification of alveolar breath using our breath analytics technology and machine learning techniques may provide a promising technique for the detection of breast cancer that is independent of breast density. The ongoing study which enrolled approximately 200 participants (100 positive and 100 control) was completed in March 2024. The results of this study are pending. Based on the current available data, we believe breath analysis could become a new alternative for use adjunctive to mammography to support clinical decision-making. For more information related to sample size justification, see sections related to the Machine Learning Algorithms included herein.

Corporate Information

We were incorporated under the Business Corporations Act (Alberta) on April 1, 2005, under the name “Picomole Instruments Inc.” On February 15, 2013, we continued under the Canada Business Corporations Act (the “CBCA”) and changed our name to “Picomole Inc.” On December 1, 2023, we amended our articles to, among other things, change our name to “Breathe BioMedical Inc.” We have one wholly owned subsidiary, Breathe Biomedical Inc., which is incorporated under the laws of the State of Delaware.

Our head and registered office is located at 191 Halifax Street, Moncton, New Brunswick E1C 9R6, Canada, and our telephone number is (506) 855-2400.

We own or claim common law rights to the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos, and domain names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

●	the ability to present more limited financial data in our registration statement on Form F-1 of which this prospectus is a part; and

●	not being required to comply with the auditor attestation requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 I (the “Sarbanes-Oxley Act”), as amended.

4

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this offering or such earlier time that we no longer satisfy the definition of emerging growth company. As a result, we do not know if some investors will find our common shares less attractive because we may rely on these exemptions. The result may be a less active trading market for our common shares, and the price of our common shares may become more volatile.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.07 billion in non-convertible debt securities during any three-year period.

Additionally, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. The extended transition period provision only applies to companies preparing financial statements under U.S. GAAP. We have not elected to take advantage of this extended transition period.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	certain sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8- K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

5

Risk Factors Summary

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common shares. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

●	We are a development-stage medical technology company with a limited operating history and have no history of commercializing medical device products and in vitro diagnostic tests which makes it difficult to evaluate the success of our business to date and to assess the prospects of our future viability.

●	We have incurred significant net losses since our inception and anticipate that we will continue to incur net losses for the foreseeable future. In addition, we may never achieve or sustain profitability.

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our research and drug development programs, future commercialization efforts, product development, or other operations.

●	Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce medical devices to the market in a timely manner. If we do not obtain and maintain the regulatory registrations, clearances, or approvals for our devices, we will be unable to market and sell these products in the United States, Canada, or other regions.

●	Our success will be dependent upon market acceptance.

●	If third-party payors do not provide adequate coverage and reimbursement for the use of our device, our revenue will be negatively impacted.

●	We will be dependent upon third-party manufacturers and suppliers, making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

●	Medical device development is costly and involves continual technological change in order to remain competitive which may render any product we develop obsolete.

●	Our management team has limited experience managing and operating a public company.

●	We could become subject to product liability, warranty, or similar claims and product recalls that could be expensive, divert management’s attention and harm our business reputation and financial results.

●	Medical device and operations are subject to extensive government regulation and oversight in the U.S., Canada and abroad, and our failure to comply with applicable requirements could harm our business.

●	Clinical studies will be necessary to support future product submissions to the FDA or Health Canada. The clinical trial process is lengthy and expensive with uncertain outcomes, and often requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical studies will prevent us from seeking marketing authorization or launching sales of modified or new products, if cleared or approved, into the U.S. and/or Canada and will adversely affect our business, operating results, and prospects.

●	Intellectual property rights of third parties could adversely affect our ability to market our device, and we might be required to litigate or obtain licenses from third parties in order to develop or market our device. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

●	We will incur increased costs as a result of being a public company in the United States, and our management will be required to devote substantial time to U.S. and Canadian public company compliance programs.

●	We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

●	As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than domestic U.S. public companies.

●	While we are a foreign private issuer (“FPI”) we are not subject to certain stock exchange corporate governance rules applicable to U.S. listed companies.

●	We may lose our FPI status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting, and other expenses.

●	Management will continue to own a significant percentage of our common shares and will be able to exert significant influence over matters subject to shareholder approval.

●	You will incur immediate and substantial dilution as a result of this offering.

●	As we are a Canadian company, it may be difficult for U.S. shareholders to effect service on us or to realize on judgments obtained in the United States.

6

THE OFFERING

Common shares offered by us:	shares

Number of common shares outstanding prior to this offering	Shares

Number of common shares outstanding immediately after this offering	shares or shares if the underwriter exercises their over-allotment option in full)

Over-Allotment Option:	We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to additional common shares at the public offering price, less underwriting discounts.

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund research and development of our product candidates and development programs as well as for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk factors:	An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page 10.

Representative’s warrant

Upon the closing of this offering, we have agreed to issue to Maxim Group LLC (“Maxim”), representative of the underwriters, warrants that will be exercisable for the period commencing six months following commencement of sale and expiring three years after such date, entitling the representative to purchase up to 5% of the number of common shares sold in this offering (including any common shares sold pursuant to the exercise of the underwriter’s option), at an exercise price per share equal to 110% of the public offering price.

The registration statement of which this prospectus forms a part also covers the representative’s warrants and the common shares issuable upon the exercise thereof.

For additional information regarding our arrangement with the underwriters, see the section titled “Underwriting.”

Lock-up

We and our directors, officers and any other holder(s) of five percent (5)% or more of our outstanding common shares as of the effective date of the registration statement of which this prospectus forms a part (and those holders of securities exercisable for or convertible into common shares who are either directors, officers or five percent shareholders upon exercise or conversion) have agreed to enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares or securities convertible into common shares. See “Underwriting” on page 145.

Proposed Nasdaq and TSX symbol:	We intend to apply to list our common shares on the Nasdaq Capital Market under the symbol “BRTH.” We also intend to apply to list our common shares on the Toronto Stock Exchange under the symbol “BRTH.” There can be no assurance that our common shares will be approved for listing on the Nasdaq Capital Market and/or the Toronto Stock Exchange. We will not complete this offering unless we receive approval for listing on the Nasdaq Capital Market.

The number of common shares to be outstanding after the offering is based on 48,892,312 common shares outstanding as of March 4, 2024, and excludes:

●	4,813,026 common shares issuable upon the exercise of outstanding options at a weighted average exercise price of Cdn$0.73 per share;

●	76,205 common shares reserved for future issuance under our Omnibus Equity Incentive Plan (the “Omnibus Plan ”);

●	common shares issuable upon the conversion of outstanding convertible promissory notes; and

●	common shares issuable upon the exercise of warrants to be issued to the representative of the underwriters at the closing of this offering.

Unless otherwise indicated, this prospectus:

●	assumes an initial public offering price of $ per common share (the midpoint of the price range set forth on the cover page of this prospectus);

●	assumes no exercise of the underwriters’ option to purchase up to an additional common shares; and

●	no exercise of the representative’s warrants to purchase up to common shares to be issued upon completion of this offering at an assumed exercise price per share equal to $ per share, or 110% of the initial public offering price per common share issued in this offering (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus).

7

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data. You should read the following summary financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

The summary statements of operations data for the years ended December 31, 2023, 2022 and 2021 and the balance sheet data as of December 31, 2023, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus and are presented in Canadian dollars. The historical results set forth below are not necessarily indicative of the results to be expected in future periods. Our financial statements have been prepared in accordance with U.S. GAAP.

As of December 31, 2023, the daily rate of exchange published by the Bank of Canada was US$1.00 = Cdn$1.3226.

(in Canadian dollars, except share and per share data)	YEARS ENDED DECEMBER 31,
Statements of operations data:	2023	2022	2021
Operating Expenses:
General and Administrative	$4,365,720	$2,635,860	$2,367,638
Research and Development	$2,090,684	$1,824,167	$1,601,464
Marketing	$61,605	$64,770	$156,113
Stock-Based Compensation	$2,271,397	$617,388	$707,969
Depreciation	$383,255	$260,481	$220,629

Loss from Operations	$(9,172,661)	$(5,402,666)	$(5,053,813)
Other Income	$(830,764)	$(923,431)	$(1,057,039)
Finance Expense (Income), Net	$16,152	$(14,479)	$(12,120)
Foreign Exchange Loss (Gain)	$4,270	$(6,463)	$(13,821)
Total Other Income	$(810,342)	$ (944, 373)	$(1,082,980)

Loss before taxes	$(8,362,319)	$(4,458,293)	$(3,970,833)
Income Tax Recovery	$-	$-	$-
Net Loss	$(8,362,319)	$(4,458,293)	$(3,970,833)
Other comprehensive loss that may be reclassified to profit or loss in subsequent years	$-	$-	$-
Exchange differences on translation of foreign operations	$(1,521)	$(16,146)	$(18,518)
Other Comprehensive Loss	$(8,363,840)	$(4,474,439)	$(3,989,351)
Net loss per share attributable to common shareholders, basic and diluted	$(0.20)	$(0.12)	$(0.12)
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted(1)	42,133,520	37,801,992	34,457,764

(1)	See note 17 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common shareholders and basic diluted weighted-average shares outstanding used to calculate the per share data.

8

The table below presents our summary consolidated balance sheet as of December 31, 2023:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance and sale of 300,918 common shares and our receipt of proceeds of Cdn$331,010 therefrom, in a private placement completed on February 14, 2024, the issuance of 100,000 common shares on February 14, 2024 as settlement for services received related to the year ended December 31, 2023, and the issuance of 1,068,333 common shares pursuant to the exercise of options on February 23, 2024; and

●	on a pro forma as adjusted basis to give further effect to the issuance and sale of common shares by us in this offering at an assumed initial public offering price of $ per common share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2023
	Actual(2)	Pro Forma(2)	Pro Forma As Adjusted(1)(2)
Balance Sheet data:
Cash	$1,636,203	$1,992,712	$
Total assets	$4,750,375	$5,106,884	$
Total liabilities	$3,701,300	$3,448,299	$
Total shareholders’ equity	$1,049,075	$1,658,585	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total assets and total shareholders’ equity by approximately Cdn$ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of common shares we are offering. An increase (decrease) of in the number of common shares we are offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash, total assets and total shareholders’ equity by approximately Cdn$ million, assuming no change in the assumed an initial public offering price of $ per common share.
(2)	All figures denominated in Canadian dollars.

9

Risk Factors

Investing in our common shares involves numerous risks. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common shares. If any of the following risks actually occur, our business, prospects, operating results, and financial condition could suffer materially, the trading price of our common shares could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to Our Business, Financial Position, and Need for Additional Capital

We are a development-stage medical technology company with a limited operating history and have no history of commercializing medical device products and in vitro diagnostic tests which makes it difficult to evaluate the success of our business to date and to assess the prospects of our future viability.

We are a development-stage medical technology company with a limited operating history upon which you can evaluate our business and prospects. We have no products approved for commercial sale and have not generated any revenue from product sales. Since our inception, we have devoted substantially all of our resources to research and development. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical technology industry.

Furthermore, we are not profitable and have incurred losses in each year since our inception, and we expect that our financial condition and operating results may continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control, including, but not limited to:

●	the outcomes from the continued development of our product candidates;

●	our ability to obtain, as well as the timeliness of obtaining, additional funding to develop, and potentially manufacture and commercialize our product candidates;

●	our ability to obtain regulatory agency approval our product candidates;

●	competition from new products that may receive marketing approval;

●	regulatory uncertainty and potential changes in regulatory approval requirements for novel medical technologies such as ours;

●	the timing of regulatory review and approval of our product candidates;

●	market acceptance of our product candidates that receive regulatory approval, if any;

●	our ability to establish an effective sales and marketing infrastructure directly or through collaboration with third parties;

●	the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;

●	our ability, as well as the ability of any third-party collaborators, to obtain, maintain and protect intellectual property rights covering our product candidates and technologies, and our ability to develop, manufacture and commercialize our product candidates without infringing on the intellectual property rights of others;

10

●	our ability to add infrastructure and manage adequately our future growth; and

●	our ability to attract and retain key personnel with appropriate expertise and experience to manage our business effectively.

We expect that we will encounter expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by development-stage medical technology companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We have incurred significant net losses since our inception and anticipate that we will continue to incur net losses for the foreseeable future. In addition, we may never achieve or sustain profitability.

We have incurred net losses during each fiscal period since our inception. Our net loss was Cdn$8.4 million and Cdn$4.5 million, and Cdn$4.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of Cdn$23.8 million. We do not know when or whether we will become profitable. To date, we have not commercialized any products or generated any revenues from the sale of products. Our losses have resulted principally from costs incurred in our research and development activities. Our net losses may fluctuate significantly from quarter to quarter and year to year and may adversely affect shareholders equity.

We have devoted most of our financial resources to research and development. To date, we have financed our operations primarily through the sale of equity securities, grant income and debt. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations (such as licensing agreements or sale of a share of our revenue stream) or grants. Even if we obtain regulatory approval to market any of our products, our future revenues, if any, will depend upon the size of any markets in which our products have received approval, our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for the use of our products in those markets, and the costs associated with manufacturing and commercializing such approved products. Therefore, even if we are able to generate revenue from the sales of any approved products, we may never become profitable.

We expect to continue to incur significant expenses and increasing net losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, if and as we:

●	continue our research and development efforts;

●	establish a sales, marketing and distribution infrastructure to commercialize any product for which we may obtain approval;

●	develop, maintain and expand our intellectual property portfolio;

●	take steps to seek protection of our intellectual property and defend our intellectual property against challenges from third parties;

●	address any competing technological or market developments;

●	expand our operations in the United States and Canada;

11

●	seek regulatory approval for our product candidates in the United States, Canada, and elsewhere;

●	pursue any licensing or collaboration opportunities;

●	attract, hire, and retain qualified personnel including scientific, management, and administrative personnel;

●	provide additional internal infrastructure to support our continued research and development operations and any planned commercialization efforts in the future;

●	experience any delays or encounter other issues related to our operations;

●	defend against any product liability claims or other lawsuits related to our products; and

●	meet the requirements and demands of operating as a public company.

If we are required by the U.S. Food and Drug Administration (the “FDA”), in the United States, or Health Canada, in Canada, or any equivalent foreign regulatory authority, to perform additional clinical trials or studies beyond those which we have already planned, or if there are any delays in completing such clinical trials or studies of our product candidates, our expenses could increase.

To become and remain profitable, we must succeed in developing our product candidates, obtaining regulatory approval for them, and manufacturing, marketing, and selling our products when and if we obtain regulatory approval. We may not succeed in these activities, and we may never generate revenue from our product sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our research and drug development programs, future commercialization efforts, product development, or other operations.

Our cash and cash equivalents were approximately Cdn$1.6 million as of December 31, 2023, and together with the proceeds from this offering, we believe that we will have sufficient cash to fund our operations through            . We believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, seeking regulatory approvals, as well as marketing and selling products approved for sale, if any, and potentially acquiring new technologies and products.

At this time, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Our costs will increase if we suffer any delays in current development plans. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, hiring additional personnel and expanding our facilities.

Our future capital requirements depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our product candidates;

●	the timing of, and the costs involved in, obtaining regulatory approvals in the United States and elsewhere;

●	the cost of commercialization activities, if our product candidates are approved for sale, including marketing, sales and distribution costs;

12

●	the number and characteristics of other product candidates we pursue;

●	our ability to establish and maintain collaboration, licensing, or other arrangements with third parties, including the timing of receipt of any milestone or royalty payments under these agreements;

●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

●	our need and ability to hire additional management, scientific, technical, business, and medical personnel;

●	the effect of competing products that may limit market penetration of our products; and

●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

Our operating plan may change as a result of many factors currently unknown to us. As a result of these factors, we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate development activities for our product candidates, or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations, or require us to relinquish rights to our technologies or product candidate on unfavorable terms to us.

Until such time, if ever, as we can generate sufficient product revenue to support our ongoing operations, we may seek additional capital through a variety of means, including through private and public equity offerings, debt financings, and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to, or otherwise adversely affect, your rights as a shareholder. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures, declaring dividends, or encumbering our assets to secure future indebtedness. If we raise additional funds through strategic partnerships with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for our product candidates, or be unable to continue or expand our operations, or otherwise capitalize on our business opportunities, or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves or on terms less favorable than we might otherwise negotiate.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2023, we had 23 full-time employees. As our development plans and strategies evolve, and as we transition into operating as a public company, we must add a number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, retaining, and motivating additional employees;

13

●	managing our internal development efforts effectively, while complying with our contractual obligations to contractors and other third parties;

●	managing our external clinical development efforts effectively, while complying with our contractual obligations to contractors and other third parties including clinical research organizations, healthcare institutions, clinical researchers and subjects who participate in our clinical development activities;

●	expanding our operational, financial and management controls, reporting systems, and procedures; and

●	managing increasing operational and managerial complexity.

Our future financial performance and our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce medical devices to the market in a timely manner. If we do not obtain and maintain the regulatory registrations and clearances for our devices, we will be unable to market and sell these products in the United States, Canada, or other regions.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to, an existing product, we must first receive either approval of a Pre-market Approval (“PMA”) Application, clearance under Section 510(k), or be granted a “De Novo” classification, in accordance with the Federal Food, Drug, and Cosmetic Act (the “FDCA”). For additional information on these processes, see “Business — Government Regulation.”

The FDA can delay, limit, or deny clearance or approval of a medical device for many reasons, including:

●	we may not be able to demonstrate to the FDA’s satisfaction that the device is safe and effective for its intended use;

●	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

●	the manufacturing process or facilities we use or contract to use may not meet applicable requirements.

The sale and advertising of medical devices in Canada is governed by the Food and Drug Act (Canada), which is administered by the Medical Devices Directorate (“MDD”) of the Health Products and Food Branch of Health Canada. Manufacturers of such devices must submit evidence of device safety, effectiveness, and quality to the MDD for its approval, prior to the sale of the device in Canada. In addition, certain devices must have a medical device license (“MDL”) before they can be sold. The review process for medical device license applications can take up to 90 calendar days. Manufacturers of Class I devices who do not sell their devices through a licensed importer or distributor are also required to obtain a medical device establishment license (“MDEL”).

14

Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for our device, which may limit the market in the United States and Canada.

There can be no assurance that the FDA, Health Canada, or any other regulatory authority will act favorably or quickly in its review of the company’s applications, and significant difficulties and costs may be encountered by the company in its efforts to obtain such approvals that could delay or preclude the company from selling its device in the United States and elsewhere. Furthermore, the FDA, Health Canada and other regulatory authorities may limit the intended use of the company’s products as a condition of their approval. To significantly modify the device or device’s labeling or manufacturing process after such approvals are obtained, the company will be required to obtain additional approvals. Failure to receive, or delays in receipt of, such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, or a limitation on the intended use of the company’s device, or the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on the company’s business, financial condition, and results of operations.

Sales of our device outside of the United States and Canada are also subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing. Complying with foreign regulatory requirements, including obtaining registrations, clearances, or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our device, or we may be unable to do so on a timely basis. If we modify our device, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified device. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable device in that country.

Regulatory clearance or approval by the FDA or Health Canada does not ensure registration, clearance, or approval by regulatory authorities in other countries, and registration, clearance, or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA or Health Canada. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Our success will be dependent upon market acceptance.

Our future growth and profitability largely depend on our ability to achieve market acceptance of our device, and on the willingness of hospitals, physicians, patients and/or third-party payors to use it. These parties may not use our device unless they are able to determine, based on experience, clinical data, medical society recommendations and other analyses, that our device is safe, effective, and cost-effective, on a stand-alone basis and relative to our competitors’ products. If we fail to deliver a device that physicians want to use, our revenue potential, financial results and business may be significantly harmed. Even if we are able to deliver a superior product and are able to raise physician awareness of our product through effective marketing, physicians tend to be slow in making changes to their medical treatment practices and may be hesitant to select our product for a variety of reasons, including:

●	long-standing relationships with competing companies and distributors that sell competing devices;

●	lack of experience with our device and concerns that we are new to market;

●	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting safety or clinical benefits; and

●	time commitment and skill development that may be required to gain familiarity and proficiency with a new device.

15

Physicians play a significant role in determining the course of a patient’s treatment and, as a result, the type of treatment that will be utilized and provided to a patient. However, if physicians do not perceive our device to be useful and reliable, we may not be able to attract or retain customers.

If third-party payors do not provide adequate coverage and reimbursement for the use of our device, our revenue will be negatively impacted.

Our device does not currently have coverage and reimbursement approved for third-party payor coverage or reimbursement. Such reimbursement, if and when approved, will vary based on the identity of the third-party.

Our ability to successfully launch sales of our device into the U.S. and Canada and achieve market acceptance, depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payors, including governmental payors (such as the Medicare and Medicaid programs in the U.S.), managed care organizations and private health insurers. Third-party payors decide which treatments they will cover and then establish reimbursement rates for those treatments. If approved and successfully marketed, we expect that our device may be purchased by hospitals and other providers who will then seek reimbursement from third-party payors for the use of the device and, in many cases, the decision whether or not to purchase the device will be dependent upon whether or not such purchaser will be able to seek reimbursement.

Increasingly, third-party payors are also examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions. Third-party payors have also instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices before they will reimburse healthcare providers who use such devices. Additionally, there is no uniform policy for coverage and reimbursement in the U.S., and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from the Medicare coverage determination process. It is uncertain whether our device will be viewed as sufficiently cost effective to warrant coverage and adequate reimbursement levels for use in any given jurisdiction. The lack of reimbursement from third-party payors would have an adverse effect on our revenues, which could have an adverse effect on our business, financial condition, and results of operations.

Reimbursement systems in international markets vary significantly by country and, within some countries, by region and reimbursement approvals must be obtained on a country-by-country or a region-by-region basis. In certain international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Furthermore, many international markets have government-managed healthcare systems that control reimbursement for new devices. In most markets, there are private insurance systems as well as government-managed systems. For more information regarding the process of receiving reimbursement approval, please see “Business — Potential Market and Opportunity.

We will be dependent upon third-party manufacturers and suppliers, making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

A key component of our technology platform, the diagnostic breath sampler devices, consist mostly of off-the-shelf components and once we are able to sell these, we will need to rely on third parties to supply components and assemble the components into completed products. Any third-party supplier that we work with, and may eventually depend on, could encounter problems during sourcing and manufacturing that could delay or impede such supplier’s ability to meet our requirements. Any reliance on these third-party suppliers will also subjects us to other risks that could harm our business, including:

●	we are not currently a major customer of any of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

16

●	our suppliers may make errors in manufacturing that could negatively affect the efficacy or safety of our device or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign and possibly additional future submission(s) to the FDA, Health Canada or other similar foreign regulatory agencies, which could impede or delay our commercial activities;

●	one or more of our suppliers may be unwilling or unable to supply components of our device;

●	one or more of our suppliers may fail to comply with applicable regulatory requirements which could delay or prevent us from using the supplier’s components in our device;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities and incur additional expenses to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet our own development timelines and/or the demand of our customers and cause them to switch to competing products. Given our reliance on certain suppliers, we may be susceptible to supply shortages while looking for alternate suppliers.

Medical device development is costly and involves continual technological change in order to remain competitive which may render any product we develop obsolete.

Even if we are successful in obtaining regulatory clearance or approval for a device and are able to launch sales of the device into the U.S. and/or Canada, our future success will depend on our ability to enhance the device, as well as develop or acquire new technologies to keep pace with technological developments, evolving industry standards, as well as responses to changes in customer needs and expectations. The market for medical devices is unique due to factors such as: rapid technological change, medical advances, short device lifecycles, changing regulatory requirements and evolving industry standards.

Any one of these factors could either reduce potential demand for a device or require substantial resources and expenditures for, among other things, research, design, and development, to avoid technological or market obsolescence. A failure to adequately develop enhancements and improvements or acquire new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition, and results of operations. We might have insufficient financial resources to improve a device we develop at a competitive rate, if at all. Technological advances by one or more competitors or future entrants into the field may result in a device becoming non-competitive or obsolete, which may adversely affect our business and results of operations.

We face intense competition in the market and, as a result, we may be unable to effectively compete in our industry.

Many of our competitors, such as Owlstone Medical, have long histories and strong reputations within the industry. These competitors have significantly greater brand recognition, and financial and human resources than we do. They also have more experience and capabilities in researching and developing diagnostic devices, obtaining, and maintaining regulatory clearances and other requirements, manufacturing, and marketing those products than we do. There is a significant risk that we may be unable to overcome the advantages held by our competition, and our inability to do so could lead to the failure of our business and the loss of your investment. In addition, we may be unable to develop additional products in the future or to keep pace with developments and innovations in the market and lose market share to our competitors.

17

Medical device markets are competitive, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our device as compared to other solutions currently available in the cancer screening market. For more information regarding risks related to our dependence on physician acceptance, see “Risk Factors — Our success will be dependent upon market acceptance.”

If our competitors offer significant discounts on certain products and solutions, we may need to lower our prices or offer other favorable terms in order to compete successfully. Any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and market products and solutions that are more effective or desirable than products and solutions that we may develop, we may not convince our customers to use our products and solutions. Any such changes would likely reduce our commercial opportunity and revenue potential and could materially adversely impact our operating results.

If we are not able to attract and retain highly skilled managerial, scientific, technical, and marketing personnel, we may not be able to implement our business model successfully.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, as well as clinical and scientific personnel to implement our business strategy. We are highly dependent upon our senior management, our employees, consultants, and scientific and medical collaborators. Our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. In order to attract and retain highly skilled managerial, sales, scientific, and technical personnel, we may need to pay them higher compensation or fees than currently expected, and such higher compensation may have a negative effect on our operating results. Competition for experienced, high-quality personnel in the medical device field is intense. Our failure to hire and retain quality personnel on acceptable terms could impair our ability to develop new products and services and manage our business effectively.

We may need to expand our organization and we may experience difficulties in recruiting additional employees and consultants, which could disrupt our operations.

As our development and marketing plans and strategies develop, we will likely need additional managerial, operational, sales, marketing, financial, legal, and other resources. The competition for qualified personnel in the medical device industry is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our management may need to divert its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require capital expenditures and may divert financial resources from other projects, such as the development of additional medical device products. If our management is unable to effectively manage our growth, our expenses may increase more than expected our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to market and sell medical device products and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our management team has limited experience managing and operating a public company.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies in the United States and Canada. Our management team may not successfully or efficiently manage our transition to being a public company due to significant regulatory oversight and reporting obligations under the U.S. federal and Canadian securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, any committees of our board of directors, or as executive officers and/or adversely affect our business, financial condition, results of operations and prospects.

18

We could become subject to product liability, warranty, or similar claims and product recalls that could be expensive, divert management’s attention and harm our business reputation and financial results.

Our business exposes us to an inherent risk of potential product liability, warranty or similar claims and product recalls. The medical device industry has historically been litigious, and we face financial exposure to product liability, warranty, or similar claims if the use of a device were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of a device may necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures and safeguards intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy and protection laws, damage to our reputation, disruption to our operations, and the further development of SohnoXB. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology, or IT, and infrastructure, may be vulnerable to cyber-attacks by hackers or viruses or breached due to employee error, malfeasance, or other disruptions. We rely extensively on IT systems, networks, and services, including internet sites, data hosting and processing facilities and tools, physical security systems and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business. A significant breakdown, invasion, corruption, destruction or interruption of critical information technology systems or infrastructure, by our workforce, others with authorized access to our systems or unauthorized persons, could negatively impact operations. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media, or storage devices. We could also experience a business interruption, theft of confidential information or reputational damage from industrial espionage attacks, malware, or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Although the aggregate impact on our operations and financial condition has not been material to date, we may become the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. There can be no assurance, however, that our efforts will prevent breakdowns or breaches to our or our third-party providers’ databases or systems that could materially and adversely affect our business, financial condition, and results of operations.

Our business is subject to economic, political, regulatory, and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in certain non-U.S. economies and markets;

19

●	differing and changing regulatory requirements in non-U.S. countries;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

●	difficulties in compliance with non-U.S. laws and regulations;

●	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

●	changes in non-U.S. currency exchange rates and currency controls;

●	changes in a specific country’s or region’s political or economic environment;

●	trade protection measures, import or export licensing requirements, or other restrictive actions by U.S. or non-U.S. governments;

●	negative consequences from changes in tax laws;

●	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

●	workforce uncertainty in countries where labor unrest is more common than in the United States or Canada;

●	difficulties associated with staffing and managing international operations, including differing labor relations;

●	potential liability under the Foreign Corrupt Practices Act (“ FCPA”) or comparable foreign laws; and

●	business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and fires, or outbreaks of health epidemics such as the COVID-19 pandemic.

Our business could be adversely affected by the effects of health pandemics or epidemics, such as the COVID-19 pandemic, which could cause significant disruptions in our operations.

Health pandemics or epidemics, such as the COVID-19 pandemic, have in the past and could again in the future result in quarantines, stay-at-home orders, remote work policies or other similar events that may disrupt businesses, delay our research and development programs and timelines, negatively impact productivity and increase risks associated with cybersecurity, the future magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations. More specifically, these types of events may negatively impact personnel at third-party manufacturing facilities or the availability or cost of materials, which could disrupt our supply chain. In addition, impact on the operations of the FDA, Health Canada or other regulatory authorities could negatively affect our planned approval processes. Finally, economic conditions and business activity may be negatively impacted and may not recover as quickly as anticipated. The effects of the COVID-19 pandemic continue to evolve and as a result, the ultimate impact of the COVID-19 pandemic (or a similar health pandemic or epidemic) is highly uncertain and subject to change. The COVID-19 pandemic continues to evolve, and it remains difficult to predict the full impact of the pandemic on the broader economy and how consumer behavior may change, and whether such change is temporary or permanent. The duration and extent of the impact from the COVID-19 pandemic on our business will continue to depend on future developments that cannot be accurately forecasted at this time, such as the transmission rate and geographic spread of the disease, the extent and effectiveness of current or future containment actions, the widespread use of effective vaccines, the severity of breakthrough cases and emergence of new COVID-19 variants, and the impact of these and other factors on our employees, customers, partners, contract manufacturers, suppliers and other third-party providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industry in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition, and cash flows could be adversely affected.

20

The company continues to monitor the situation and take appropriate actions in accordance with the recommendations and requirements of relevant authorities. The extent to which the COVID-19 pandemic may impact the company’s operational and financial performance remains uncertain and will depend on many factors outside the company’s control, including the timing, extent, trajectory and duration of the pandemic, the emergence of new variants, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures, and the impact of the pandemic on the global economy and demand for consumer products and services. Additional future impacts on the company may include material adverse effects on demand for the company’s products and services, the company’s supply chain and sales and distribution channels, the company’s ability to execute its strategic plans, and the company’s profitability.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the Canadian dollar and the U.S. dollar, may adversely affect us. Although we are based in Canada, we may source research and development, manufacturing, consulting, and other services from the United States. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the potential value of our common shares may be affected by fluctuations in foreign exchange rates between the Canadian dollar and the U.S. dollar, which may have a significant impact on our results of operations and cash flows from period to period.

If our products result in direct or indirect participant harm or injury, we could be subject to significant reputational and liability risks, and our operating results, reputation, and business could suffer.

Our success will depend on the market’s confidence that any product we develop, obtain clearance or approval for, and successfully commercialize can provide reliable, high-quality results, when it is launched. We believe that patients, physicians, and regulators are likely to be particularly sensitive to errors in the use of our products or failure of our products to perform as described, and there can be no guarantee that our products will meet their expectations. Our device is intended to be used to detect breast cancer in individuals. If a cancer signal is detected, the test result would need to be followed up with appropriate diagnostic methods. An individual who receives a cancer diagnosis shortly following a “no cancer signal detected” test result may create negative publicity about our product, which would discourage adoption. Performance failures could establish a negative perception of our products among physicians, patients, and regulators, jeopardize our ability to successfully commercialize our products, impair our ability to obtain regulatory approvals or secure favorable coverage and reimbursement, or otherwise result in reputational harm. In addition, we may be subject to legal claims arising from any errors in the use, manufacture, design, labeling or performance of our products, including any false-positive or false-negative results.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as war, hurricanes, storms, earthquakes, tsunamis, floods, medical epidemics, and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations.

21

Risks Related to Product Development and Regulatory Approval

Medical devices and our operations are subject to extensive government regulation and oversight in the U.S., Canada and abroad, and our failure to comply with applicable requirements could harm our business.

Medical devices are subject to extensive regulation in the U.S. and elsewhere, including by the FDA, Health Canada and its foreign counterparts, the U.S. Department of Justice (the “DOJ”) and the U.S. Department of Health and Human Services (“HHS”), other federal agencies and the states. The FDA, Health Canada and foreign regulatory agencies regulate, among other things, with respect to our device: design, development and manufacturing; non-clinical and clinical testing, safety, efficacy, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

Medical device regulations are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved, cleared, or authorized product. FDA and Health Canada enforce these regulatory requirements through, among other means, periodic inspections. We do not know whether we will be found compliant in connection with any future regulatory inspections. Moreover, the FDA and state authorities and Health Canada have broad enforcement powers. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: adverse publicity; warning letters, untitled letters, or “it has come to our attention” letters; fines; injunctions; consent decrees; civil penalties; customer notifications; demands for repairs, replacements, or refunds; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our device; withdrawals or suspensions of regulatory clearances or approvals in place, resulting in prohibitions on sales of our device; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

Clinical studies will be necessary to support future product submissions to the FDA or Health Canada. The clinical trial process is lengthy and expensive with uncertain outcomes, and often requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical studies will prevent us from launching sales of modified or new products into the U.S. and/or Canada and will adversely affect our business, operating results, and prospects.

Initiating and completing clinical studies necessary to support any future PMA or De Novo applications, and additional safety and efficacy data beyond that typically required for a 510(k) clearance, for our possible future product candidates, will be time-consuming and expensive and the outcome uncertain. Moreover, the results of early clinical studies are not necessarily predictive of future results, and any product we advance into clinical studies may not have favorable results in later clinical studies. The results of clinical studies of our device conducted to date and ongoing or future studies and studies of our current, planned, or future products may not be predictive of the results of later clinical studies, and interim results of a clinical trial do not necessarily predict final results. Our interpretation of data and results from our clinical studies do not ensure that we will achieve similar results in future clinical studies. In addition, clinical data are often susceptible to various interpretations and analyses and regulatory authorities may disagree with our interpretation(s). Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical testing in addition to those we have planned.

22

The initiation and completion of any of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in clinical studies for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical studies, including related to the following:

●	we may be required to submit an Investigational Device Exemption (“IDE”) application to the FDA, which must become effective prior to commencing certain human clinical studies of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical studies;

●	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical studies;

●	regulators and/or an Institutional Review Board (the “IRB”) or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

●	we may not reach agreement on acceptable terms with prospective contract research organizations (the “CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical studies or abandon product development programs;

●	the number of subjects or patients required for clinical studies may be larger than we anticipate, enrollment in these clinical studies may be insufficient or slower than we anticipate, and the number of clinical studies being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical studies at a higher rate than we anticipate;

●	our third-party contractors, including those manufacturing products or conducting clinical studies on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical studies for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

●	we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

●	regulators, IRBs, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

●	the cost of clinical studies may be greater than we anticipate;

●	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

●	we may be unable to recruit a sufficient number of clinical trial sites;

●	we may be unable to recruit a sufficient number of study participants at the clinical trial sites;

●	regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical studies may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

23

●	approval policies or regulations of the FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

●	our current or future products may have undesirable side effects or other unexpected characteristics leading to delay, interruption, or cancelation of our clinical programs.

Any of these occurrences may significantly harm our business, financial condition, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

Clinical studies must be conducted in accordance with the laws and regulations of the FDA, Health Canada and other applicable regulatory authorities’ legal requirements, regulations, or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical studies are conducted. Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical studies and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical studies if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our device or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts.

We would depend on our collaborators and on medical institutions and CROs to conduct our clinical studies in compliance with good clinical practice (“GCP”) requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical studies, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical studies that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA or Health Canada may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical studies. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted sales launch of our device in the U.S. or Canada or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical studies, the FDA or Health Canada may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results, and prospects.

Medical device development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. Product candidates that have shown promising results in early-stage clinical studies may still suffer significant setbacks in subsequent advanced clinical studies. There is a high failure rate for medical devices proceeding through clinical studies, and product candidates in later stages of clinical studies may fail to show the desired sensitivity and specificity parameters despite having progressed satisfactorily through initial clinical studies. A number of companies in the medical device industry have suffered significant setbacks in advanced clinical studies due to insufficient sensitivity and specificity or adverse safety profiles, notwithstanding promising results in earlier studies. Moreover, clinical data are often susceptible to varying interpretations and analyses. We do not know whether any pivotal studies we may conduct will demonstrate consistent or adequate sensitivity and specificity sufficient to obtain regulatory authorization to market any device we may develop.

24

If the third parties on which we rely to conduct clinical studies and to assist us with other aspects of development do not perform as required or expected, we may be delayed or unable to obtain marketing authorization of our device in the U.S. and/or Canada.

We may not have the ability to independently conduct clinical studies and we may need to rely on third parties, such as CROs, medical institutions, clinical investigators, and contract laboratories to conduct such studies. We would depend on our collaborators and on medical institutions and CROs to conduct our clinical studies in compliance with GCP requirements and other regulatory requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical studies, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, including on account of the outbreak of infectious disease, such as the COVID-19 pandemic, or otherwise, we may be affected by increased costs, program delays or both, any resulting data may be unreliable or unusable for regulatory purposes, and we may be subject to enforcement action.

If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our development activities or clinical studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully launch sales of, our device on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Medical devices which receive regulatory clearance or approval remain subject to ongoing and pervasive regulatory requirements governing, among other things:

●	the FDA’s Quality System Regulation (the “QSR”) and Health Canada’s Quality Management System requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provides adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

●	registration and listing requirements;

●	import and export regulations;

●	clearance or approval of product modifications to that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

25

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	complying with the federal law and regulations requiring Unique Device Identifiers (“UDI”) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (the “GUDID”);

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state, or foreign regulatory authorities, which may include any of the following sanctions:

●	adverse publicity;

●	Form 483s, untitled letters or warning letters;

●	fines, injunctions, consent decrees and civil penalties;

●	recalls, termination of distribution, administrative detention, or seizure of a device;

●	customer notifications or repair, replacement or refunds;

●	operating restrictions or partial suspension or total shutdown of production;

●	delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations of new products, new intended uses, or modifications to existing products;

●	withdrawals or suspensions of product clearances or approvals, resulting in prohibitions on sales of our device;

●	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

●	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, and results of operations.

In addition, the FDA or state or foreign authorities may change their clearance and approval policies, adopt additional regulations, or revise existing regulations, or take other actions, which may require, prevent, or delay clearance or approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain any approvals we are able to obtain.

26

Medical devices must be manufactured in accordance with federal, state, and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our device must comply with the FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing, and shipping of medical devices. As manufacturers of electron radiation-emitting products, we are also responsible for compliance with the radiological health regulations and certain radiation safety performance standards.

Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which include the facilities of subcontractors. Our device is also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our device. In addition, failure to comply with applicable FDA or state or foreign requirements or later discovery of previously unknown problems with our device or manufacturing processes could result in, among other things: warning letters or untitled letters; Form 483s, fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our device; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our device; clinical holds; refusal to permit the import or export of our device; and criminal prosecution of us, our suppliers or our employees.

Any of these actions could significantly and negatively affect supply of a device. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our device may harm our reputation in the marketplace, could potentially cause harm to the patient and could lead to product liability suits or result in costly investigations, fines, or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Advertising and promotion of medical devices in the United States may be heavily scrutinized by the FDA, the DOJ, HHS, Federal Trade Commission, state attorneys general, members of Congress, and the public. Advertising and promotion of medical devices in Canada may be heavily scrutinized by Health Canada. In addition, advertising, and promotion of medical devices outside of the United States may be heavily scrutinized by comparable foreign regulatory authorities.

If the FDA, Health Canada or any state, provincial or foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of a warning letter, an untitled letter, injunction, seizure, civil fine or criminal penalties, which could have an adverse impact on our reputation and financial results. It is also possible that other federal, state, provincial or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations. We may become subject to such actions and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition, and results of operations. Equivalent laws and potential consequences exist in foreign jurisdictions.

In addition, if our device is cleared or approved, healthcare providers may misuse our device or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

27

Our device may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA and Health Canada, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our device, or a recall of our device either voluntarily or at the direction of the FDA, Health Canada, or another governmental authority, could have a negative impact on us.

Any device for which we receive clearance or approval, we will be subject to the FDA’s and Health Canada’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA or Health Canada, as applicable, when we receive or become aware of information that reasonably suggests that one or more of our devices may have caused or contributed to a death or serious injury, or, in the case of Health Canada, serious deterioration in health, or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury, or, in the case of Health Canada, serious deterioration in health. The timing of our obligation to report is triggered by the date we become aware of the adverse event, as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA, Health Canada, or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our device or delay in clearance or approval of future products.

The FDA, Health Canada and foreign regulatory bodies have the authority to require or request the recall of marketed products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or Health Canada, as applicable, may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA or Health Canada warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or Health Canada. We may initiate voluntary withdrawals or corrections for our device in the future that we determine do not require notification of the FDA or Health Canada. If the FDA or Health Canada, as applicable, disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

28

We may be subject, directly, or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Many federal, state, provincial and foreign healthcare laws and regulations apply to medical devices. In Canada, we may be subject to the Corruption of Foreign Public Officials Act, which generally prohibits companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In the U.S., we may be subject to certain federal and state regulations in the U.S., including the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; the federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment; the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services; the federal civil False Claims Act (“FCA”), which prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government; and other federal and state false claims laws. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements.

The majority of states also have statutes similar to the federal Anti-Kickback Statute and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payor is a government entity or a private commercial entity. The Federal Open Payments, or Physician Payments Sunshine Act (“Sunshine Act”), program requires manufacturers of drugs, medical devices, and biologics for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests in the manufacturer held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. Our failure to appropriately track and report Sunshine Act covered payments to the government could result in civil fines and penalties, which could adversely affect the results of our operations. In addition, several U.S. states and localities have enacted legislation requiring medical device companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals, or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

The medical device industry has been under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of such governmental regulations, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

29

Legislative or regulatory reforms in the United States may make it more difficult and costly for us to obtain regulatory clearances or approvals for our device or to manufacture, market or distribute our device after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations, or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of planned or future products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our device. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance for or approval of, manufacture, market or distribute our device. We cannot determine what effect changes in regulations, statutes, legal interpretation, or policies, when and if promulgated, enacted, or adopted may have on our business in the future. Such changes could, among other things, require additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement, or discontinuance of our device; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. It is difficult to predict what policies may be implemented or how any such executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If executive actions or new policies impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations, or financial results. In the United States and some foreign jurisdictions, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system and how its costs should be controlled or managed. Certain of these proposals could limit the prices we are able to charge for our device or the coverage and reimbursement available for our device and could limit the acceptance and availability of our device. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that are directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. Additionally, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or market our device.

Recently, there has been heightened governmental scrutiny over the manner in which drug and device companies set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. Additionally, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase, and which suppliers will be included in their healthcare programs. Adoption of price controls and other measures designed to restrict spending or purchasing power may prevent or limit our ability to generate revenue and attain profitability.

30

In addition, the delivery of healthcare in the European Union (“EU”), including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law, and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval, restrict or regulate post-approval activities and affect our ability to launch sales of any products for which we obtain marketing approval.

We are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in the price of our common shares or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential marketing of our device.

Disruptions at the FDA, Health Canada and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or launched for sale into the U.S. or Canada, as applicable, in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA or Health Canada, as applicable, to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or Health Canada’s, as applicable, ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or Health Canada’s, as applicable, ability to perform routine functions. Average review times at the FDA and Health Canada have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, Health Canada and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, or if global health concerns prevent or temporarily restrict the FDA, Health Canada, or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or Health Canada, as applicable, to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

In the normal course of business, we will receive health information and other highly sensitive or confidential information and data of patients and other third parties, which we compile and analyze. Our collection and use of this data, including that of our vendors, might raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, and may be inconsistent among countries and regions we intend to operate in (e.g., the U.S. and the EU), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

31

In particular, we are subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security of personal information) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business.

In addition, we expect to obtain health information that is subject to privacy and security requirements under HIPAA and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, Health Information Technology for Economic and Clinical Health Act (“HITECH”) makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we improperly handle or knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

HIPAA requires Covered Entities (like many of our potential customers) and business associates (like us) to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical, and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information, and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation.

32

We are also subject to Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level with respect to the collection, use and disclosure of personal information in Canada. Such federal and provincial legislation impose data privacy and security obligations on our processing of personal information of Canadian residents. The federal legislation includes mandatory data breach notification requirements. Canada’s Anti-Spam Legislation (“CASL”) also applies to the extent that we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL contains prescriptive consent, form, content and unsubscribe mechanism requirements. Penalties for non-compliance with CASL are up to Cdn$10 million per violation. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with all of these laws and regulations involves costs to our business, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties, as well as litigation, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data.

While we implement various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. Any failure or perceived failure by us to comply with our contractual or legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers or partners may limit the adoption and use of, and reduce the overall demand for, our device. Additionally, if third parties we work with violate applicable laws, regulations, or agreements or suffer data breaches, such violations or data breaches may put the data we have received at risk, and could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Risks related to Development and Manufacturing of Our Products and Our Reliance on Third Parties

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties in connection with clinical trials and the development and manufacture of our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may harm our business.

33

The Company depends on third party suppliers to obtain the Company’s specialized equipment which is necessary for the production of the Company’s products.

The Company currently obtains certain of its specialized components for the manufacturing of the Company’s products from specialized suppliers. For some components, the Company has so far identified only one supplier which is qualified for the Company’s outsourcing. If that supplier were to stop supplying the required products, the Company would need to identify an alternative source of such components, if possible, and may need to wait until it is qualified for the Company’s supplier process before procuring the components, which may cause substantial delays to one or all of the Company’s development programs, as well as a significant increase in costs. If no alternate suppliers were identified, such supply issues could disrupt the Company’s development plan.

We may not successfully establish and maintain relationships with third-party service providers and collaborators, which could adversely affect our ability to develop, manufacture and commercialize our product candidates.

Our ability to develop and commercialize our product candidates is dependent on our ability to reach strategic licensing and other development agreements with appropriate partners. If we are unable to successfully negotiate such agreements, we may not be able to continue to develop our product candidates, without raising significant additional capital for development and commercialization. We may not be able to identify such collaborators and partners on a timely basis, and we may not be able to enter into relationships with any future collaborator(s) or partner(s) on terms that are commercially beneficial to us or at all. In addition, such relationships and partnerships may not come to fruition or may not be successful. Our agreements with these third parties may also contain provisions that restrict our ability to develop and test our product candidates or that give third parties rights to control aspects of our product development and clinical programs.

The third-party contractors may not assign as great of a priority to our development programs or pursue them as diligently as we would if we were undertaking such programs directly and, accordingly, may not complete activities on schedule, or may not conduct the studies or our clinical trials in accordance with regulatory requirements or with our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if their performance is substandard, we may be required to replace them.

In addition, conflicts may arise with our collaborators, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with our existing or future collaborators, they may act in their self-interest, which may be adverse to our best interests. The third-party contractors may also have relationships with other commercial entities, some of whom may compete with us. If the third-party contractors work with our competitors, our competitive position may be harmed.

In addition, although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. The failure of third parties to carry out their obligations towards us would materially adversely affect our development efforts.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights related to our device, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Our success and future revenue growth will depend, in part, on our ability to protect our patent rights. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements with our employees, consultants, and contractors to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable, or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, agreements may be breached, trade secrets may be difficult to protect, and we may not receive adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors or other unauthorized third parties.

34

There is no guarantee that the patent applications that we submitted with regards to our technologies will result in granted patents. In the event of failure to obtain patent registration, our developments will not be proprietary, which might allow other entities to manufacture our device and compete with them.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our device, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, products and provide exclusivity for our new products or future services or prevent others from designing around our claims. Furthermore, there is no guarantee that third parties will not infringe or misappropriate our patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert our rights. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business. If we cannot obtain and maintain effective patent rights for our device, we may not be able to compete effectively, and our business and results of operations would be harmed.

Additionally, we cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

The patent position of medical device companies generally is highly uncertain and involves complex legal and factual questions for which many legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation within our industry. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Further, the issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and in-licensed patents may be challenged, invalidated, or legally circumvented by third parties, or may expire. We cannot be certain that our patents will be upheld as valid and enforceable or will prevent the development of competitive products by third parties. For example, we may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our patent rights, and the outcome of any proceedings are highly uncertain. Such challenges may result in the patent claims of our owned or in-licensed patents being narrowed, invalidated, or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or marketing similar or identical technology and products, or limit the duration of the patent protection of our products and technology. Consequently, competitors could develop, manufacture, and sell products that directly compete with our products, which could decrease our sales and affect our ability to compete. In addition, competitors could attempt to reverse engineer our device to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside the scope of our patents. If our intellectual property does not adequately protect us from our competitors’ products and methods, our business and competitive position could be adversely affected. We may in the future become involved in litigation to protect the patents associated with our products, which could result in substantial costs and distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and European and other patent agencies over the lifetime of a patent. In addition, the USPTO and European and other patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such noncompliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we fail to maintain the patents and patent applications covering our product candidates or if we otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.

Intellectual property rights of third parties could adversely affect our ability to market our device, and we might be required to litigate or obtain licenses from third parties in order to develop or market our device. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties in the future or other third-party intellectual property rights are held to cover our device or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or market products or services unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services, or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

35

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products, or the use of our new products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from selling or marketing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly. The cost of any litigation or other proceeding, regardless of its merit, even if resolved in our favor, could be substantial. Some of our competitors may be able to bear the costs of such litigation or proceedings more effectively than us, should they have greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may, regardless of their merit, also absorb significant management time and employee resources.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our device. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings and may have significantly broader intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised leading to others making, using, importing, or selling products that are the same or substantially the same as ours, which could adversely affect our ability to compete in the market.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. Under the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), enacted on September 16, 2011, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

36

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us launch sales of new products or services into the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

Third-party claims of intellectual property infringement may prevent or delay our development and marketing efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products and services. As our industries expand and more patents are issued, the risk increases that our device may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our device. There may be currently pending patent applications or continued patent applications that may later result in issued patents that our device may infringe. In addition, third parties may obtain patents or services in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and market the applicable product unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and market our device. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States, and other jurisdictions, are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent.

37

After March 15, 2013, under the Leahy-Smith Act, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of the patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a product, we may be open to competition from competitive products. At the time of the expiration of the relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors. Although the patent term extensions under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Act”) in the United States may be available to extend the patent term of patents protecting certain products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Medical device patents eligible for patent term extension are those covering medical devices approved under Section 515 of the Federal Food, Drug, and Cosmetic Act (“FFDCA”), the so called “Class III” medical devices. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies to develop their own products or services in jurisdictions where we have not obtained patent protection and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our device or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, put the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

38

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Risks related to Taxation

We may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold our common shares to potentially significant adverse U.S. federal income tax consequences.

If we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding our common shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not we continued to be a PFIC), to certain adverse US federal income tax consequences. We will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of our gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). No assurance can be given as to whether or not we will be treated as a PFIC for our current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, and the value of our assets (which may be determined, in part, by reference to the market value of our common shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to our common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.

An adverse interpretation of the legislation underlying the New Brunswick Small Business Investor Tax Credit could deem the public offering of the Company’s shares as a “redemption event” which could impose certain additional tax liabilities on the Company.

The New Brunswick Small Business Investor Tax Credit provides a 50% (for investments made after April 1, 2015) non-refundable personal income tax credit of up to $125,000 per year (for investments of up to $250,000 per individual investor) to eligible individual investors who invest in eligible small business, community economic development corporations, and associations in the province. The legislation underlying this tax credit could be interpreted to deem any public offering of the securities acquired as an eligible investment as a “redemption event”. The application of such interpretation, if enforced, could transfer a tax liability equal to the amount of the tax credit received by the beneficial holders of our common shares to the Company.

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations and reduce net returns to our shareholders.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in the United States, Canada, and other jurisdictions.

Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including: (1) the jurisdictions in which profits are determined to be earned and taxed; (2) the resolution of issues arising from any future tax audits with various tax authorities; (3) changes in the valuation of our deferred tax assets and liabilities; (4) increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions; (5) changes in the taxation of share-based compensation; (6) changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and (7) challenges to the transfer pricing policies related to our structure.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service (“IRS”) or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

39

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Risks Related to Our Common Shares and This Offering

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to fund research and development of our product offerings, as described in “Use of Proceeds” in this prospectus. Any remaining amounts will be used for working capital and general corporate purposes, including funding the costs of operating as a public company, general and administrative expenses, capital expenditures and prosecution and maintenance of our intellectual property. Although we currently intend to use the net proceeds from this offering in such a manner, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could adversely affect our ability to continue to develop and commercialize our product candidates and harm our business.

We will incur increased costs as a result of being a public company in the United States, and our management will be required to devote substantial time to U.S. and Canadian public company compliance programs.

As a public company in the United States and Canada, we will incur significant additional legal, insurance, accounting, and other expenses. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company in the United States and Canada, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt a compliant insider trading policy and other corporate governance programs and charters, and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under U.S. and Canadian securities laws. We intend to invest resources to comply with evolving U.S. and Canadian laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development activities. If our efforts to comply with new U.S. or Canadian laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities or third parties may initiate legal proceedings against us, and our business may be harmed. In connection with this offering, we are increasing our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a U.S. and Canadian public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act and equivalent Canadian securities legislation require that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act or the equivalent Canadian securities legislation, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to become and/or remain listed on the Nasdaq Capital Markets or the TSX.

40

We are not currently required to comply with the Commission’s rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date, we are no longer an “emerging growth company”, as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position, and results of operations.

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports, as applicable. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds US$700 million as of any June 30 before that time or if we have total annual gross revenue of US$1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than US$1 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than domestic U.S. public companies.

We are a foreign private issuer (“FPI”) as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents, or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

41

As an FPI, we will file an annual report on Form 20-F or 40-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for FPIs, our common shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are an FPI, we are not subject to certain stock exchange corporate governance rules applicable to U.S. listed companies.

We are entitled to rely on certain corporate governance rules of the Nasdaq Stock Market LLC (“Nasdaq”) that allow us to follow Canadian corporate law and the CBCA with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to (i) have a majority of the board of directors consist of independent directors, (ii) require non-management directors to meet on a regular basis without management present and (iii) promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In connection with our proposed Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are an FPI, however, our audit committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as an FPI. Furthermore, Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares, which we are not required to follow as an FPI.

We may lose our FPI status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting, and other expenses.

As an FPI, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer meet the FPI definition as early as the end of our second fiscal quarter in the fiscal year following the listing or our common shares, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of the first day of the subsequent fiscal year. In order to maintain our current status as an FPI, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as an FPI, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Management will continue to own a significant percentage of our common shares and will be able to exert significant influence over matters subject to shareholder approval.

Our directors and officers currently beneficially own approximately 26% of the Company. Upon the completion of this offering, they will beneficially own approximately ____% of our common shares, or approximately ____% if the underwriter exercises its option to purchase additional common shares from us in full. Therefore, even after this offering, they will have the ability to substantially influence us through this ownership position. For example, they may be able to influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. Their interests may not always coincide with our corporate interests or the interests of other shareholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as they continue to own a significant amount of our equity, they will continue to be able to strongly influence our decisions.

42

We do not know whether a market will develop for our common shares or what the market price of our common shares will be and, as a result, it may be difficult for you to sell your common shares.

Before this offering, there was no public trading market for our common shares. We cannot predict the extent to which an active market for our common shares will develop or be sustained after this offering or how the development of such a market might affect the market price of our common shares. If a market for our common shares does not develop in the United States or is not sustained, it may be more difficult for you to sell your common shares at an attractive price or at all. The public offering price of our common shares will be determined by negotiations between us and the underwriters taking into account prevailing market conditions, among other factors, and may not be indicative of the price at which our common shares will trade following completion of this offering. Investors may not be able to sell their common shares at or above the public offering price.

An inactive market in either Canada or the United States may also impair our ability to raise capital by selling common shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common shares as consideration. We cannot predict the prices at which our common shares will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common shares may fall.

We are governed by the corporate laws of Canada that in some cases have a different effect on shareholders than the corporate laws of the United States.

We are governed by the CBCA and other relevant laws which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction. There are certain material differences between the CBCA and, for example, Delaware General Corporation Law (“DGCL”). These include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the company’s articles) the CBCA generally requires approval by 66 2/3% of the votes cast by shareholders who voted, or as set out in the articles, as applicable, whereas DGCL generally requires only a majority vote; (ii) under the CBCA, holders of 5% or more of the company’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL; and (iii) the CBCA requires that in an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote. See “Material Differences Between The Canada Business Corporations Act And The Delaware General Corporation Law” in this report for a description of the principal differences between the provisions of the CBCA applicable to us and, for example, the DGCL relating to stockholders’ rights and protections. We cannot predict whether investors will find our company and our shares less attractive because we are governed by the CBCA rather than the DGCL.

The market price of our common shares may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our common shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control, including, but not limited to:

●	timing and success of technology and clinical development related activities for our product candidates;

●	timing of regulatory review and approval of our product candidates;

●	failure to adequately protect our intellectual property or proprietary technology;

●	our inability to raise additional capital and the terms on which we raise it;

●	commencement or termination of any licensing or other partnering arrangement;

●	regulatory actions with respect to our product candidates or our competitors’ products;

43

●	actual or anticipated fluctuations in our financial condition and operating results;

●	publication of research reports by securities analysts about us or our competitors or our industry;

●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	our inability to recruit clinical subjects to participate in our technology development and clinical development activities;

●	additions and departures of key personnel;

●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

●	the passage of legislation or other regulatory developments affecting us or our industry;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	sales of our common shares by us, our insiders or our other shareholders;

●	speculation in the press or investment community;

●	announcement or expectation of additional financing efforts;

●	changes in accounting principles;

●	terrorist acts, acts of war or periods of widespread civil unrest;

●	natural disasters and other calamities;

●	changes in market conditions for similarly situated company stocks; and

●	changes in general economic, industry and market conditions.

In addition, the stock market has recently experienced significant volatility, particularly with respect to biotechnology and other life sciences company stocks. The volatility of biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As a result of this volatility, you may not be able to sell your common shares at or above the initial public offering price. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common shares to drop significantly, even if our business is doing well.

As of December 31, 2023, there were 47,423,061 common shares outstanding that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements, Regulation S under the Securities Act, and Rule 144 thereunder. We intend to register all common shares that we may issue under our employee benefit plans, including our Omnibus Plan. Once we register these common shares and they are issued in accordance with the terms of the plan, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144. If the options are exercised and the underlying common shares resold in the public market in the near future, the market price of our common shares may drop. For more information, see “Shares Eligible For Future Sale — Rule 144” in this prospectus.

44

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common shares in this offering, assuming a public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution of $            per share, representing the difference between the assumed initial public offering price of $            per share and our pro forma net tangible book value per share after giving effect to this offering. Moreover, we issued options in the past to acquire common shares at prices significantly below the assumed initial public offering price. As of December 31, 2023, there were 5,821,971 outstanding options, of which 4,711,793 were exercisable as at that date. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. As a result of the dilution to investors purchasing common shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information on the dilution, you may suffer as a result of investing in this offering, see “Dilution” in this prospectus.

We do not expect to pay any cash dividends for the foreseeable future.

You should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

We cannot assure you that our common shares will become listed on Nasdaq or the TSX and, if listed, our failure to meet Nasdaq’s or the TSX’s continued listing requirements, as applicable, could result in a delisting of our common shares.

Although we intend to apply to list our common shares on Nasdaq and the TSX, we cannot assure you that we will be able to meet the initial listing standards, including the minimum per share price and minimum capitalization requirements, or that we will be able to maintain a listing of our common shares on either exchange. If, after listing, we fail to satisfy any of Nasdaq’s or the TSX’s continued listing requirements, as applicable, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq or the TSX, as applicable, may take steps to delist our common shares. Such a delisting would likely have a negative effect on the price of our common shares and would impair your ability to sell or purchase our common shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common shares to become listed again, stabilize the market price or improve the liquidity of our common shares, prevent our common shares from dropping below the required minimum bid price, or prevent future non-compliance with Nasdaq or TSX listing requirements, as applicable.

If securities or industry analysts do not publish research, or publish inaccurate, negative, or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common shares could decrease, which in turn could cause our share price and trading volume to decline.

45

As we are a Canadian company, it may be difficult for U.S. shareholders to effect service on us or to realize on judgments obtained in the United States.

We are incorporated under the federal laws of Canada, most of our directors and officers are residents of Canada, some or all of the experts named in this prospectus may be residents of Canada, and most or all of our assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or upon such persons who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We may issue additional equity or debt securities, which are senior to our common shares as to distributions and in liquidation, which could materially adversely affect the market price of our common shares

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any preferred shares, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to price volatility in our common shares.

Following this offering, investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common shares that are not directly correlated to our performance or prospects and once investors purchase the common shares necessary to cover their short position the price of our common shares may decline.

Investment in our common shares is speculative, involves risk, and there is no guarantee of a return.

There is no guarantee that our common shares will earn any positive return in the short term or long term. A purchase of our common shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks.

46

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	our ability to raise additional capital to fund our operations and continue the development of our current and future product candidates;

●	the preclinical nature of our business and our ability to successfully advance our current and future product candidates through development activities, preclinical studies, and clinical trials;

●	our ability to generate revenue from future product sales and our ability to achieve and maintain profitability;

●	the accuracy of our projections and estimates regarding our expenses, capital requirements, cash utilization, and need for additional financing;

●	the expected uses of the net proceeds from this offering;

●	the success of competing products that are or may become available;

●	the initiation, progress, success, cost, and timing of our development activities, preclinical studies or testing and future clinical trials;

●	the timing of our future PMA, De Novo, 510(k) clearance or IDE applications and the likelihood of, and our ability to obtain and maintain, regulatory clearance of such applications for our product candidates;

●	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;

●	the performance of third parties in connection with the development of our product candidates, including third parties conducting our future clinical trials as well as third-party suppliers and manufacturers;

●	our ability to attract and retain strategic collaborators with development, regulatory, and commercialization expertise;

●	our ability to successfully commercialize our product candidates and develop sales and marketing capabilities, if our product candidates are approved;

●	the size and growth of the potential markets for our product candidates and our ability to serve those markets;

●	regulatory developments and approval pathways in the United States, Canada and other countries for our product candidates;

●	the potential scope and value of our intellectual property and proprietary rights;

●	our ability to obtain, maintain, defend, and enforce intellectual property and proprietary rights protecting our product candidates, and our ability to develop and commercialize our product candidates without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties;

47

●	our ability to recruit and retain key members of management and other clinical and scientific personnel;

●	developments relating to our competitors and our industry; and

●	other risks and uncertainties, including those described under the caption “Risk Factors” in this prospectus.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks discussed in further detail under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

48

Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $            million, or approximately $            million if the underwriters exercise in full their option to purchase additional common shares, based upon an assumed initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per common share would increase (decrease) the net proceeds to us from this offering by approximately $           , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of             in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming no change in the initial public offering price per common share, and after deducting underwriting discounts and commissions.

We intend to use the net proceeds of this offering as follows:

●	approximately $ to fund development of a machine learning algorithm to detect breast cancer in breath;

●	approximately $ to fund manufacturing of IR-CRD Spectrometer to support clinical trials;

●	approximately $ to fund manufacturing of SohnoXB Breath Samplers to support clinical trials;

●	approximately $ to fund Selling, General and Administrative Expenditures; and

●	the remainder for working capital and other general corporate purposes.

Additionally, we may use a portion of the net proceeds from this offering to acquire or invest in complementary businesses or assets. However, we have no current commitments to do so.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including any unforeseen cash needs and the other factors described under “Risk Factors” in this prospectus. As a result, our management will have broad discretion in applying the net proceeds of this offering.

Pending the use, the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

49

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “Risk Factors — We do not expect to pay any cash dividends for the foreseeable future” in this prospectus.

50

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of February 1, 2024, follows:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance and sale of 300,918 common shares and our receipt of proceeds of Cdn$331,010 therefrom, in a private placement completed on February 14, 2024, the issuance of 100,000 common shares on February 14, 2024 as settlement for services received related to the year ended December 31, 2023, and the issuance of 1,068,333 common shares pursuant to the exercise of options on February 23, 2024; and

●	on a pro forma as adjusted basis to give further effect to the issuance and sale of common shares by us in this offering at an assumed initial public offering price of $ per common share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table assumes no exercise of the underwriters’ option to purchase up to an additional             common share.

You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of February 1, 2024 (in Cdn$, except share amounts)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$962,575	1,319,084	$
Liabilities	$3,951,936	3,698,935
Shareholders’ equity
Common shares, no par value; unlimited shares authorized; 47,423,061 shares issued and outstanding, actual; 47,823,979 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	$20,840,808	$21,450,318
Additional paid-in capital	$4,225,240	$4,225,240
Foreign exchange translation reserve	$(60,349)	$(60,349)
Deficit	$(24,808,564)	$(24,808,564)
Total shareholders’ equity	$197,135	$806,645
Total capitalization	$52,165,367	52,606,377

A $1.00 increase (decrease) in the assumed initial public offering price of $            per common share (the midpoint of the price range set forth on the cover page of this prospectus) would increase as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately Cdn$            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

51

An increase (decrease) of             in the number of common shares we are offering would increase (decrease) the as adjusted cash and cash equivalents, total shareholders’ equity, and total capitalization by approximately Cdn$            million, assuming no change in the initial public offering price per common share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing gives effect to the transactions described above and excludes:

●	4,813,026 common shares issuable upon the exercise of outstanding options at a weighted average exercise price of Cdn$0.73 per share; and

●	76,205 common shares reserved for future issuance under our Omnibus Plan;

●	common shares issuable upon the conversion of outstanding convertible promissory notes; and

●	common shares issuable upon exercise of warrants to be issued to the representative of the underwriters upon the completion of this offering.

52

DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per common share after this offering.

Our net tangible book value as of December 31, 2023, was Cdn $1.05 million, or Cdn $0.02 per common share. The net tangible book value per share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the total number of common shares outstanding at such date.

Our pro forma net tangible book value as of December 31, 2023, was Cdn$1.35 million or Cdn$0.03 per common share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common shares outstanding as of December 31, 2023, after giving effect to the issuance and sale of 300,918 common shares and our receipt of net proceeds of Cdn$331,010 therefrom, in a private placement completed on February 14, 2024, the issuance of 100,000 common shares on February 14, 2024 as settlement for services received related to the year ended December 31, 2023, and the issuance of 1,068,333 common shares pursuant to the exercise of options on February 23, 2024.

After giving effect to the sale of             common shares that we are offering at an assumed initial public offering price of $            per common share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been Cdn$            per common share. This amount represents an immediate increase in net tangible book value of Cdn$            per common share to our existing shareholders and an immediate dilution in net tangible book value of Cdn$            per common share to new investors purchasing common shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution (in Canadian dollars):

Assumed initial public offering price per common share			$
Net tangible book value per share as of December 31, 2023		$0.02
Increase per share attributable to pro forma adjustments
Pro forma net tangible book value per share on December 31, 2023	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing common shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing common shares in this offering			$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per common share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, our pro forma as adjusted net tangible book value after this offering by Cdn$            million, or Cdn$            per share, and the dilution per share to new investors in this offering by Cdn$            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

An increase of             in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by Cdn$            , and the dilution per share to new investors in this offering by Cdn$            , assuming no change in the assumed initial public offering price per common share (the mid-point of the price range set forth on the cover page of this prospectus).

53

If the underwriters exercise their option to purchase additional common shares in full in this offering, the increase in net tangible book value per share attributable to this offering would be Cdn$            per share, the pro forma as adjusted net tangible book value per share after this offering would be Cdn$            , and the dilution per share to new investors in this offering would be Cdn$            per share, in each case assuming an initial public offering price of $            per common share (the mid-point of the price range set forth on the cover page of this prospectus).

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2023, the differences between the number of common shares purchased from us, the total consideration and the average price per common share paid by existing shareholders and by new investors in this offering. The calculation below is based on an assumed initial public offering price of $            per common share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Common Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%	$
New investors
Total		100%			100%		$

If the underwriters exercise their option to purchase additional shares in full:

●	the percentage of common shares held by existing shareholders will decrease to approximately % of the total number of our common shares outstanding after this offering; and

●	the number of common shares held by new investors will increase to , or approximately % of the total number of our common shares outstanding after this offering.

The foregoing tables and calculations are based on our actual common shares outstanding as of December 31, 2023, and exclude:

●	4,813,026 common shares issuable upon the exercise of outstanding options at a weighted average exercise price of Cdn$0.73 per share;

●	76,205 common shares reserved for future issuance under our Omnibus Plan;

●	common shares issuable upon the conversion of outstanding convertible promissory notes; and

●	common shares issuable upon exercise of warrants to be issued to the representative of the underwriters upon the completion of this offering.

To the extent that outstanding options are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

54

MARKET FOR COMMON SHARES

Prior to this offering, there has been no public market for our common shares. We intend to apply to have our common shares listed on the Nasdaq Capital Market under the symbol “BRTH.” We also intend to apply to list our common shares on the TSX under the symbol “BRTH.”

See “Risk Factors — Risks Related to Our Common Shares and This Offering — Management will continue to own a significant percentage of our common shares and will be able to exert significant influence over matters subject to shareholder approval.

Our directors and officers currently beneficially own approximately 26% of the Company. Upon the completion of this offering, they will beneficially own approximately         % of our common shares, or approximately        % if the underwriter exercises its option to purchase additional common shares from us in full. Therefore, even after this offering, they will have the ability to substantially influence us through this ownership position. For example, they may be able to influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. Their interests may not always coincide with our corporate interests or the interests of other shareholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as they continue to own a significant amount of our equity, they will continue to be able to strongly influence our decisions.

See also “We do not know whether a market will develop for our common shares or what the market price of our common shares will be and, as a result, it may be difficult for you to sell your common shares” in this prospectus.

55

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our annual audited consolidated financial statements and the related notes thereto for the year ended December 31, 2023 (“financial statements”), included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors. All amounts included in this MD&A as in Canadian dollars unless otherwise denoted.

This MD&A is dated as of February 28, 2024.

OVERVIEW

Breathe BioMedical Inc. (the “Company” or “we” or “us”) was originally incorporated under the Alberta Business Corporations Act in 2005; it was continued under the Canada Business Corporations Act in 2013 and is extra-provincially registered in New Brunswick under the New Brunswick Business Corporations Act. The Company legally changed its name from Picomole Inc. to Breathe BioMedical Inc. on December 1, 2023. The Company is a medical technology company currently developing an accurate breath test to detect disease. The Company’s current focus is on the early detection of breast cancer in women with dense breast tissue.

On December 1, 2023, the Company amended its articles to modify the authorized share capital of the Company by deleting from the Company’s authorized capital the Class B shares, Class C shares, Class D shares, Class E shares, Class F shares and Class G shares, including the rights, privileges, restrictions, and conditions attaching thereto. The Company also redesignated the “Class A shares” of the Company as “Common shares” of the Company and increased the authorized capital of the Company by creating an unlimited number of Preferred shares.

The Company’s head office is located at 191 Halifax St, Moncton, New Brunswick, Canada.

Business Strategy and Development

We are developing a platform technology that has the potential to detect diseases using only exhaled breath which could make the early detection of cancer and other diseases through breath analysis a reality. Our technology works by identifying the biomarkers of disease that are present in breath. We have active studies underway where we are exploring the potential of using exhaled breath to detect disease. This technology could revolutionize multi-disease detection. Our pursuit is to make our simple breath test available in physician offices, clinics, and pharmacies. In a single breath test we hope to detect numerous diseases. Our current focus is on developing an accurate breath test to detect early-stage breast cancer in the approximately 50% of women who have dense breast tissue, a population for whom the current standard of care is estimated to be less than 50% accurate.

In June of 2023, we pivoted from a lung cancer detection focus to a breast cancer detection focus. This pivot was due to a number of factors, including, but not limited to, ability to attract clinical subjects, ability to raise funds and the breast-density agnostic nature of our breath based detection solution. Since this pivot, we have added world renowned breast cancer experts to our team, and have been able to attract a more significant amount of capital, improving our financial position. Additional capital will be required in order to continue to execute on the breast cancer detection strategy in 2024.

There are several factors that suggest that it is a promising time to be developing a solution for breast cancer detection in women with dense breast tissue, such as ours. Breast density is becoming a more discussed health risk related to breast cancer, as evidenced by the requirement for notification of breast density in many states, including California, New York, Texas, Florida and Pennsylvania among many others. Screening guidelines have been changed from women ages 50-74 to women aged 40-74, resulting in a larger number of women that are to be screened for breast cancer, expanding the addressable market for a technology such as ours. The Affordable Care Act in the United States now fully covers Mammography as a modality for breast cancer screening, increasing the potential for reimbursement for a solution such as ours.

We will need to raise substantial additional capital to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we plan to finance our operations through the sale of equity, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing as and when needed to finance our operations on terms acceptable to us or at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to secure adequate additional funding, we may have to significantly delay, scale back, liquidate or discontinue the development and commercialization of our technology.

56

Our cash was approximately $1,636,203 as of December 31, 2023, and together with the proceeds from this offering, we believe that we will have sufficient cash to fund our operations for two years. We believe that we will continue to expend substantial resources for the foreseeable future developing our product candidates. These expenditures will include costs associated with research and development, potentially obtaining regulatory approvals, as well as marketing and selling products approved for sale, if any, and potentially acquiring new technologies and products.

COMPONENTS OF RESULTS OF OPERATIONS

Revenue

We have not generated any revenue since our inception and do not expect to generate any revenue from the sale of products for the foreseeable future.

Operating expenses

Research and development

Research and development expenses relate primarily to the development, design, preproduction samples, prototypes, compensation, consulting fees and other fees or costs incurred related to third-party research partners. All costs incurred related to research and development are expensed in the period incurred.

Research and development expenses include or could include:

●	salaries, payroll taxes, and employee benefits for those individuals involved in research and development efforts;

●	external research and development expenses incurred under agreements with third-party research organizations, investigative sites, health networks and consultants to conduct trials and preclinical, clinical, and non-clinical studies;

●	laboratory supplies and consumables;

●	legal costs related to patents;

●	costs related to compliance with regulatory requirements; and

●	other allocated expenses, which include direct and allocated expenses, facilities, insurance, equipment, and other supplies.

Our direct research and development expenses consist principally of salaries, payroll taxes and employee benefits and external costs, such as fees paid to third-party research organizations, health clinics and consultants in connection with our research and development. We deploy our personnel and facility related resources across all of our research and development activities. We track external costs and personnel expense on a program-by-program basis and allocate common expenses, such as facility related resources, to each program based on the personnel resources allocated to such program.

We expect our research and development expenses for the foreseeable future to increase as we continue the development of our platform technology and research activities exploring the potential of using exhaled breath to detect disease. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current and future research and development activities of our technology due to the inherently unpredictable nature. Development timelines, the probability of success and development costs can differ materially from expectations and on a project-by-project basis. We anticipate that we will make determinations as to which product technologies to pursue in the future and how much funding to direct to each product technology on an ongoing basis in response to market opportunities, the results of ongoing and future studies and trials, regulatory developments, and our ongoing assessments as to each product’s commercial potential. We may need to raise substantial additional capital in the future.

General and Administrative

General and administrative expenses consist primarily of salaries and employee-related costs for personnel in executive, finance and other administrative functions, consulting and professional fees, board of directors’ fees, accounting, and consulting services and legal fees relating to corporate matters. Other significant costs include office expenses, rent expense, travel, meals and entertainment and insurance expense.

57

We expect our general and administrative expenses for the foreseeable future to increase to support our planned expansion of operations and the costs of operating as a public company. These expenses will likely include audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Marketing

Our marketing expenses primarily relate to salaries, payroll taxes, and employee benefits for those individuals involved in marketing efforts. External costs include fees paid to marketing consultants and advertising and promotional campaigns and branding initiatives.

We expect our marketing costs to increase as we advance our platform technology and approach closer to generating revenue from operations. We also anticipate that we will begin to incur selling related expenditures upon generating revenue from operations.

Stock-based Compensation

Stock-based compensation is related to stock-options and restricted share units (“RSU”), granted to employees, advisors, and directors of the Company. Our stock-based compensation expense varies from period-to-period based on the number of awards issued, the vesting criteria of awards, and the valuation of awards which is primarily performed using the Black-Scholes option pricing model.

Depreciation

Depreciation relates to lab equipment, office furniture, computer equipment and leasehold improvements. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset.

Other Income

Other income consists primarily of grants from various federal and provincial government agencies and other institutions who primarily provide grants in the form of wage subsidies. Other income also includes Scientific Research and Experimental Development (“SRED”) expenditure credits and interest income earned on our cash and short-term investments. Short-term investments earn interest income on Guaranteed Investments Certificates with a maturity date of one year from the date of issuance.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

The following table outlines our statement of operations for the years ended December 31, 2023, and 2022:

	For the years ended December 31,
	2023	2022	Change
	$	$	$	%
Operating expenses
General and administrative	4,365,720	2,635,860	1,729,860	66%
Research and development	2,090,684	1,824,167	266,517	15%
Marketing	61,605	64,770	(3,165)	(5)%
Stock-based compensation	2,271,397	617,388	1,654,009	268%
Depreciation	383,255	260,481	122,774	47%
Total operating expenses	9,172,661	5,402,666	3,769,995	70%
Loss from operations	(9,172,661)	(5,402,666)	(3,769,995)	70%
Other income	(830,764)	(923,431)	92,667	(10)%
Finance expense (income), net	16,152	(14,479)	30,631	(212)%
Foreign exchange (loss) gain	4,270	(6,463)	10,733	(166)%
Total other income	(810,342)	(944,373)	134,031	(14)%
Net loss	(8,362,319)	(4,458,293)	(3,904,026)	88%

58

The following table outlines our statement of operations for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021	Change
	$	$	$	%
Operating expenses
General and administrative	2,635,860	2,367,638	268,222	11%
Research and development	1,824,167	1,601,464	222,703	14%
Marketing	64,770	156,113	(91,343)	(59)%
Stock-based compensation	617,388	707,969	(90,581)	(13)%
Depreciation	260,481	220,629	39,852	18%
Total operating expenses	5,402,666	5,053,813	348,853	7%
Loss from operations	(5,402,666)	(5,053,813)	(348,853)	7%
Other income	(923,431)	(1,057,039)	133,608	(13)%
Finance expense (income), net	(14,479)	(12,120)	(2,359)	19%
Foreign exchange (loss) gain	(6,463)	(13,821)	7,358	(53)%
Total other income	(944,373)	(1,082,980)	138,607	(13)%
Net loss	(4,458,293)	(3,970,833)	(487,460)	12%

REVIEW OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

General and administrative

General and administrative expenses for the years ended December 31, 2023 and 2022 are comprised of:

	For the years ended December 31,
	2023	2022	Change
	$	$	$	%
Salaries and wages	1,221,480	1,043,814	177,666	17%
Consulting fees	1,067,720	446,151	621,569	139%
Professional fees	1,313,316	520,710	792,606	152%
Office and other expenses	763,204	625,185	138,019	22%
	4,365,720	2,635,860	1,729,860	66%

59

General and administrative expenses for the years ended December 31, 2022 and 2021 are comprised of:

	For the years ended December 31,
	2022	2021	Change
	$	$	$	%
Salaries and wages	1,043,814	896,458	147,356	16%
Consulting fees	446,151	786,068	(339,917)	(43)%
Professional fees	520,710	274,492	246,218	90%
Office and other expenses	625,185	410,620	214,565	52%
	2,635,860	2,367,638	268,222	11%

Salaries and wages

Salaries and wages increased from $1,043,814 to $1,221,480 or 17% for the year ended December 31, 2023, compared to the equivalent period in the prior year. For the year ended December 31, 2023, salaries and wages were higher due to an increase in headcount driven by operational growth of the Company.

Salaries and wages increased from $896,458 to $1,043,814 or 16% for the year ended December 31, 2022, compared to the equivalent period in the prior year. For the year ended December 31, 2022, salaries and wages were higher due to an increase in headcount driven by operational growth of the Company.

Consulting fees

Consulting fees increased from $446,151 to $1,067,720 or 139% for the year ended December 31, 2023, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

For the year ended December 31, 2023, consulting fees were higher due to operational growth of the Company and fees incurred in connection with the planned IPO.

Consulting fees decreased from $786,068 to $446,151 or 43% for the year ended December 31, 2022, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

For the year ended December 31, 2022, consulting fees were lower due to reduced external advisory fees.

Professional fees

Professional fees increased from $520,710 to $1,313,316 or 152% for the year ended December 31, 2023, compared to the equivalent period in the prior year. Professional fees include fees paid to the Board of Directors, legal firms and accounting fees and fluctuate from period to period based on the nature of the transactions the Company undertakes. For the year ended December 31, 2023, professional fees were higher primarily due to legal fees incurred during the year in connection with the planned IPO.

Professional fees increased from $274,492 to $520,710 or 90% for the year ended December 31, 2022, compared to the equivalent period in the prior year. Professional fees include fees paid to the Board of Directors, legal firms and accounting fees and fluctuate from period to period based on the nature of the transactions the Company undertakes. For the year ended December 31, 2022, professional fees were higher primarily due to fees paid to the board of directors during the year to support the operational growth of the Company.

Office and other expenses

Office and other expenses are primarily comprised of office expenses, travel, meal and entertainment costs, facility related expenditures, freight expense and insurance expense. Office and other expenses increased from $625,185 to $763,204 or 22% for the year ended December 31, 2023, compared to the equivalent period in the prior year. For the year ended December 31, 2023, office and other expenses were higher due to increased headcount to support the operational growth of the Company. Office and general administrative expenses may vary from period to period based on operational activities undertaken.

Office expense increased from $410,620 to $625,185 or 52% for the year ended December 31, 2022, compared to the equivalent period in the prior year. For the year ended December 31, 2022, office and other expenses were higher due to operational growth of the Company. Office and general administrative expenses may vary from period to period based on operational activities undertaken.

60

Research and development fees

Research and development fees increased from $1,824,167 to $2,090,684 or 15% for the year ended December 31, 2023, compared to the equivalent period in the prior year. For the year ended December 31, 2023, research and development fees were higher due to increased spending and activity relating to clinical trials as well as increased spending on wages related to personnel working on the research and development to support the clinical trial programs.

Research and development fees increased from $1,601,464 to $1,824,167 or 14% for the year ended December 31, 2022, compared to the equivalent period in the prior year. For the year ended December 31, 2022, research and development fees were higher due to increased spending and activity relating to clinical trials as well as increased spending on wages related to personnel working on the research and development to support the clinical trial programs.

Marketing

Marketing expenses decreased from $64,770 to $61,605 or 5% for the year ended December 31, 2023, compared to the equivalent period in the prior year. Marketing expenses vary from year to year depending on the initiatives undertaken by the Company.

Marketing expenses decreased from $156,113 to $64,770 or 59% for the year ended December 31, 2022, compared to the equivalent period in the prior year. Marketing expenses vary from year to year depending on the initiatives undertaken by the Company.

Stock-based compensation

Stock-based compensation increased from $617,388 to $2,271,397 or 268% for the year ended December 31, 2023, compared to the equivalent period in the prior year. Share-based payment expenses fluctuate based on the variability in the number of share-based awards granted, vesting periods of the awards and the grant date fair values. For the year ended December 31, 2023, the increase is primarily related to RSUs that were issued and vested during the period.

Stock-based payments decreased from $707,969 to $617,388 or 13% for the year ended December 31, 2022, compared to the equivalent period in the prior year. Share-based payment expenses fluctuate based on the variability in the number of share-based awards granted, vesting periods of the awards and the grant date fair values.

Depreciation

Depreciation increased from $260,481 to $383,255 or 47% for the year ended December 31, 2023, compared to the equivalent period in the prior year. The increase is primarily related to depreciation on lab equipment.

Depreciation increased from $220,629 to $260,481 or 18% for the year ended December 31, 2022, compared to the equivalent period in the prior year. The increase is primarily related to depreciation on lab equipment.

Other income

Other income decreased from $923,431 to $830,764 or 10% for the year ended December 31, 2023, compared to the equivalent period in the prior year. Other income decreased from $1,057,039 to $923,431 or 13% for the year ended December 31, 2022, compared to the equivalent period in the prior year. Other income is primarily composed of government grants and Scientific Research and Experimental Development (“SR&ED”) incentives that can vary from period to period based on the availability of government programs and Company spending.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As at December 31, 2023, the Company has a working capital deficit, incurred negative cash flows and losses since inception and has generated no revenue to date. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. Subsequent to year end, the Company completed a private placement (Note 18) and is in the process of raising additional funds to meet their obligations. These factors indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as going concern. The financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

61

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable.

As at December 31 2023, the Company had cash of $1,636,203 representing an increase of $1,089,478 from December 31, 2022. This increase is primarily due to $6,307,664 cash provided by financing activities offset by $5,090,283 cash used in operating and $127,903 cash used in investing activities.

Cash flows for the years ended December 31, 2023, 2022 and 2021

	For the years ended December 31,
	2023	2022	2021
	$	$	$
Net cash (used in) provided by:
Cash flows used in operating activities	(5,090,283)	(2,925,376)	(2,750,604)
Cash flows (used in) provided by investing activities	(127,903)	(604,129)	1,022,801
Cash flows provided by financing activities	6,307,664	3,382,667	1,721,114
Net change in cash during the period	1,089,478	(146,838)	(6,689)

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the year ended December 31, 2023, were $5,090,283 compared to cash flows used in operating activities of $2,925,376 for the year ended December 31, 2022. The increase in cash used in operating activities is primarily due to increase in net loss for the year ended December 31, 2023 as a result of the expansion of operating activities.

Cash flows used in operating activities for the year ended December 31, 2022, were $2,925,376 compared to cash flows used in operating activities of $2,750,604 for the year ended December 31, 2021. The increase in cash used in operating activities is primarily due to increase in net loss for the year ended December 31, 2022 as a result of the expansion of operating activities.

Cash Flows (Used in) Provided by Investing Activities

Cash flows used in investing activities for the year ended December 31, 2023, were $127,903 compared to cash flows used in investing activities of $604,129 the year ended December 31, 2022. The change is primarily due to lower spending on equipment during the year ended December 31, 2023 compared to the prior year.

Cash flows used in investing activities for the year ended December 31, 2022, were $604,129 compared to cash flows provided by investing activities of $1,022,801 the year ended December 31, 2021. Purchases of equipment were $604,129 for the year ended December 31, 2022 compared to $753,605 for the year ended December 31, 2021. The Company had cash of $1,776,406 provided by investing activities for the year ended December 31, 2021, relating to term deposits that matured during the year and were converted to cash.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2023 were $6,307,664 compared to cash provided by financing activities of $3,382,667 for the year ended December 31, 2022. The change is primarily due to higher proceeds from share issuances and borrowings.

Cash flows provided by financing activities for the year ended December 31, 2022 were $3,382,667 compared to cash provided by financing activities of $1,721,114 for the year ended December 31, 2022. The change is primarily due to higher proceeds from share issuances and borrowings.

62

Funding requirements

Based on our current operating plan, we believe that our existing cash and proceeds expected to be raised from the IPO will be sufficient to fund our operations for two years. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. Therefore, actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect. Additionally, studies exploring the potential of using exhaled breath to detect disease is costly, and the timing of progress and expenses is uncertain.

Our future capital requirements will depend on many factors, including:

●	the type, number, scope, progress, expansions, results, costs and timing of our clinical development programs which we are pursuing or may choose to pursue in the future;

●	the costs and timing of manufacturing for our platform technology;

●	the costs, timing and outcome of regulatory review of our technology;

●	the costs, timing and outcome of payor review of our technology;

●	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

●	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

●	the costs associated with hiring additional personnel and consultants as our development activities increase;

●	the costs and timing of establishing or securing sales and marketing capabilities for any approved products;

●	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

●	the terms and timing of establishing and maintaining collaborations, licenses, and other similar arrangements; and

●	costs associated with any products or technologies that we may in-license or acquire.

Until such time as we can generate substantial revenues to support our cost structure, if ever, we may need to finance our capital requirements through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, or other similar arrangements.

However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our stock. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our products even if we would otherwise prefer to develop and market such products ourselves.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to a number of financial risks that can affect our operating performance. These risks are credit risk, liquidity risk and market risk. Our overall risk management program and prudent business practices seek to minimize any potential adverse effects on our financial performance.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables. The Company transacts only with what management believes to be recognized, creditworthy third parties.

63

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and the issuance of debt. The Company’s accounts payable and accrued liabilities, current portion of borrowings and convertible notes are all due within twelve months from the date of the financial statements.

If unanticipated events occur that impact the Company’s ability to carry out planned operations, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from United States dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to variable interest rate risk as at December 31, 2023.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2023.

Fair values

The carrying values of cash, short-term investments, other receivables, convertible debt, borrowings, and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these items or they are being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment are used to measure fair value. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions. The determination of fair value for Level 3 investments and other financial instruments involves the most management judgment and subjectivity.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

64

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of the financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 3 to our financial statements, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Research and development

The Company assesses whether development costs should be recognized as an expense as incurred, or whether the costs are associated with activities that have an alternative future use and may be capitalized. Development expenditures are capitalized only if the development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.

Research and development expenses relate primarily to the research, design, preproduction samples, prototypes, compensation, consulting fees and other fees or costs incurred related to third-party research partners.

All costs incurred related to research and development are expensed in the period incurred.

Stock-based compensation

The Company maintains an equity incentive plan for non-employee directors, officers, employees and other service providers. Stock options to purchase shares are equity settled and granted at an exercise price equal to the fair market value of the Company’s shares as of the date of grant. RSUs each convert into one common share.

The fair value determined on the grant date of equity settled employee and non-employee stock-based payments is measured using the single award method and recognized into operating income over the service period using the straight-line approach. Forfeitures are accounted for as they occur.

The fair value of stock option grants is calculated using the Black-Scholes Merton (“Black-Scholes”) option-pricing model. Expected volatility is based on comparable public companies and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The fair value of RSUs is calculated using fair market value of the Company’s shares as of the date of grant based on the most recent financing. Where the Company grants RSUs that vest based on achieving certain performance targets, management is required to make estimates regarding the timing of vesting and the number of awards that will ultimately vest.

The Company grants stock options to employees, which are part of an employee’s base compensation and have a service period that commences and ends prior to the formal grant of the options, which occurs when approved by the Board of Directors in the following fiscal year. The Company estimates and recognizes an expense over the service period, with a true-up adjustment recorded at each measurement date and upon final grant of the options, which vest immediately upon grant.

The Company issues new shares from treasury upon the exercise of stock options and conversion of RSUs and transfers the related compensation cost recorded in additional paid-in capital to share capital at the time of exercise.

Government assistance

The Company receives government assistance from various government agencies. Government assistance is recognized when there is reasonable assurance it will be received, and all related conditions will be complied with.

Grants that relate to costs incurred that are recognized as an asset are recognized as a reduction of the cost of the asset. The grant is recognized over the life of the depreciable asset as a reduction to depreciation expense in the statement of operations and comprehensive loss as the asset is depreciated.

65

A grant that is compensation for expenses or losses already incurred, or for which there are no future related costs, is recognized in the statement of operations and comprehensive loss within other income in the period in which it becomes receivable.

RECENT ACCOUNTING PRONOUNCEMNTS

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06 (“ASU 2020-06”), Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The ASU also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of this guidance did not have any impact on our results of operations or disclosures.

In October 2021, the FASB issued Accounting Standards Update 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). ASU 2021-08 provides guidance on how to recognize and measure acquired contract assets and liabilities from revenue contracts in a business combination. ASU 2021-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2022. The adoption of this guidance on January 1, 2023, did not have any impact on our results of operations or disclosures.

There were no other significant updates to the recently issued accounting standards which may be applicable to the Company. Although there are several other new accounting pronouncements issued or proposed by the FASB, the Company does not believe any of those accounting pronouncements have had or will have a material impact on its financial position or operating results.

JOBS ACT EXEMPTIONS

The Tax Cuts and Jobs Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until we no longer meet the requirements of being an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.07 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

RELATED PARTY TRANSACTIONS

See “Certain Relationships and Related Party Transactions” in this prospectus for a discussion of certain related party transactions involving us since January 1, 2021.

66

BUSINESS

Overview

We are a medical technology company focused on developing a breath test to be used as an adjunctive test to mammography screening to detect early-stage breast cancer in women with dense breast tissue. Breath analytics involves the collection, processing, and analysis of breath samples to identify biomarker patterns associated with specific diseases. We are headquartered in Moncton, New Brunswick, and our United States subsidiary is located in Boston, Massachusetts.

Our Vision: A new paradigm for early-disease detection to improve quality of life and save lives.

Our Mission: Revolutionizing early-disease detection with our breath-based platform technology.

Our Focus: To develop an accurate breath test to detect early-stage breast cancer in women.

We believe breath analytics can be an accessible, non-invasive, and convenient method with promise for accurately detecting disease. Breathe BioMedical’s platform technology consists of four components which we are developing in house designed to collect, process, and analyze breath samples effectively and efficiently.

Breathe BioMedical is in the development stage of our breath test for breast cancer. Over the next two years we have verification and validation studies planned for our devices, as well as a large multi-center clinical study planned to evaluate the safety and efficacy of the breath test for breast cancer, subject to discussions with regulatory authorities, and build our machine learning model for breast cancer. We anticipate the completion of our devices and studies in 2025 with a pivotal trial in 2026 to support a marketing authorization application in the U.S. in 2027, subject to discussion with the FDA. We expect this could lead to FDA approval for a breath test by 2027.

Compared to traditional screening methods such as blood panel, mammography, colonoscopy, pap test, and CT scan, breath testing is non-invasive and could save time, costs, and lives through the early detection of disease. Competitors in the breath analytics space are generally hindered by a low detection limit, whereas our spectrometer is being designed to detect VOCs down to the parts per trillion range. Our strong intellectual property protections and highly sensitive technology provide competitive advantages in the breath testing space.

The market size for breast cancer testing is significant. In the U.S., there are approximately 70 million women eligible for breast cancer screening bi-annually. In Canada, there are approximately six million women eligible for bi-annual breast cancer screening. Of these 70 million women eligible for breast cancer screening in North America, approximately half or 38 million women per year have dense breast tissue to which our testing is well suited.2

We are a corporation existing under the federal laws of Canada. Our U.S. operations, located in Boston, Massachusetts, are responsible for establishing strategic partnerships, pursuing regulatory marketing authorizations, and expanding sales and marketing efforts in the U.S. market.

[2]	Beleites C., Neugebauer U., Bocklitz T., Krafft C., Popp J., “Sample size planning for classification models”, Analutica Chimica Arts, 2013.

67

Background on Breast Cancer

Breast cancer is the most diagnosed cancer in the U.S. and globally.3 Approximately one in every eight women in the U.S. will be diagnosed with breast cancer during their lifetime. The current standard of care for breast cancer screening is mammography. The USPSTF recommends that women between the ages of 40-74 receive a mammogram every two years. Approximately 70% of women in the U.S. adhere to the recommended breast cancer screening guidelines. Of the women who are eligible for breast cancer screening, approximately 50% have dense breast tissue. The interpretation of a mammogram can be especially challenging for these women because both tumors and dense breast tissue appear white on imaging scans. This “masking effect”4 can obscure tumors on mammography screening results causing delays in the diagnosis and treatment for cancerous tumors.5

Evidence suggests that women who have dense breast tissue are four to five times more likely to develop breast cancer. In women with extremely dense breast tissue, the sensitivity of mammography can be as low as 30%. Accordingly, mammography screening is insufficient for identifying breast cancer in women with dense breast tissue where the need is greater.

Our Solution

As our first product candidate, we are developing a breath test focused on detecting breast cancer in women with dense breast tissue as an adjunct to mammography screening. We plan to seek marketing authorization for our SaMD in the U.S. and Canada where it will be regulated as an IVD product by the FDA and an IVDD by Health Canada, respectively.

We are developing a proprietary end-to-end breath analytics platform, the intended use of which is to enable breath testing for the detection of disease. We believe this platform will be able to detect breast cancer via the analysis of alveolar breath. When compared with other disease detection methods, breath analytics may have many advantages including its non-invasive and accessible nature. Additionally, if our development efforts are successful, we believe that breath collection could be facilitated by a non-healthcare provider and with as little as two hours of training. We envision the test could be broadly accessible to populations in need today and in the future, given its ease of use and deployment, making sample collection suitable for static and mobile settings. We anticipate that the Breath Sampler, if authorized for marketing, could be broadly utilized, and provide a solution to the problems of health equity and access to care in settings across North America.

Our focus today is on developing a Breast Cancer Breath Test for women with dense breast tissue which is adjunctive to mammography screening.

Breast Cancer Breath Test

The breast cancer breath test in development consists of four components:

●	Breath Sampler – to collect alveolar breath samples;

●	Breath Collection Kit – to store the breath sample during transportation to our laboratory facilities;

[3]	National Cancer Institute, “Cancer Statistics”, 2020 (https://www.cancer.gov/about-cancer/understanding/statistics.
[4]	Image Source: Dense Breast Info, “Why does breast density matter on my mammogram? (https://densebreast-info.org/patient-faqs/why-does-breast-density-matter-on-my-mammogram/n).
[5]	National Cancer Institute, “Cancer Statistics”, 2020 (https://www.cancer.gov/about-cancer/understanding/statistics); World Health Organization, “Cancer”, 2024 (https://www.who.int/news-room/fact-sheets/detail/cancer).

68

●	Spectrometer – to process breath samples; and

●	Machine Learning Algorithm – to analyze the unique, breath spectral data from the Spectrometer

Our Breath Sampler is used to collect alveolar breath from patients.

Breath samples collected with the Breath Sampler are processed using our proprietary Spectrometer. The Spectrometer is a laboratory device used to process research samples received from multiple collection points in Canada and the U.S. Currently, we operate a laboratory in Canada that we anticipate will have the capacity to meet the demand of forecasted sample collection for ongoing development and pre-commercialization activities. If the breath test receives marketing authorization and gains wider market acceptance, we plan to, directly or with partners, build out a network of commercial laboratories in the U.S. and Canada to analyze collected breath samples.

Our in vitro diagnostic product candidates are intended to use machine learning algorithms to identify the presence of breast cancer biomarkers in the absorption spectrograph produced by the Spectrometer and produce a result indicating whether breast cancer has been detected in the breath sample. Machine learning algorithms allow for periodic retraining of the underlying machine learning model which, we believe, will lead to future releases of the breath test with improved performance characteristics. Future releases of the machine learning algorithm may require additional clinical evaluation and regulatory submission and approval with the respective regulatory agencies prior to commercialization.

A Breath Collection Kit will be sent to a site where a Breath Sampler has been deployed. A breath sample will be collected and returned to our laboratory where a breath spectrograph is produced using the Spectrometer. Our in vitro diagnostic algorithm analyzes the spectrograph and, if our development program is successful, it will indicate whether breast cancer biomarkers have been detected. The result of the breath test will then be returned to the ordering healthcare provider.

Our Breast Cancer Breath Test, including our Spectrometer and Machine Learning Algorithm, are each currently under development. We expect that the Breath Collection Kit will be developed once the other components of our Breast Cancer Breath Test have been fully developed.

The Breath Sampler has been designed as a stand-alone medical device which is currently listed as a “Class I” medical device with the FDA, under the 510(k)—exempt category of “clinical sample concentrator.” BBM Inc., our U.S. subsidiary, has an establishment registration with the FDA. We also have a MDEL from Health Canada to manufacture and distribute the Breath Sampler in Canada. We have not yet sold the Breath Sampler for clinical diagnostics purposes. The Spectrometer, Machine Learning Algorithm, and Breath Collection Kit are under various stages of design and development. Design and development activities are guided by formal design control principles under our ISO 13485 certified quality management system (“QMS”). Ultimately, all four components, used together, will require clinical validation through a pivotal trial. This will only be started once all four components have completed their respective formal design control processes. See “Business — Government Regulation.”

We believe there is a unique opportunity for our breath test to serve as an additional but differentiated clinical tool that can support healthcare provider and patient decision-making. We anticipate the breath test may be a welcome addition for clinicians who may otherwise be faced with ambiguous imaging results that may be both more costly and less accessible. Dr. Farah Naz, Principal Investigator on our Breast Cancer Proof of Concept Study, has suggested that breath analysis technology could potentially be a valuable addition to mammography for breast cancer screening and, in the future, be used as a primary screening tool for breast cancer.

69

Breath testing is Accessible. Our tabletop Breath Sampler makes it possible to offer breath testing in ambulatory care settings and within primary healthcare settings including community health centers and pharmacies. Given many healthcare systems’, particularly in Canada, desire to move diagnostics and ambulatory care services out of tertiary care facilities and closer to accessible, community-based settings, we believe our breath testing technology could assist in decreasing some of the barriers that may limit proactive and regular disease screening while also addressing issues regarding equitable access to disease screening.

Breath testing is Non-Invasive. While mammography may, overall, be considered a non-invasive diagnostic, evidence suggests that women have fears and discomfort related to this procedure. These concerns may negatively impact adherence to screening. Additionally, there are potential adverse health consequences with repeated exposure to radiation and imaging. In contrast, our breath test is non-invasive and is being developed so that the effort required to provide a breath sample is comparable to blowing on hot soup to cool it down.

Our clinical study results to date suggest breath testing is Accurate. Results from the preliminary analysis of the breast cancer proof-of concept study, published in online abstract form at the American Society of Clinical Oncology annual meeting in 2023, found 88.2% accuracy in differentiating between the breath signatures of women with early-stage breast cancer, compared to those without breast cancer. Absorption spectra from 111 participants (71 positive, 40 control) were used. Of the positive subjects, 30 had low- and 31 had high-density breast tissue (measures missing for 10). A subgroup analysis compared model performance for subjects with low- and high-density breast tissue. This subgroup analysis found that breast tissue density had no noticeable effect on the results and suggest that the classification of alveolar breath using our breath analytics technology and machine learning techniques may provide a promising technique for the detection of breast cancer that is independent of breast density. The ongoing study which enrolled approximately 200 participants (100 positive and 100 control) was completed in March 2024. The results of this study are pending. For more information related to sample size justification, see sections related to the Machine Learning Algorithms included herein.

Applications for Diagnostic Breath Testing

We believe that our diagnostic breath testing and platform technology could be used for a broad array of diagnostic testing including breast cancer, lung cancer, and COVID-19 pneumonia. At present, we are focused on developing testing with respect to the early-stage detection of breast cancer, as an adjunct to mammography, in women with dense breast tissue adjunctive to mammography screening.

Breast Cancer Diagnostics

We aim to enter the breast cancer market by providing a new tool that is adjunctive to mammography for women with dense breast tissue. We currently envision that our technology may have a broader application in the future that could be accessed by all populations who currently rely on mammography and other imaging diagnostics used for breast cancer detection.

We expect the breath test could:

●	Improve both morbidity and mortality by facilitating the early detection of breast cancer for women with dense breast tissue;

●	Improve healthcare system costs and find efficiencies by moving care to communities, altering current patient flows, and creating the opportunity for earlier treatment which is known to be cost effective;

●	Improve the healthcare providers’ experience and utility by providing an easy to operate, accurate, non-invasive breath test that fulfils an unmet need for women with dense breast tissue and potentially all women in the future; and

70

●	Improve the diagnostic (testing) experience by providing an accessible, non-invasive, and comfortable test that can accurately detect breast cancer in women with dense breast tissue (and potentially all women in the future).

Breath Analytics Technology

In 2005, we were founded in Edmonton, Alberta as “Picomole Instruments Inc.” and were originally located in the Research Transition Facility at the University of Alberta. Our goal of breath-based disease detection is based on technology originally developed as an environmental monitoring tool. In 2008, we completed our first spectrometer prototype and began investigating various methods of breath collection. We relocated to Moncton, New Brunswick in 2011 where our first Breath Sampler prototype was created that same year.

In 2016, we began our clinical research program and collaborated with New Brunswick-based clinician researchers to conduct a proof-of-concept study that indicated that our technology, enhanced with machine learning techniques, identified differences in the breath spectra of patients with non-small cell lung cancer compared to patients without non-small cell lung cancer. In the absence of a formal lung cancer screening program, study participants had predominantly locally advanced lung cancer (Stage 3). This work concluded with a full, peer-reviewed publication in the Journal of Breath Research in March of 2022. Between 2016 and 2023, and with a view to providing a disease detection solution that would be capable of detecting disease in its earliest stages, research continued in lung cancer to determine whether the early research finding would be maintained, or even improved, when assessing the breath signatures of patients with early-stage non-small cell lung cancer (Stages 1 and 2). In addition to the work undertaken in lung cancer, we collaborated with other research partners to conduct pilot studies in other disease states including COVID-19 pneumonia and breast cancer.

In 2020, we developed and built our second-generation Spectrometer. Testing of this second-generation product candidate produced an increased number of data points and greatly increased sensitivity compared to the first-generation Spectrometer. In 2020, we implemented a quality management system which became ISO 13485 and was certified in 2021. Additionally, our Breath Sampler, SohnoXB, was listed as a Class I medical device with the FDA, in the U.S. and we were granted a MDEL from Health Canada to manufacture and distribute the Breath Sampler in Canada.

Early results from our research in breast cancer supported our belief that the technology is promising. In particular, we continue to focus our research on a cohort of women with dense breast tissue where the current standard of care (mammography) fails to detect breast cancer in 30% - 50% of these women. These research findings were published in abstract form at the annual meeting of the American Society of Clinical Oncology (“ASCO”) and ultimately led to our decision to focus our research efforts in this clinical area.

Our work to date has led to our goal of developing of a proprietary end-to-end breath analytics platform. The platform consists of four components: (i) a Breath Sampler to collect alveolar breath; (ii) a Breath Collection Kit which stores the breath during transportation to our central lab; (iii) a Spectrometer to process breath samples; and (iv) Machine Learning Algorithms used to analyze the unique, breath spectral data from the Spectrometer sample. Together, we believe these four components could be used to administer breath testing to detect diseases such as early-stage breast cancer in women with dense breast tissue.

Breath Testing for Metabolites Associated with Disease

Human cells are constantly producing metabolites that make their way into the bloodstream. Some of these metabolites are volatile, meaning they easily vaporize. These metabolites are known as VOCs and can be associated with disease. Studies show that when present, VOCs are released through metabolic processes. These VOCs pass from the blood into the lungs through the alveolar membrane with other VOCs and are emitted by the human body through normal respiration.

Testing of our Breath Sampler technology has shown sensitivity to detect VOCs in breath down to parts per trillion level. This provides a view of the body’s metabolic changes expressed through VOCs found in an individual’s breath.

71

The premise of disease detection with exhaled breath is that the metabolic signature of cancer cells is different from that of normal cells. This difference is carried on to the composition of breath as well. As a result, exhaled breath carries the signature of diseases in the body. Unfortunately, metabolic signatures distinguishing cancer from a healthy tissue are complex and not well understood. The goal in the field of breath analysis is finding measurable VOCs in exhaled breath that are markers for a specific type of cancer.

An issue that is present regardless of the measurement technique is that a compound may be characteristics for several types of cancer. For example, formaldehyde has been suggested a marker for breast, prostate, and bladder cancers.

In a review of 73 studies of exhaled breath, including 11 studies of breast cancer, the authors highlighted lack of consistency in characteristics such as sampling method, measurement techniques and types of classifiers used. These may explain why there is inconsistency and inhomogeneity in the results.

This lack of consistency and repeatability among various studies has also been observed in other reviews of literature. One review of 32 studies on breast cancer, stated in the discussion that, “Discrepant VOC results among BC studies have been obtained, highly due to methodological discrepancies. Therefore, methodological issues leading to disparities have been reviewed and recommendations have been made on the standardization of VOC collection and analysis methods for BC screening, thereby improving future VOC clinical validation studies.”6

We believe that detecting the individual volatile compounds will greatly help with the interpretability of the model. Given that there are over a thousand VOC compounds in breath, the detection of individual VOC compounds is difficult. The individual high-resolution mid infrared (“MIR”) absorption spectra are not available for the majority of these compounds. If these spectra were available, any fitting program on the composite spectra would not be able to identify all of the components. The best programs will be limited to less than 50 compounds, so using the fitting method will result in a loss of information. There are compounds with distinct MIR spectrum, (e.g. isoprene, methanol or ammonia) that can be readily detected in breath. For these reasons we generally do not rely on VOCs from fitting programs to get a true picture of the composition of breath and feel that using the results for classification could be misleading. Breathe BioMedical has chosen to use the breath infrared absorption spectra (breathprints) for disease detection. Our methods utilize a stepwise VOC fitting approach to provide evidence that the breath sample was taken (indicated by the presence of isoprene), to ensure internal data quality. On occasion, we have used the results to train classifiers. The accuracy has consistently been less than that obtained by using breathprints directly.

SohnoXB™ Breath Sampler

The first component of our breath testing platform is our SohnoXB Breath Sampler, which is a hardware component used to collect alveolar breath from patients quickly and efficiently. It concentrates VOCs from the alveolar breath onto an industry standard thermal desorption tube, also known as a sorbent tube. The Breath Sampler is uniquely designed to capture exclusively alveolar breath by monitoring end-tidal CO2 (“etCO2”). The Breath Sampler collects samples only at the etCO2 phase of breath where gas exchange occurs, when VOC concentration is highest. Once the breath test has been administered, a sorbent tube is placed inside the Breath Collection Kit and then transported to our laboratory for measurement and analysis.

The Breath Sampler is a tabletop device similar in size to a desktop printer. It dynamically adjusts its sampling speed to accommodate subjects with varying lung capacity and lung function. It features a touchscreen interface and comes with a QuickStart guide and user manual. Operators are provided training information for operating the Breath Sampler prior to use.

[6]	Krilaviciute, A., Heiss, J.A., Leja, M., Kupcinskas, J., Haick, H., Brenner, H., “Detection of cancer through exhaled breath: a systematic review”, Oncotarget, 2015.

72

The Breath Sampler is listed as a Class I medical device with the FDA. We have an establishment registration with the FDA, through BBM Inc., our U.S. subsidiary, as the U.S. Agent. We have a MDEL from Health Canada to manufacture and distribute the Breath Sampler in Canada.

The Breath Sampler is intended to be more accessible than existing sample collection options, non-invasive, and cost effective. The device is simple to operate and requires limited training, potentially removing the need for a specialist operator or healthcare operator to administer the breath collection.

Version 2 of the Breath Sampler is currently under development. Version 2 has been conceived as a more integrated device with a focus on user interface and manufacturing efficiency. We expect Version 2 will provide equivalent functionality to Version 1 with lower manufacturing cost and several useability improvements. Key among those will be the feature of setting the breath collection configuration without user intervention. Version 1 of the sampler was designed to support our clinical research activities and, as such, allow the user to adjust the breath collection configuration, i.e., volume of breath collected and number of sorbent tubes.

Version 2 of the Breath Sampler is currently in stage three of our five-stage design control process. We currently anticipate design control to be completed and the product to be listed with the FDA and in the scope of our MDEL granted by Health Canada in 2025. We may list Version 2 of the Breath Sampler as a Class I medical device but do not intend to list it for sale for uses aside from being one part of our breath analytics platform.

Breath Collection Kit

The second component of our platform are single-use (consumable) breath collection kits. The Breath Collection Kit under development consists of a cartridge that is loaded with the correct number and type of sorbent tubes for a specific disease breath collection and the necessary shipping materials, tool, and filter designed to facilitate a breath collection and the return of the sample to our lab. The cartridge portion of the kit is designed to ensure the correct orientation of the sorbent tubes in the Breath Sampler with the goal of minimizing operator error. In addition, the cartridge, when combined with its case, is intended to ensure proper sealing of the sample further reducing operator error and sample integrity during transport and storage.

The Breath Collection Kit is currently in stage three of our five-stage design control process. We currently anticipate its completion in 2024.

Spectrometer

Breath samples collected with the Breath Sampler are processed using our proprietary Spectrometer, the third component of our platform. The Spectrometer is a laboratory device which is in use at our laboratory facilities to process samples received from multiple collection points in Canada and the U.S. The Spectrometer is assembled on a 4’ x 6’ optical bench, using high power tunable carbon dioxide lasers and a combination of off-the-shelf components and custom machined parts.

The Spectrometer measures the amount of light absorbed by a breath sample in the portion of the infrared spectrum known as the “fingerprint region.” In this region, most VOCs absorb light and have a unique infrared absorption profile. The Spectrometer’s central feature is the ring-down cavity where infrared laser light is reflected multiple times through the sample thereby multiplying the absorption and increasing the sensitivity of the measurement. The final absorption calculation is produced by measuring the amount of time it takes for light in the cavity to extinguish (the decay constant) after turning off the source light. Because the cavity ring-down spectroscopy (“CRDS”) uses a time-based, rather than power-based, measurement, this type of spectroscopy is highly sensitive and accurate without requiring calibration. We expect it, therefore, to be much more scalable.

73

To perform a breath spectral measurement, breath VOCs are desorbed (released) from a sorbent tube by heating the tube to a specified temperature and transferring the sample into the optical ring-down cavity. Ring-down measurements are performed at multiple frequencies by tuning the infrared lasers through their spectra to produce an absorption spectrograph which represents the infrared absorption of the sample. The spectrograph contains the information representing the absorption to the various VOCs in the sample and provides the input for the Machine Learning Algorithms. The second-generation Spectrometer is currently under development and is in stage three of our five-stage development process. We have assembled three second generation Spectrometer prototypes which are currently utilized for our clinical research. We currently anticipate that development on the second-generation Spectrometer will be completed in 2025.

Machine Learning Algorithm

The final component of our platform, the Machine Learning Algorithm, provides the analysis power of our technology. Each disease-specific Machine Learning Algorithm is designed to transform raw spectral data from the Spectrometer into a set of meaningful features that identify the presence of disease such as breast cancer and lung cancer.

To build the Machine Learning Algorithms model, breath samples will be collected from independent, clinical research studies in stages. Our development plans include:

●	Pilot Study - to determine if a unique biomarker can be detected and if further sample collection is valuable. Our Pilot studies are completed using small sample sizes.

●	Machine Learning Algorithm model development - to evaluate the technology’s ability to detect the breath biomarker associated with the disease. Building on the success of a Pilot Study, further samples are collected to confirm and enhance the output of the model in clinical association and analytical validation studies.

●	Machine Learning Algorithm model validation – to train the model and improve accuracy a larger number of breath samples are required to validate the model as the last step prior to clinical validation of the breath test by performing a pivotal trial.

With the data from the absorption spectrograph, which is input into our software, we believe the machine learning techniques can be harnessed to uncover subtle differences in breath profiles and learn different manifestations of a disease. Advanced feature extraction and transformation techniques may be able to uncover complex patterns that other breath companies are not able to identify. Ultimately, unlike our competitors, we believe our classification method will not require knowledge of the specific VOCs in a sample.

Sample Size Justification

The sample sizes chosen for our pilot and proof of concept studies acknowledge the complexity of the work and bring together metabolomic experiments, statistical analysis, and machine learning approaches. Although there is a standard statistical procedure for sample size estimation, there are currently no standard methods available to address this purpose for metabolomic and, especially, machine learning studies. The amount of data needed is dependent on both the complexity of the problem and on the complexity of the proposed Machine Learning Algorithm. In short, each algorithm requires a different number of samples for training data. The more powerful Machine Learning Algorithms, like nonlinear and deep learning methods, are often more flexible and even nonparametric. This means that their predictions vary based on the specific data used to train them, and thus more training data is required.

Existing sample size estimation approaches often rely on data from preliminary studies, which are costly and rarely done. One technique using preliminary data evaluates model performance as a function of the training sample size. A learning curve, a line plot between the size of the training data (the x-axis) and the performance of the model on a specific problem (the y-axis), can help to determine the sample size needed to train good-performing classifiers. In the context of biospectroscopic classification, Beleites et al. applied learning curves to determine the training and test sample sizes necessary to achieve reasonable precision for the classification of Raman spectra from five different cell types.7 They suggest that the performance of the classifiers is acceptable to very good, using a training sample size of 20 per class (40 samples for a binary classification problem), and to obtain confidence intervals that are narrow enough to draw practical conclusions about the model, a test sample size of 75 per class (150 samples for a binary classification problem) is necessary. Based on this similar problem, the minimum sample size of 95 per class is required (i.e., 190 subjects in total). We believe that creating a machine learning model based on this sample size (at least 190 subjects in total) would add value to our understanding of spectroscopic cancer diagnosis systems using machine learning approaches, considering that in the literature, the median total number of subjects is 38 (the interquartile range of 32 across all cancer studies).

[7]	Beleites C., Neugebauer U., Bocklitz T., Krafft C., Popp J., “Sample size planning for classification models”, Analutica Chimica Arts, 2013.

74

Potential Market and Opportunity

The primary source for revenue from our test in the U.S. would be from our direct customers and partners.

The market size for our Breast Cancer Breath Test is significant in the U.S. The USPSTF recommends that women who are between the age of 40 to 74 years and are at average risk for breast cancer get a mammogram every two years.8 This means that, in the U.S., approximately 70 million women are eligible for biannual breast cancer screening.9 In the past two years, 47 million women received a screening mammogram in the U.S.10 It is estimated that approximately 300,000 American women will be diagnosed with breast cancer in 2023.11 Of the 70 million women eligible for biannual screening, fifty percent, or 35 million, have dense breast tissue.

We expect to receive revenue from the leasing of the Breath Sampler, for each breath sample collected using our supplied Breath Collection Kits and for the analysis of the breath sample. The cost of the leasing for the Breath Sampler and for each Breath Collection Kit is dependent on reimbursement and other variables.

We expect our customers will be reimbursed for the breath samples they collect through third-party payers including government payers, such as Medicare, and commercial payers, such as insurance companies.

Compliance with applicable laws and regulations, as well as internal compliance policies and procedures, adds complexity to the billing process. The Centers for Medicare and Medicaid Services (“CMS”) are responsible for overseeing the establishment of new Healthcare Common Procedure Coding System codes for billing the Medicare program and other payers. CMS continuously evaluates and implements changes to the Medicare billing, coding, and reimbursement processes. To receive reimbursement from third-party payers, we plan on billing our tests using a variety of Current Procedural and Proprietary Laboratory Analysis codes, as defined by the American Medical Association.

In Canada, the process is similar. We anticipate receiving revenue from the leasing of the sampler and sales of the Breath Collection Kits. We believe the market size for the Breast Cancer Breath Test is also large in Canada. The most common guideline for breast cancer screening across the jurisdictions in Canada is for women aged 50-74 to receive a mammogram every two years. This means that approximately six million Canadian women are eligible for biannual breast cancer screening. In the past three years, approximately 4.7 million women received a mammogram in Canada.12 It is estimated that approximately 29,000 Canadian women will be diagnosed with breast cancer in 2023.13 Of the six million women eligible for screening, approximately 50%, or three million, have dense breast tissue.

We will seek to have Canadian customers reimbursed through the provincial payor system. Our team will work with relevant medical societies and provincial medical associations to attempt to obtain an appropriate level of reimbursement for the test.

[8]	Journal of Clinical Oncology, “Impact of Breast Density on Classification of Infrared Spectroscopy for Breath-Based Breast Cancer Screening”, 2023.
[9]	Beleites C, Neugebauer U, Bocklitz T, Krafft C, Popp J, Analutica Chimica Arts, “Sample size planning for classification models”, 2013.
[10]	Centers for Disease Control and Prevention, “Mammography - Health, United States”, 2023. (https://www.cdc.gov/nchs/hus/topics/mammography.html).
[11]	American Cancer Society, “Cancer facts & figures 2022”, 2022. (https://www.cancer.org/research/cancer-facts-statistics/all-cancer-facts-figures/cancer-facts-figures-2022.html).
[12]	Lee, S., “Breast cancer statistics”, Canadian Cancer Society, 2023. (https://cancer.ca/en/cancer-information/cancer-types/breast/statistics).
[13]	Journal of Clinical Oncology, “Impact of Breast Density on Classification of Infrared Spectroscopy for Breath-Based Breast Cancer Screening”, 2023.

75

Our reimbursement strategy includes:

●	Compiling the necessary amount of evidence to meet the standards of leading clinical guidelines.

●	Working with external experts in the reimbursement space.

●	Compiling a library of peer-reviewed studies that demonstrate the effectiveness of the test.

We plan to enlist the expertise of a leading diagnostics-focused reimbursement firm that will assist us in identifying the appropriate pathways and contractual relationships with public and private payors to secure reimbursement. We plan to select a firm based on their extensive experience in the diagnostics reimbursement space and understanding of the steps that should be taken to apply and secure reimbursement for our breath test. We believe that payors reimburse tests which provide a solution to clinical problems and that breast cancer screening for subjects with dense breast tissue is a problem which may be solved using our simple breath test.

Development Strategy

We are focused on developing an accurate breath test to detect early-stage breast cancer in screen-eligible women with dense breast tissue. We are actively engaging with key opinion leaders, patient advisors, and experimental design experts who are active in the breast cancer detection spaces in both Canada and the U.S. Our goal is to have these experts provide advice in the further development and finalizing of our existing study protocol and leveraging our initial proof-of-concept study so that we are well-positioned to execute a large-scale multi-center clinical research study for early-stage breast cancer, subject to discussions with regulatory authorities.

We have identified study sites and clinician-researchers who have experience in leading research related to breast cancer screening and detection. We will be deliberate in working with clinical sites that will be able to provide the patient flows that we believe will meet our recruitment targets. Additionally, we are seeking research sites that will satisfy the necessary diversity requirements that will ensure that our research findings will be representative of the patient populations, for whom this Breast Cancer Breath Test will serve. We plan to place our Breath Samplers at the chosen research sites, where volumes of research participants (cases and controls) will provide sufficient enrollment to reach our recruitment targets for 2024. Our recruitment target for 2024 is under development and will be dependent upon the data requirements for the construction of our robust machine learning algorithm.

We expect the execution of a robust clinical research program will support the construction of our Machine Learning Algorithms. This research will support the design and execution of a model validation study for our Machine Learning Algorithms which we plan to undertake in 2025. Thereafter, we plan to identify and secure further research partnerships as necessary to meet our forecasted sample size requirements and complement our growth. Once model validation is completed, we expect to initiate a pivotal trial for clinical validation in 2026, subject to discussions with regulatory authorities. Our goal is for this pivotal trial to support a submission to the FDA and to Health Canada to demonstrate the safety and efficacy of our Breast Cancer Breath Test, with the aim to receive both FDA and Health Canada approvals in 2027.

We plan to seek marketing authorization of the Breast Cancer Breath Test as an IVD that will consist of four components: Breath Sampler, Breath Collection Kit, Spectrometer and Machine Learning Algorithms.

Upon marketing authorization and market acceptance, we plan to build out commercial laboratories in the U.S. and Canada to analyze breath samples. These laboratories will be built in key markets where participation in our clinical programs is anticipated. We expect this will result in market demand if the test is authorized for use in the respective markets. These laboratories are expected to have the same quality control measures and laboratory controls as those in place at our headquarters in Canada.

We plan to continue to refine our Machine Learning Algorithms with more data to improve performance characteristics of the Breast Cancer Breath Test. Determining the number of samples needed depends on factors like the complexity of the model, number of features, and desired performance. We will use cross-validation learning curves to assess model performance with different sample sizes and monitor how well the model generalizes to new data. We will adjust the sample size until we find a balance between model complexity and adequate training data, minimizing both the bias and variance of the model.

76

If we successfully develop and receive marketing authorization of our Breast Cancer Breath Test, we will continue to explore the use of our platform technology in other disease states through additional clinical work on our own and with partners. Our interest in expansion to other disease states in the future may include other cancers and neurological diseases among others. Given the nature of our platform technology, and by leveraging our existing clinical program and relationships, we believe that we will be able to scale to other disease states in the future. Each new indication requires a retrained and/or new Machine Learning Algorithms be developed and validated while the rest of the platform remains unchanged, building on our work to date. As we expand to other disease states in the future, our goal is to detect multiple diseases with a single breath sample.

Clinical Utility

We are following a standardized indication discovery process to develop breath-based, disease detection methods. At the earliest stage of this discovery process, we conducted pilot studies to determine if our technology could accurately distinguish between the breath signatures of participants with disease and the breath signature of “healthy” participants (controls). This clinical research began in 2016 where we collaborated with a local oncology team to determine if the technology could, in this case, accurately distinguish between the breath signatures of participants with non-small cell lung cancer when compared to the breath signature of those without lung cancer. If the results of pilot studies demonstrate promise, we plan to conduct proof-of-concept studies to collect increased data and provide more substantive evidence. This is the second stage of the discovery process.

The results of our proof-of-concept study in lung cancer were published in the Journal of Breath Research in March of 2022. The results showed that the CRDS models that have been developed were found to achieve classification performance comparable or superior to like mass spectroscopy and sensor-based systems. Depending on cross-validation technique employed, the model based on breathprint predictors generally performed better than other methods with accuracy as high as 86%. By 2019, we began exploring the technology’s utility and accuracy in different disease states. This led to another local research collaboration but this time in breast cancer. Similar to the experiences of lung cancer, the earliest stages of the discovery process yielded promising result that served to accelerate the path to a proof-of-concept study. The results of the preliminary analysis of the proof-of-concept study in breast cancer, and a subsequent subgroup analysis of a cohort of women with dense breast tissue, were published in abstract form at the American Society of Clinical Oncology meetings in 2022 and 2023. The study is expected to be completed in March 2024. Given the test’s accuracy at this proof-of-concept stage (88.2% accuracy in differentiating between the breath signatures of women with early-stage breast cancer, compared to women without breast cancer), we are now moving to launch a larger, multi-center trial that will satisfy the sample size, diversity, and quality of data that will be required for model development. Once a robust model is developed, additional data will be required for model validation. As a final step, we expect to conduct a pivotal trial to prepare for regulatory submission. We anticipate that our current strategy will require a PMA submission to the FDA (refer to the Regulatory subsection of this document for further information). If the PMA is approved, the breast cancer breath test will be ready for commercialization.

We have recently engaged several breast cancer expert advisors to finalize our breast cancer research protocol for a large-scale multicenter trial. We expect research contract negotiations with prospective research partners and their respective institutions will begin in the second quarter of 2024, along with the completion of institutional review board and research ethics board approvals. Since the beginning of BBM’s clinical research program in 2016, there have been seven separate ethics reviews and subsequent approvals. BBM’s studies typically undergo what is called an “expedited review” given that the breath testing is considered to be non-invasive and of low risk to study participants. Once clinical trials agreements and ethics approvals are in place, we will conduct study initiation visits at each site with a goal of collecting first participant samples early the second quarter 2024. We expect all sites to be on boarded by the third quarter 2024, significantly increasing patient sample flow over the third and fourth quarters of 2024.

The main reason that Breathe BioMedical decided to focus on breast cancer over lung cancer is due to the lack of significant clinical study participants for lung cancer. Only 4.5% of people eligible for annual lung cancer screening receive the recommended screening, compared to the 70% of eligible women who get the recommended biannual breast cancer screening. This means that a high percentage of lung cancer patients are diagnosed in the late stages. From a clinical trial perspective, conducting a study with early-stage lung cancer patients would take a significant amount of time. It is much faster to recruit for a breast cancer study, since the participation rates are significant, and the cases caught in the early stages are also significant. There is a clear unmet clinical need in breast cancer screening for women with dense breast tissue, and we know our test has the potential to fill this gap.

77

Breast Cancer Clinical Research – Our Focus

We have nearly completed a proof-of-concept study for breast cancer. The study, which is expected to be complete in March of 2024, is being led by Dr. Farah Naz and her team with Horizon Health Network at the Saint John Regional Hospital in Saint John, New Brunswick. In February 2022, the team completed a preliminary analysis to determine the effectiveness of our technology with a small group of patients. One year later, a subgroup analysis was conducted to determine if the test’s accuracy was affected by dense breast tissue.

The preliminary analysis consisted of 70 participants (38 breast cancer/32 control). The breath signature of those in the healthy group compared to those in the breast cancer group was able to be differentiated with 81.4% accuracy (86.8% sensitivity, 75% specificity). Approximately 90% of the patient participants in the breast cancer group had early-stage breast cancer. These results were published in online abstract form at ASCO in May of 2022.

The subsequent sub-group analysis was based on 111 participants (71 breast cancer patients/40 controls) and sought to understand the impacts that breast density may (or may not) have on the breath signature of participants with confirmed breast cancer. The results found 88.2% accuracy in differentiating between the breath signatures of women with early-stage breast cancer, compared to women without breast cancer (92.9% sensitivity, 80% specificity). When looking specifically at the impact breast tissue density had on the results, it was found that the results were not affected by the presence, or absence, or dense breast tissue. The results of this subgroup analysis were published in online abstract form at the ASCO annual meeting in May of 2023.

Lung Cancer Clinical Research

We have completed both a pilot study and a proof-of-concept study for non-small cell lung cancer. Our initial studies have found that our breath analysis technology potentially can differentiate between patients with non-small cell lung cancer, compared to those without, with an accuracy of 86.1%, (sensitivity 89.6%, specificity 80.7%). The research was published in the Journal of Breath Research in March of 2022. These early results are comparable to the accuracy of the current approved screening test for lung cancer: low dose computed tomography (“LDCT”) scans. One study showed that LDCT has a sensitivity of 100% and a specificity of 89.3%.

We have expanded this research via a partnership with the Vitalité Health Network in Moncton, New Brunswick. This study, which is led by local respirologist Dr. Marcel Mallet, is focused on collecting two breath samples from patients with early-stage lung cancer and will also include the collection of alveolar breath from patients with stable pulmonary nodules. We believe the expertise of the Vitalité Clinical Trials Unit will ensure the smooth running of the study, which will seek to recruit 90 individuals.

More specifically, the study will investigate three cohorts: patients with early-stage lung cancer, patients with stable pulmonary nodules, and control subjects who are eligible for lung cancer screening but are confirmed negative for lung cancer. Using breath samples collected from these groups, our Spectrometer, paired with our Machine Learning Algorithm will look to identify differences within the breath profiles of these three cohorts.

We believe increased and proactive lung cancer screening programs may lead to the identification of an increased number of screen-detected pulmonary nodules. Indeterminate Pulmonary Nodules (“IPN”) are small growths found in the lung that can be early signs of lung cancer. IPNs can be both cancerous and non-cancerous. Nearly 35% of people who undergo lung cancer screening have IPNs. After identifying an IPN, clinicians need to make decisions regarding which patients will require follow-up imaging and which will require more imminent and invasive diagnostic procedures (bronchoscopies and biopsy) to assess for malignancy.

We believe this new breath analysis technique could help to further stratify the population of patients with IPNs, support clinicians and their decision-making, and potentially reduce the number of unnecessary biopsies, complications and stress for patients and their families. In addition, this technique has the potential to detect cancer earlier.

78

COVID-19 Pneumonia Research

Our technology was used in a proof-of-concept study for COVID-19 pneumonia in 2021. The study was conducted by Dr. Mylinh Duong and her team with McMaster University and Hamilton Health Sciences. The study found that our breath analysis technology could differentiate between individuals with COVID-19 pneumonia compared to those without COVID-19 pneumonia with 81.9% accuracy (sensitivity 81.1%, specificity 82.7%). The preliminary analysis was based on 105 participants (53 hospitalized COVID-19 pneumonia patients/52 healthy controls). The results were published and presented as a poster presentation at the American Thoracic Society (“ATS”) Conference in May of 2022.

While we are not currently pursuing further research in COVID-19 pneumonia, we believe this work was key to understanding the potential our platform technology has in the detection of multiple disease states including disease states outside of oncology.

Research & Development

Technical research and development have centered around the primary components of the Breast Cancer Breath Test: the Breath Sampler, the Breath Collection Kit, the Spectrometer, and Machine Learning Algorithms. Through the development of these components, we are working to pioneer the use of infrared spectroscopy for breath analytics.

We perform our product design control following the waterfall model prescribed by the FDA (see graphic below). As such, product design is divided into five stages:

● Stage 1: User needs

● Stage 2: Design inputs

● Stage 3: Design outputs

● Stage 4: Verification

  ● Stage 5: Validation

Stages 1 & 2

During stages 1 and 2, user needs, including regulatory and safety requirements, are determined by speaking to end-users and identifying market and business demands. Detailed design inputs are then created to generate a design that will satisfy all the user needs. Risk management activities begin here which generate additional design inputs. Regular design reviews are performed.

Stage 3

The bulk of design work, including the production of prototypes, is carried out in stage 3. At the completion of the stage, all design documents must be complete along with working prototypes. Regular design reviews are performed.

Stages 4 & 5

Stages 4 and 5 include verification testing, the testing of each design input, and validation testing, the testing of each user need. Manufacturing documents are produced, and useability testing is performed. Regular design reviews are performed, with the final design review being the design transfer meeting, where ownership of the product candidate is passed from research and development to manufacturing.

79

Breath Sampler

Building on breath sampling methods utilized in the breath research scientific literature and breath sampling devices commercially available, we have developed an alveolar Breath Sampler that met our need for collecting a breath sample and that was suitable for use with our Spectrometer. This required collecting exclusively alveolar, end-tidal breath with minimal contaminants and the ability to remove water and carbon dioxide from the sample. Based on these requirements, a piston-based design with real time monitoring of end-tidal carbon dioxide utilizing sorbent tubes and stainless-steel components was developed.

Since the development of the first Breath Sampler prototype, we have made some significant improvements to the initial design, leading to improved useability and reliability. To date, there has been over $1 million dollars (CAD) invested into the research and development of our Breath Sampler. This funding has come mainly from the Atlantic Canadian Opportunities Agency (“ACOA”) and the National Research Council’s Industrial Research Assistance Program (“NRC-IRAP”).

As a result of our research and development, the Breath Sampler is a Class I medical device in the U.S. and is listed with the FDA under Product Code JJH (Sec. 862.2310 Clinical sample concentrator). Medical devices under this product code are not subject to special controls under the Code of Federal Regulations (“CFR”) and are 510(k) exempt. As such, registration, and listing are required prior to market entry. Registration and listing do not denote approval or clearance of a firm or its devices. The Breath Sampler is an “FDA registered” or “FDA listed” device with the listing active since July 2021. We are identified as the foreign establishment and legal manufacturer of the Breath Sampler.

Any foreign establishment engaged in the manufacturing of a device imported into the U.S. must identify a U.S. agent for that establishment. Breathe BioMedical Inc. is listed as Picomole’s (DBA Breathe BioMedical) U.S. agent.

In Canada, the Breath Sampler is a Class I medical device, which has been confirmed by Health Canada. To sell Class I medical devices in Canada, the manufacturer must obtain a MDEL. An MDEL provides Health Canada assurance that medical devices sold or imported into Canada meet the safety requirements set out in the Canadian Medical Devices Regulations (“CMDR”). Health Canada issued a MDEL to Picomole as the legal entity in July 2021. It is searchable in Health Canada’s online database.

Version 2 of the Breath Sampler is under active development with a focus on manufacturability, lower cost, improved reliability, and improved useability. Version 2 of the Breath Sampler has been redesigned with the goal of preserving functional equivalency while incorporating internal electronics into a single dedicated controller with a custom case that incorporates an embedded touchscreen. These design changes are expected to lead to a 33% cost reduction in parts, from approximately USD $15,000 to $10,000. Additional cost savings may be achieved by transferring manufacturing from in-house to a contract manufacturer. To improve useability and reduce operator error is the added feature of setting the breath collection configuration without user intervention. Version 1 of the Breath Sampler was designed to support our clinical research activities, and as such allowed. The Version 2 Breath Sampler is currently in development stage three of five with design control scheduled to be completed and the product to be listed with the FDA and in scope of our MDEL, granted by Health Canada in 2025.

Future development of the Breath Sampler will address portability and look to develop a Breath Sampler suitable for home use.

80

Spectrometer

We believe the Spectrometer is the core of our technology. It utilizes CRDS and produces spectrographs in the fingerprint region of the infrared spectrum because of the abundance of unique VOC absorption spectra that are present. It allows the processing of breath samples and outputs a breath spectrograph which is analyzed using Machine Learning Algorithms. Since inception, we have developed two versions of Spectrometer prototypes. The 1st generation Spectrometer was more focused in its disease detection capability serving as the foundation for our future development activities. The 2nd generation Spectrometer aligns with our strategy to create a platform technology with broad disease detection capabilities. The 2nd generation Spectrometer has been developed as a lab instrument, thereby designed to triple the spectral resolution of the 1st generation Spectrometer as well as providing greater sensitivity and improved processing capacity. This was achieved by increasing the power and number of lasers, redesigning the gas handing system with the capacity to process multiple sorbent tubes, and rewriting the control software from the ground up. We have continued to refine the 2nd generation Spectrometer with design, tuning, and throughout projects. The ACOA and NRC-IRAP have provided significant support for our Spectrometer over the years, with funding totaling over $1 million dollars (CAD).

The Spectrometer measures the amount of light absorbed by a breath sample in the portion of the infrared spectrum known as the fingerprint region. In this region most VOCs absorb light and have a unique infrared absorption profile. The Spectrometer’s central feature is the ring-down cavity where infrared laser light is reflected multiple times through the sample thereby multiplying the absorption and increasing the sensitivity of the measurement. The final absorption calculation is produced by measuring the amount of time it takes for light in the cavity to extinguish (more accurately, the decay constant) after turning off the source light. Because CRDS uses a time-based rather than power-based measurement, this type of spectroscopy is highly sensitive and accurate without requiring calibration and is therefore scalable.

The Spectrometer is a lab instrument, assembled on a 4’ x 6’ optical bench, using high power tunable carbon dioxide lasers and a combination of off-the-shelf components and custom machined parts.

To perform a breath spectral measurement, breath VOCs are desorbed (released) from a sorbent tube by heating the tube to a specified temperature and transferring the sample into the optical ring-down cavity. Ring-down measurements are performed at multiple frequencies by tuning the infrared lasers through their spectra to produce an absorption spectrograph which represents the infrared absorption of the sample. The spectrograph contains the information representing the absorption to the various VOCs in the sample and provides the input for the Machine Learning Algorithms.

The 2nd generation Spectrometer is under active development including improvements planned to reduce throughput time and useability and is currently in development stage three. Three 2nd generation Spectrometer prototypes are used for all of our clinical research.

Machine Learning Algorithm

The development of the Machine Learning Algorithm is supported by the clinical research program with breath samples collected from diverse patient populations and multiple clinical sites. To develop a robust model suitable for use among the female breast cancer screen eligible population, we believe it is important to increase the number and diversity of breath samples collected.

81

To build a machine learning model, breath samples are collected from independent, clinical research studies in phases.

●	Pilot Study - to determine if a unique biomarker can be detected and if further sample collection is valuable. Our pilot studies are completed using small sample sizes.

●	Machine Learning Algorithm model development - to demonstrate the technology’s ability to detect the breath biomarker associated with the disease. Building on the success of a pilot study, further samples are collected to confirm and enhance the output of the model.

●	Machine Learning Algorithm model validation – to train the model and improve accuracy a larger number of breath samples are required to validate the model as the last step prior to clinical validation by performing a pivotal trial.

We are currently in the model development phase of developing the Machine Learning Algorithms for the Breast Cancer Breath Test. As development progresses and the size of the data pool increases, additional machine learning techniques will be utilized that we believe should lead to improved accuracy and robustness.

As a software component of the Breast Cancer Breath Test, the Machine Learning Algorithms is being developed under the regulatory framework of IEC 62304 “Medical Device Software – Software Life Cycle Processes” and the FDA’s guidance for SaMD.

While we continue to work with our external academic partners to develop a Machine Learning Algorithm model for breast cancer, we are working to grow our internal expertise by engaging data scientists and machine learning experts. We believe this will work to reduce business risk and secure expertise for the development of future products. Completion of the Breast Cancer Breath Test clinical validation, by conducting a trial, will conclude the major development efforts for the Machine Learning Algorithms and the Breast Cancer Breath Test.

Marketing & Sales

We are building our organization and programs to support our commercialization strategy by applying our proprietary technologies to the early detection of breast cancer, as an adjunct to mammography, in women with dense breast tissue initially and then to women with normal breast tissue in the future. We also plan to expand our technology into several other types of cancers and neurologic diseases, among others in the future, if marketing authorization is received. We believe that opinion leaders in women’s health, oncology, and primary care are key to establishing a test using our technologies as a standard of care for breast cancer screening. We participate in conferences and scientific meetings where abstracts related to our work have been accepted including at the ASCO annual meeting. We also believe our continuing clinical efforts and results will make our test attractive to third-party payors, medical practitioners, and patients.

In addition, we intend to build upon public awareness about breast cancer in populations with dense breast tissue. Recent changes to screening guidelines and the requirement for notification of breast tissue density for women with dense breast tissue are expected to increase awareness and demand for our test. We believe that publicity and social media awareness has a heightened effect on the public given an increasing perception that people wish to take more control over decisions relating to their medical care particularly in female populations who are the target audience for our test. As part of our marketing strategy, we expect to educate physicians, healthcare professionals and managed care executives about our unique technology and proposed solution. During this knowledge exchange, we will identify key opinion leaders who can support the development of our breast cancer research program and collect the clinical data required to advance model development. Among other methods, we will achieve this by attending recognized scientific conferences in North America. We will also use our established relationships to identify new contacts in the research field. Finally, our website and our social media activity serves as a portal for educational material and updates about our development activities for healthcare professionals, investors, and the public.

We intend to commercialize our products and services, if marketing authorization is received, through a staged market entry. Initially, we intend to offer breast cancer detection for women with dense breast tissue and establish this market. Subsequently, we will partner with the leaders in the disease detection space to further commercialize the Breast Cancer Breath Test. We anticipate forming commercial partnerships with companies which have established and performing teams and a strong footprint in the breast cancer diagnostics and/or therapeutics space.

82

Our planned marketing strategy focuses on educating patients, clinicians, and payors about our accurate, non-invasive, and accessible breath test, if marketing authorization is received, which we believe may improve breast cancer screening for subjects with dense breast tissue. We believe our test may help to address some of the challenges of current breast cancer screening tools in a cost-effective, non-invasive, and accurate way.

We plan to engage a leading diagnostic focused reimbursement firm and are developing our reimbursement strategy for the payors which are most impacted by the dense breast tissue diagnostic conundrum. We believe that in the US market private payors who self-insure their healthcare benefits and healthcare benefit providers have an outsized need for the type of solution that our technology may provide given the age and demographic to which they provide healthcare benefit solutions. By helping payers to understand the cost-saving opportunities inherent in our detection technology and engaging them to confirm that clinical utility with clinical results, we believe that we will achieve a more certain reimbursement outcome in a much shorter timeframe than our competitors.

Intellectual Property

We rely on a combination of intellectual property rights including trade secrets, copyrights, trademarks, and patents and other intellectual property rights and measures, including invention assignment agreements and protective contractual provisions with our employees, contractors, consultants, suppliers, partners and other third parties, to protect the products and technology that we consider important to our business. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position. Our policy is to obtain, maintain, protect, and enforce our intellectual property rights, including our patent rights, preserve the confidentiality of our trade secrets, operate without infringing, misappropriating or otherwise violating the intellectual property rights of others and prevent others from infringing, misappropriating or otherwise violating our intellectual property rights.

We implement a patent filing strategy consistent with globally leading medical technology companies. We file a first complete application in the U.S. to secure a priority date. The application is filed directly at the USPTO through our patent firm. Within twelve months of the complete U.S. first filing, an international patent application under the Patent Cooperation Treaty is filed with the World Intellectual Property Organization. This application maintains the disclosure and delays the cost related to the national phase entry for a further eighteen months (30 months after initial U.S. filing).

In addition to the United States, we currently seek patent protection in Canada, Australia, the EU (the United Kingdom, France, Germany), Japan, and India. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. The life of the patent, and the protection it affords, is limited. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our current and future products. We also cannot predict the breadth of claims that may be allowed or enforced in our patents or whether such claims, if issued, will cover our products, provide sufficient protection from competitors, or otherwise provide any competitive advantage. Any issued patents that we may own or in-license in the future may be challenged, invalidated, narrowed, held unenforceable, infringed, or circumvented.

We currently have 80 patents and pending patent applications under Breathe BioMedical Inc. The name change from Picomole Inc. to Breathe BioMedical Inc. was made of record on December 1, 2023. Formal recordation of the articles of amendment documents reflecting the name change in the respective jurisdictions will occur in due course. We have 16 issued patents in the U.S. (13) and Canada (3) and 64 pending patent applications the US, Canada, the EU Australia, China, India, and Japan. Several additional patents are in the process of being drafted as the technology evolves. We have a patent runway through 2041.

We have families of patents and pending patent applications, at different stages of filing and prosecution, directed to various aspects of an apparatus and methodology for collecting breath samples (U.S. 9,918,661, WO/2021168540, WO/2021168541, WO/2021168542, WO/2021168543, WO/2021168544, WO/2021168545). There are three granted U.S. patents (two that are set to expire in 2035 and the third is set to expire in 2041), one granted Canadian patent and 37 pending patent applications in the U.S. (6), Canada (7), Australia (6), the European Union (6), India (6), and Japan (6).

We have families of patents and pending patent applications, at different stages of filing and prosecution, directed towards spectroscopy systems and methodologies for analyzing a sample (U.S. 8,288,727, U.S. 10,666,012, U.S. 11,018,470, WO/2020198841, WO/2020198842, WO/2020198844, and WO/2022027128). There are seven granted U.S. patents (set to expire between 2029-2040), two Canadian patents and 22 pending patent applications in the U.S. (1), Canada (5), Australia (4), the EU (4), India (1), China (3), and Japan (4).

83

We have one family of patents and a pending patent application, at different stages of filing and prosecution, directed various aspects of machine learning algorithm (WO/2020198843). In this one patent family there are two granted U.S. patents and one pending patent application in each of Australia, Canada, China, EU, and Japan. The U.S. patents in this family are set to expire in 2040.

Respecting the patent rights of others is a core tenet of the patent system when launching a new product. Every effort has been made to ensure that our devices do not infringe the patent rights of third parties. Our team of scientists, engineers, legal, and patent experts are constantly surveying the breath analytics landscape for related, and remotely related technology, while also closely monitoring organizations that are active in the field.

Our trademark current portfolio contains five U.S. pending trademark applications, two Canadian trademark registrations, and four pending Canadian trademark applications. The name change from Picomole Inc. to Breathe BioMedical Inc. was made of record on December 1, 2023. Formal recordation of the articles of amendment documents reflecting the name change in the respective jurisdictions will occur in due course.

Canadian Trademarks:

Mark	Image	Application Number	Filed Date	Registration Date	Registration Number
LIFESENS		1420181	2008-12-01	2011-02-03	TMA789599
Breathe BioMedical & Design		2137633	2021-10-04
JUST BREATHE		1442703	2009-06-25	2011-06-21	TMA800532
BREATHE BIOMEDICAL		2137635	2021-10-04
SOHNO		2107743	2021-05-18
SOHNO XB		2107742	2021-05-18

U.S. Trademarks:
JUST BREATHE		90330329	2020-11-19
BREATHE BIOMEDICAL & Design		97345751	2022-04-04
BREATHE BIOMEDICAL		97345649	2022-04-04
BREATHE BIOMEDICAL (divisional application)		97977185	2022-04-04
SOHNO XB		90330690	2020-11-19

Competition

We believe the principal competitive factors in our target market include:

●	Quality and strength of clinical and analytical validation data

●	Improvement in current screening standards

●	Current state of technology

●	Accessibility and ease of use

●	Cost-effectiveness and reimbursement

●	Test turnaround time

●	Robust intellectual property protections

84

We believe our technology may perform favorably compared to our competitors on the factors described above.

Our principal competition comes from the current methods used by physicians to detect and diagnose breast cancer. Mammography is the current standard of care for breast cancer screening. Breast cancer screening with mammography can have a sensitivity as high as 80%. However, for women with extreme dense breast tissue, the sensitivity of mammography can be as low as 30%.14 This is because it can be difficult to distinguish between a tumor and dense breast tissue, as they both appear white on mammograms. Nearly 50% of women who are eligible for breast cancer screening have dense breast tissue. Women with dense breast tissue are more likely to be given a breast cancer diagnosis within a year of getting a normal mammography result. This highlights the unmet clinical need for a screening test that will be sensitive enough to detect breast cancer in women with all breast tissue densities.

In addition to mammography, there are secondary screening tools established for breast cancer screening. If there is an abnormality discovered with mammography, the individual is scheduled for follow up screening. By example, in Canada, among women who are called back for further testing, the majority will have a second mammogram, about half will have an ultrasound, and a smaller group will have a biopsy.15 The process for secondary screening is similar in the U.S.16

The most typical secondary screening tools used for breast cancer are ultrasound, magnetic resonance imaging, and biopsy. These tests are typically only used when the physician is trying to see or understand a potential abnormality. These secondary screening tools are highly sensitive, however, because abnormalities can be missed on the mammograms of women with dense breast tissue, they are often not referred for these secondary screening exams. While many advocacy groups have called for changes to current breast cancer screening guidelines, primarily citing new evidence that exists to justify such changes, there remain inconsistencies in when and how secondary screening methods are accessed. This is especially true for women with dense breast tissue. We also face competition from mammography enhancement companies. These organizations can range from artificial intelligence solutions for radiology, ultrasound wave technology, and volume measurement technology. Most of these tools are used to enhance mammography or other already existing imaging tools to facilitate more consistent interpretations of imaging outputs while others will bring new tools to the market including solutions like Ultrasound Tomography. Companies working in this area include: Densitas, Lunit, MedCognetics and iSono Health among others. If marketing authorization is received, we expect it to be highly differentiated when compared to these solutions in the areas of deployability, ease of use, and accessibility.

Biomarker companies are working to detect breast cancer using liquid biopsy. The liquid biopsy space is a broad area which covers blood, saliva, urine, sweat and other liquid specimens. The most familiar form of liquid biopsy uses blood to detect disease and, possibly, could be used to detect multiple cancers through one blood test. However, these multi-cancer early detection (“MCED”) tests to date have struggled consistently to have high sensitivities for breast cancer. By example, recent results show that the sensitivity of one MCED test for breast cancer detection was 30.5%.

Finally, there are other breath analytic companies who are focused on detecting cancer using VOCs found in the breath. Some of these companies include: Owlstone Medical, Pulmostics, Spotitearly, Noze and Blu Biotech.

There are some breath tests that are available for purchase on the market. Meridian Bioscience has a breath test on the market for detection of H. pylori, a bacteria that can affect your stomach. Another company, OMED Health, sells an at-home breath test for Small Intestinal Bacterial Overgrowth and food intolerance detection. Another company, although not selling their breath test, is InspectIR, who’s COVID-19 breath test received an authorization by the FDA. They did not receive approval or clearance, however received authorization under an Emergency Use Authorization for COVID-19 detection. To our knowledge, all of our breath test competitors that are researching cancer detection remain in the development stages, with no devices currently available on the market.

[14]	Naz, F., et al., ” Impact of breast density on classification of infrared spectroscopy for breath-based breast cancer screening”, J Clin Oncol, 2023.
[15]	Lee, S.,“What happens when you have a mammogram”, Canadian Cancer Society, 2024 (https://cancer.ca/en/cancer-information/find-cancer-early/get-screened-for-breast-cancer/what-happens-when-you-have-a-mammogram).
[16]	Susan G. Komen, “Follow-up after an abnormal mammogram”, 2022. (https://www.komen.org/breast-cancer/screening/follow-up/).

85

Of these breath companies, very few have breast cancer as one of their focus indications. Most breath analytic companies are focused on lung cancer, respiratory diseases, or infectious diseases and in some cases gut function/health testing. We believe that our methods of sampling and analysis coupled with our machine learning methods is highly differentiated from the breath-based technologies being developed by others. For example, in a comparative study which assessed levels of isoprene in a room air sample our technology was able to detect isoprene, a common breath VOC, in the high parts trillion compared to a common method of breath VOC analysis which delivered high parts per billion levels of detection for the same VOC in the same concentration. Competitors may develop their own versions of our solution in countries where we do not have patents or where our intellectual property rights are not recognized. If successful, these potential competitors could compete with us in those countries where our intellectual property is not protected.

Potential Competitive Advantage

The results of our sub-group analysis found 88.2% accuracy in differentiating between the breath signatures of women with early-stage breast cancer and dense breast tissue, compared to those without. The results of this sub-group analysis were not affected by breast density, supporting the potential effectiveness of our technology for women with any breast tissue density. We believe our non-invasive, accessible, and cost-effective breath test could be an accurate adjunctive tool for mammography screening for women with dense breast tissue.

In the breath analytic space, early disease screening is largely in its infancy. Current technologies in the space can be classified into two general categories: chemical sensor arrays (eNoses) and traditional analytical instruments, i.e., gas chromatography – mass spectrometry. We believe we are the first company to attempt this dichotomy, as the only company using a non-traditional analysis method: infrared CRDS. Combining the strengths of both e-noses and traditional analytical instruments, our unique approach to breath analytics potentially may provide significant advantages in accuracy, versatility, and intellectual property protections.

Breath analysis technologies employed by many of our competitors have been hindered by a chemical detection limit in the parts per billion range, whereas we believe our Spectrometer is potentially capable of detection down to the parts per trillion range. We believe that there are subtle disease biomarkers within breath that have not been, and will not be, noticeable by our competitor’s methods. We expect our intellectual property protections will help to ensure a leading presence in the market for the coming decades.

Government Regulation

Our product candidates are being developed as medical devices to be marketed in the U.S. and Canada. Medical devices are regulated products by the FDA and Health Canada, respectively.

United States

Medical devices and manufacturing operations are regulated by the FDA and other federal and state agencies. Our products are and our future products will be regulated as medical devices in the United States under the FDCA, as implemented and enforced by the FDA. The FDA regulates the development, testing, manufacturing, labeling, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export, and market surveillance of medical devices.

86

Premarket Regulatory Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a PMA application, or issuance of a de novo classification order. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be assured by adherence to general controls that include compliance with the applicable portions of the FDA’s QSR facility registration and product listing, reporting of adverse medical events, and appropriate, truthful, and non-misleading labeling, advertising, and promotional materials. Class I also includes devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential unreasonable risk of illness of injury. Most Class I devices are exempt from the 510(k) premarket notification requirement.

Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish “special controls.” These special controls can include performance standards, post-market surveillance, patient registries, and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, most Class II devices require a 510(k) premarket notification to be marketed in the U.S. As a result, manufacturers of most Class II devices are required to submit to the FDA premarket notifications under Section 510(k) of the FDCA in order to market or commercially distribute those devices. To obtain 510(k) clearance, manufacturers must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to PMA, meaning, (i) a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, (ii) a device that has been reclassified from Class III to Class II or I, (iii) a device that was found substantially equivalent through the 510(k) process or (iv) a device that was granted marketing authorization through the de novo classification process under section 513(f)(2) of the FDCA. If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, and the device and the manufacturer(s) are otherwise compliant with all applicable regulatory requirements, it will grant 510(k) clearance to commercially market the device. If the device is not “substantially equivalent” to a previously cleared device, the device is automatically a Class III device. The device sponsor must then fulfill more rigorous premarket approval requirements or can request a risk-based classification determination for the device in accordance with the “de novo” classification process, which is a route to market for medical devices that are low to moderate risk but are not substantially equivalent to a predicate device.

Devices that are intended to be life sustaining or life supporting, devices that are implantable, devices that present a potential unreasonable risk of harm or are of substantial importance in preventing impairment of health, and devices that are not substantially equivalent to a predicate device are placed in Class III and generally require approval of a PMA, unless the device is a pre-amendment device not yet subject to a regulation requiring premarket approval. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take one year or even longer.

Clinical trials are almost always required to support PMAs and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion of the investigational device, and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the study, the FDA may permit a clinical trial to proceed under a conditional approval. In addition, the study must be approved by, and conducted under the oversight of, an IRB for each clinical site. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

87

Breakthrough Device Designation

The Breakthrough Devices Program is intended to provide more timely access to designated medical devices by expediting their development, assessment, and review, while preserving the statutory standards for premarket approval, 510(k) clearance, and de novo marketing authorization.

Devices subject to PMAs, 510(k) premarket notifications, or requests for de novo classification request are eligible for Breakthrough Device designation if they meet two criteria. First, the device must provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions. Second, the device must meet at least one of the following: represents breakthrough technology; no approved or cleared alternatives exist; offers significant advantages over existing approved or cleared alternatives; or device availability is in the best interest of patients.

The sponsor must demonstrate a reasonable expectation that the device could provide for more effective treatment or diagnosis of the disease or condition identified in the proposed indications for use relative to the standard of the care. This includes a reasonable expectation that the device could function as intended (technical success) and that a functioning device could more effectively treat or diagnose the identified disease or condition (clinical success). The level and type of evidence needed may vary depending on the intended use of the device, its technology and features, and the available standard of care alternatives. FDA will consider the totality of information regarding the proposed device, its function, potential for technical success, potential for clinical success, potential for a clinically meaningful impact, and its potential benefits and risks.

FDA will issue a grant or denial decision for each Breakthrough Device designation request within 60 calendar days of receiving such a request.

There are a number of benefits for devices granted Breakthrough Device designation. All submissions are granted priority review and there is more timely communication with FDA as compared to standard interactions. There is greater flexibility in clinical trial design, including possible use of intermediate, surrogate, and composite endpoints.

As part of FDA’s benefit-risk determination for Breakthrough Devices subject to a PMA, FDA may consider the amount and nature of data that may be collected in the post-market setting, rather than premarket, and the extent of uncertainty that may be appropriate in the benefit-risk profile at the time of approval. FDA may accept a greater extent of uncertainty of the benefit-risk profile for these devices if appropriate under the circumstances, including that the uncertainty is sufficiently balanced by other factors, such as the probable benefits for patients to have earlier access to the device and adequate post-market controls to support premarket approval.

88

FDA Regulation of Software as a Medical Device

Our product will include certain software applications, such as software that we are developing to identify biomarkers, that may also meet the definition of a medical device and be subject to FDA premarket authorization, depending on its classification and software function. FDA guidance adopts international principles established by the International Medical Device Regulators Forum for the clinical evaluation of software as a medical device (SaMD) which refers to software that is intended to be used for one or more medical purposes that perform these purposes without being part of a hardware medical device.

The 21st Century Cures Act (the “Cures Act”) clarified the FDA’s authority to regulate software functions as medical devices by amending the definition of “device” in the FDCA to exclude certain software functions, including clinical decision support software, or CDS, that meet certain criteria. Under the Cures Act and FDA CDS guidance, certain software functions are excluded from the FDCA’s definition of “device” when they meet all the following criteria:

●	not intended to acquire, process, or analyze a medical image or a signal from an in vitro diagnostic device or a pattern or signal from a signal acquisition system;

●	intended for the purpose of displaying, analyzing, or printing medical information about a patient or other medical information (such as peer-reviewed clinical studies and clinical practice guidelines);

●	intended for the purpose of supporting or providing recommendations to a healthcare professional about prevention, diagnosis, or treatment of a disease or condition; and

●	intended for the purpose of enabling such healthcare professional to independently review the basis for such recommendations that such software presents so that it is not the intent that such healthcare professional rely primarily on any of such recommendations to make a clinical diagnosis or treatment decision regarding an individual patient.

As a result, certain software functions may not be subject to FDA review pursuant to the Cures Act and related FDA CDS guidance. However, SaMD that does not meet the criteria set forth above generally will require marketing clearance or approval from the FDA prior to commercialization as described below.

In the United States, the laws and regulations governing the marketing of SaMD, particularly SaMD with artificial intelligence/machine learning (“AI/ML”) are evolving, extremely complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Unless an exemption applies, both hardware and SaMD are regulated as medical devices by the FDA and will require marketing clearance or approval from the FDA prior to commercialization.

The FDA acknowledges that the development of machine learning-enabled device software functions is an iterative process. Their goal is to provide the least burdensome approach to support iterative improvement through modifications while continuing to provide a reasonable assurance of device safety and effectiveness. The FDA recognizes that the traditional paradigm of medical device regulation was not designed for adaptive AI/ML technologies. The FDA has cleared or approved several AI/ML-based SaMD. Typically, these have only included algorithms that are “locked” prior to marketing, where algorithm changes likely require FDA premarket review for changes beyond the original market authorization. However, not all AI/ML-based SaMD are locked; some algorithms can adapt over time. Following distribution, these types of continuously learning and adaptive AI/ML algorithms may provide a different output in comparison to the output initially cleared for a given set of inputs. In 2023, the FDA’s Center for Devices and Radiological Health issued guidance on a total product lifecycle-based regulatory framework for AI/ML technologies.

Regulation of Changes to an Approved or Cleared Device

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires a premarket submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a manufacturer documenting the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA can always review these letters-to-file in an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until marketing authorization is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Post-market Regulatory Requirements

After a device is cleared for marketing, numerous regulatory requirements apply. These include:

●	establishment registration and device listing;

●	development of a quality assurance system, including establishing and implementing procedures to design and manufacture devices;

●	regulations that prohibit the labelling or promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotion;

●	FDA’s Unique Device Identification requirements that call for a UDI on device labels and packages and submission of data to the FDA’s GUDID;

89

●	medical device reporting regulations that require manufacturers to report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and corrections and removal reporting regulations that require manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

●	Post-market surveillance.

Manufacturing processes are required to comply with the applicable portions of the QSR that covers the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use.

Manufacturers of medical devices are subject to periodic scheduled or unscheduled inspections by the FDA. If the FDA believes that a manufacturer is not in compliance with the quality system requirements, or other post-market requirements, it has significant enforcement authority. Specifically, if the FDA determines that a manufacturer failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications or repair, replacement, or refunds;

●	recalls, withdrawals, or administrative detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for clearance or approval of new or modified products;

●	withdrawing 510(k) clearance or PMA approval;

●	refusal to grant export approvals for our products; or

●	pursuing criminal prosecution.

Any such action by the FDA would have a material adverse effect on our business. In addition, these regulatory controls, as well as any changes in FDA policies, can affect the time and cost associated with the development, introduction, and continued availability of new products.

Coverage and Reimbursement

The commercial success of our ability to successfully commercialize any cleared or approved product will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, and other third-party payors provide coverage for and establish adequate reimbursement levels for our products. Government authorities, private health insurers, and other organizations generally decide which products and services they will pay for and establish reimbursement levels for healthcare. Medicare is a federally funded program managed by CMS through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services.

90

In the United States, the EU, and other potentially significant markets for our products, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. In the United States, it is also common for government and private health plans to use coverage determinations to leverage rebates from labelers to reduce the plans’ net costs. These restrictions and limitations influence the purchase of healthcare services and products and lower the realization on manufacturers’ sales of products. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. Third-party payors may limit coverage to specific therapeutic products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication or might impose high copayment amounts to influence patient choice. Third-party payors also control costs by requiring prior authorization or imposing other restrictions. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy.

Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics. These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for our products or exclusion of our products.

Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product.

Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement, and utilization, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition from other products, judicial decisions and governmental laws and regulations related to Medicare, Medicaid, and healthcare reform, and pricing in general. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Sales of our product candidates will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by health maintenance, managed care, and similar healthcare management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers, and other third-party payors.

Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved or that significant price concessions will not be required to avoid restrictive conditions. High health plan co-payment requirements may result in patients seeking alternative therapies. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products or exclusion of our products from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenue from the sale of any approved product candidates.

U.S. Anti-kickback, False Claims and Other Healthcare Fraud and Abuse Laws

In the United States, there are federal and state anti-kickback laws that prohibit offering, the payment, solicitation, or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws apply to manufacturers of products, such as us, with respect to our financial relationship with hospitals, physicians and other potential purchasers or acquirers of our products. The U.S. government has published regulations that identify “safe harbors” or exemptions for certain practices from enforcement actions under the federal anti-kickback statute, and we will seek to comply with the safe harbors where possible. To qualify for a safe harbor, the activity must fit squarely within the safe harbor. Arrangements that do not meet a safe harbor are not necessarily illegal but must be evaluated on a case-by-case basis. A person or entity may be found to violate the anti-kickback statute even absent actual knowledge of this statute or specific intent to violate it. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the federal FCA.

91

The civil FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil FCA has been used to assert liability on the basis of kickbacks and other improper referrals, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not covered by a device’s clearance or approval, and allegations as to misrepresentations with respect to products, contract requirements, and services rendered. In addition, private payors have been filing follow-on lawsuits alleging fraudulent misrepresentation, although establishing liability and damages in these cases is more difficult than under the FCA. Intent to deceive is not required to establish liability under the civil FCA. Civil FCA actions may be brought by the government or may be brought by private individuals on behalf of the government, called “qui tam” actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. The civil FCA provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars. For these reasons, FCA lawsuits against biopharmaceutical and device companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off label uses. Civil FCA liability may further be imposed for known Medicare or Medicaid overpayments that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act. In addition, conviction or civil judgment for violating the FCA may result in exclusion from federal health care programs, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.

The government may further prosecute conduct constituting a false claim under the criminal FCA. The criminal FCA prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil FCA, requires proof of intent to submit a false claim.

The civil monetary penalties statute is another statute under which medical device companies may potentially be subject to enforcement. Among other things, the civil monetary penalties statue imposes fines against any person who offers to provide remuneration to any individual eligible for benefits under Medicare or Medicaid that the offeror knows or should know is likely to influence the individual to order or receive from a particular provider or supplier of any item or service reimbursable under those programs.

The federal HIPAA also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for health care benefits, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Additionally, the Affordable Care Act amended the intent requirement of certain of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

The Sunshine Act requires annual reporting, by applicable device and drug manufacturers, of covered products, payments, and other transfers of value to certain health care providers, and ownership and investment interests held by physicians and their immediate family members.

92

Further, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the HITECH and its respective implementing regulations imposes certain requirements on covered entities relating to the privacy, security, and transmission of certain individually identifiable health information, known as protected health information. Among other things, HITECH, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain states also require implementation of commercial compliance programs and compliance with the medical device industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require companies to track and report information related to payments, and other items of value to physicians and other healthcare providers.

If our operations are found to be in violation of any of the laws or regulations described above or any other applicable laws, we may be subject to penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Enforcement actions can be brought by federal or state governments, or as “qui tam” actions brought by individual whistleblowers in the name of the government under the civil FCA if the violations are alleged to have caused the government to pay a false or fraudulent claim.

To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Foreign Corrupt Practices Act

The FCPA, generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our industry is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals and medical devices are employed by their government, and the purchasers are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. The SEC and DOJ have increased their FCPA enforcement activities with respect to pharmaceutical and medical device companies. Violations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Enforcement actions may be brought by the DOJ and SEC, and legislation has expanded the SEC’s power to seek disgorgement in all FCPA cases filed in federal court and extended the statute of limitations in SEC enforcement actions in intent-based claims such as those under the FCPA from five years to ten years.

Canada

Health Canada reviews medical devices to assess their safety, effectiveness, and quality before being authorized for sale in Canada. Health Canada uses a risk-based approach to the regulation of medical devices, where the review before marketing authorization depends on the potential risk that the use of the device presents or could potentially present.

93

The basic regulatory requirements that manufacturers of medical devices distributed in Canada must comply with are:

●	Safety and Effectiveness (sections 10-20 of CMDR)

●	Labelling (sections 21-23 of CMDR)

●	Mandatory Problem Reporting (section 59 of CMDR)

Spectrometer

The Spectrometer is being developed as a Class I medical device in the U.S. (under Product Code JJQ (Sec. 862.2300 Colorimeter, photometer, or spectrophotometer for clinical use) and Canada (pending confirmation). FDA and Health Canada may not agree that this is the appropriate classification. We anticipate that determination of the classification and required regulatory controls will occur as part of their review of marketing authorization applications of the final test system with the Machine Learning Algorithms.

Machine Learning Algorithms

In the U.S., the Machine Learning Algorithms used in the breath testing is being developed as SaMD. FDA’s decision on the category of SaMD will be informed by the International Medical Device Regulators Forum “Software as a Medical Device: Possible Framework for Risk Categorization and Corresponding Considerations”, in addition to FDA regulations.

In Canda, the Machine Learning Algorithms, as part of a breast cancer breath test, is a Class III IVD SaMD (pending confirmation by Health Canada). This risk classification may change for future product development if Health Canada considers the risk of use in another disease state to be lower. Given that the Machine Learning Algorithms is being developed as high-risk SaMD, with the most stringent regulatory controls, we believe it is reasonable to expect it would meet the requirements for use in other disease states where the risk is considered less.

The classification and necessary regulatory controls of the Machine Learning Algorithms will be determined by FDA and Health Canada. We continue to work with a strategic regulatory advisor to gain further insights into the appropriate regulatory pathway for the software given the FDA’s initiative for “Artificial Intelligence and Machine Learning (AI/ML) Software as a Medical Device.”

Breast Cancer Breath Test

We are developing the Breast Cancer Breath Test as the first product candidate using our platform technology.

This test will be comprised of the Breath Sampler, Spectrometer, the Machine Learning Algorithms, and Breath Collection Kit.

In the U.S., the Breast Cancer Breath Test is anticipated to be a Class III medical device, regulated as an IVD medical device, requiring a PMA submission with the FDA. Products requiring PMAs are high risk devices that pose a significant risk of illness or injury, or devices found not substantially equivalent to Class I and II predicate through the 510(k) process. The PMA process is more involved and includes the submission of clinical data to support claims made for the device. See “Business — Government Regulation — United States.”

In Canada, the Breast Cancer Breath Test is also anticipated to be a Class III medical device. Beyond the MDEL, we will be required to obtain a Canadian MDL to sell a Class III medical device in Canada. The MDL is a product approval. See “Business — Government Regulation — Canada.”

94

Testing and Performance Standards for Medical Devices

When a company decides that it would like to market a medical device in the U.S. or Canada, the manufacturer is obligated to ensure that the device is safe and effective for its intended use.

The U.S. FDA publishes a list of recognized consensus standards for medical devices and lists applicable consensus standards for specific product codes and device classifications in the Product Classification Database.

Health Canada publishes a list of recognized standards for medical devices on its website. By way of Notice #16-108407-753, Health Canada encourages manufacturers to reference FDA technical guidance documents on topics where no similar Health Canada guidance is available.

Below is a list of the performance standards for medical devices that we adhere to. This list is subject to change as we progress through our design and development activities for various components.

Recognized Performance Standard	Breath Sampler	Spectrometer	MLA
ISO 13485:2016 “Medical devices – Quality management systems – Requirements for regulatory purposes”	X	X	X
ISO 14971:2019 “Medical devices – Application of risk management to medical devices”	X	X	X
ISO 15223-1:2016 “Medical devices — Symbols to be used with medical device labels, labelling and information to be supplied”	X	X	X
IEC 60601-1:14 “Medical electrical equipment - Part 1: General requirements for basic safety and essential performance”	X
IEC 62304:2006 “Medical device software — Software life cycle processes”	X	X	X
IEC 62366-1:2015 “Medical devices — Part 1: Application of usability engineering to medical devices”	X	X
IEC 61010-1 “Safety requirements for electrical equipment for measurement, control, and laboratory use.”		X
IEC 61010-2-101 Safety requirements for electrical equipment for measurement, control, and laboratory use - Part 2-101: Particular requirements for in vitro diagnostic (IVD) medical equipment		X
IEC 60825-1 Safety of laser products - Equipment classification and requirements		X
IEC 61326-1 EMC Testing Of Laboratory Equipment		X
IEC 81001-5-1:2021
Health software and health IT systems safety, effectiveness and security			X

95

Quality Assurance

ISO 13485 – Medical Devices

The International Organization for Standardization (“ISO”) developed and published an international standard – ISO 13485: 2016 that specifies requirements for a quality management system where an organization needs to demonstrate its ability to provide medical devices and related services that consistently meet customer and applicable regulatory requirements. ISO 13485 certification is required by both Canada and the U.S. for marketing a medical device as evidence of compliance to the appropriate regulatory quality system requirements, except for Class I devices. Certification must be granted by a third-party auditing organization.

The Company is ISO 13485:2016 certified using Standard Global Services (“SGS”) as our third-party auditing organization. The scope of the certification covers the design and manufacture of breath analytics devices. BBM’s QMS has been ISO 13485 certified since 2021. In addition to undergoing the original certification audit with SGS, we have completed two successful surveillance audits with SGS.

Our recertification audit is scheduled for Q2 of 2024. We also contract a third-party auditor to complete our annual internal audits, of which we have successfully completed three, with a fourth scheduled for Q1 of 2024.

Our Culture

Below are our core values which were developed to foster a positive and productive work culture.

1.	Communication: Honest and timely sharing of information fostering a culture of connectedness.

2.	Integrity: Implementing and complying with industry best practices fostering a culture of quality and respect.

3.	Innovation: Creating solutions to difficult problems fostering a culture of technical excellence.

4.	Collaboration: Effective engagement fostering a culture of productivity.

5.	Accountability: Holding ourselves collectively and personally responsible for our work fostering a culture of trust.

These values were developed internally and reflect areas of importance for our company and the treatment of our employees, vendors, and other stakeholders.

Human Capital Resources

As of January 2024, we have 28 full time employees. Most of our employees work at our headquarters in Moncton, New Brunswick. None of our employees are the subject of collective bargaining arrangements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

We lease approximately 16,840 square feet of office, manufacturing and laboratory space in Moncton, New Brunswick. We anticipate that this space will meet our needs through commercial launch. We believe the facility is well suited for the nature of our operations and provides ample space for research and development, clinical and commercial activities through the completion of our forecast breast cancer clinical trials and early commercial launch. The leased space is subject to renovations to meet our capacity requirements for clinical development and commercialization. Lease facility improvements are capitalized through leasehold improvement provisions under the current lease agreement.

96

Our subsidiary, BBM Inc., leases a shared office space in Cambridge, MA.

Additional facilities will be developed in markets where demand is cultivated through targeted sales and marketing efforts in the period leading up to and following product launch for the breast cancer test if marketing authorization is received. We currently anticipate that commercial facilities will be purpose build and, in some cases, collocated with other laboratory facilities. We further anticipate that some markets will require fewer spectrometers as compared to others to meet market demand. We will conduct testing and operate spectrometers itself and through partners utilizing arrangements that are optimized for the market at the time.

Third-party Relationships

As we work towards developing a breath test that can accurately detect early-stage breast cancer, our clinical investigators and partners are crucial to our success. Their willingness to support breath research and assist with the collection of clinical data is critical. Our initial breast cancer proof of concept study is being led by Dr. Farah Naz, Clinical and Academic Head of Oncology at the Saint John Regional Hospital (part of the Horizon Health Network located in southern New Brunswick). As we look to rapidly increase our samples sized to accelerate model development, we will need increased clinical partnerships both in Canada and the Unites States.

We have previously worked, and continue to work, with many funding agencies. As an early-stage medical device company, we value local funding agencies whose support has allowed us to develop our technology. Funding agencies we have relationships with include, ACOA, NRC-IRAP, New Brunswick Innovation Foundation, Opportunities New Brunswick, Research NB, Mitacs, Emergence, Atlantic Canada Bioindustries and LearnSphere.

Laboratory Operations

Our laboratory is headquartered in Moncton, New Brunswick, where we process breath samples using our Spectrometers. We are implementing systems and controls required to be ISO 15189:2022 – Medical laboratories – Requirements for quality and competence, or equivalent, compliant in 2024. Standards like this are applicable for confirming or recognizing the competence of medical laboratories by laboratory users, regulatory authorities, and accreditation bodies.

Our clinical research sites collect breath samples using our Breath Sampler. The samples are collected onto sorbent tubes which are an element of our Breath Collection Kit. The Breath Collection Kit is then shipped to our laboratory where the breath is processed using our Spectrometer. The output from our Spectrometer is then analyzed using the Machine Learning Algorithms. Results from the Machine Learning Algorithms output are then sent to the ordering healthcare professional to assist with clinical decision making.

We believe we have sufficient laboratory capacity at our leased Moncton laboratory to process breath samples from our current and future clinical research sites for at least the next 36 months.

Upon regulatory approval, we plan to build out commercial laboratories in the U.S. and Canada to analyze breath samples. These laboratories will be built in key markets where participation in our clinical programs is anticipated to result in market demand if the test is approved in the respective markets. These laboratories will have the same quality control measures and laboratory controls as what is planned for our current headquarters in Canada.

Near Term Operations Plan

We plan to expand our operations team and facility to meet increasing manufacturing and supplier needs. As we plan our clinical research sites over the next few years, we will ensure our operations facility and processes can accommodate the increased level of shipping, receiving, and processing.

97

We will continue to expand and optimize our laboratory and facility for maximum efficiency and redundancy. We plan on utilizing readily available expansion space at our current facility to accommodate new technology and better utilize the space we currently occupy. A multi-year facility plan is in development to meet the future needs of the organization.

We plan to employ up to twelve spectrometers at our Moncton, New Brunswick facility to meet clinical and early commercial demand if we receive marketing authorization. Additional space exists to increase the number of spectrometers employed at the Moncton facility. We believe that our clinical and commercial sales and operations planning programs, and forecast equipment lead times will allow us to predict demand to ensure that capacity is available for our clinical and commercial activities.

Environmental Matters

We have no material environmental contamination exposures. We dispose of components and chemicals used in connection with our laboratory operations in accordance with applicable environmental regulations.

Raw Materials and Suppliers

We have a supplier management process that is controlled as part of our ISO 13485 certified QMS. The scope of this process is the selection, initial evaluation, and ongoing performance evaluation of our suppliers who provide items or perform services that affect the quality of a product or the integrity of the QMS. All suppliers and service providers are approved and managed on our Approved Supplier List, which currently has more than100 suppliers.

We rely on several suppliers, or, in some cases, sole suppliers for certain custom components, laboratory equipment and materials which we use in our manufacturing and laboratory operations. We believe that there are few manufacturers that are currently capable of supplying and servicing the lasers for use with our Spectrometers and various other associated parts for our Spectrometer. To mitigate the sole source supplier risk, we rely upon agreements that specify the terms and conditions of supply including back up supply, technology transfer, terminal supply provisions and quality management. The use of equipment or materials provided by replacement suppliers may require us to alter our laboratory operations. Transitioning to a new supplier would be time consuming and expensive, may result in interruptions in our laboratory operations, could affect the performance specifications of our laboratory operations or could require that we revalidate our tests.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may become involved in other litigation or legal proceedings relating to claims arising from the ordinary course of business.

Corporate Information

We were incorporated under the Business Corporations Act (Alberta) on April 1, 2005, under the name “Picomole Instruments Inc.” On February 15, 2013, we continued under the CBCA and changed our name to “Picomole Inc.” On December 1, 2023, we amended our articles to, among other things (i) change our name to “Breathe BioMedical Inc.”; (ii) modify the authorized share capital of the company by deleting the series of “Class B shares,” “Class C shares,” “Class D shares,” “Class E shares,” “Class F shares” and “Class G shares” and the rights, privileges, restrictions and conditions attaching thereto and adding a new class of “Preferred Shares;” and (iii) re-designate the “Class A shares” of the company as “common shares” of the company. On            17, 2024, we amended our articles to: (i) remove certain restrictions on the transfer of shares of the company; and (ii) increase the minimum and maximum number of directors set out in the articles to 3 and 15, respectively.

We have one wholly owned subsidiary, Breathe Biomedical Inc., which is incorporated under the laws of Delaware.

Our head and registered office is located at 191 Halifax Street, Moncton, New Brunswick E1C 9R6, Canada, and our telephone number is (506) 855-2400. Our website address is https://breathebiomedical.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is            , and its telephone number is            .

We own or claim common law rights to the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos, and domain names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

[17]	Note: The company intends to file articles of amendment prior to its public filing to remove the restrictions on the transfer of shares of the company and increase the minimum and maximum number of directors set out in the articles to 3 and 15. The disclosure contained in this F-1 contemplates such articles of amendment having been filed.

98

Management

Executive Officers and Directors

The following table sets forth the name, province or state and country of residence, age, and position of each of our executive officers and directors as of the date of this prospectus. The business address of our executive officers and directors is our office address at 191 Halifax Street, Moncton, New Brunswick E1C 9R6, Canada.

Name	Province or State and Country of Residence	Age	Position
Executive Officers

William Dawes	Massachusetts, USA	52	Chief Executive Officer
Sandra Veenstra	New Brunswick, Canada	40	Chief Research Officer
Peili Miao	Ontario, Canada	49	Chief Financial Officer
Christopher Purves	New Brunswick, Canada	46	Chief Technology Officer
Dr. Rachel Brem	Washington D.C., USA	65	Chief Medical Officer and Director
Joanne Young	New Brunswick, Canada	48	Vice President, Clinical

Board of Directors

Jean Nadeau	New Brunswick, Canada	64	Chairman of the Board
Telfer Hanson	Ontario, Canada	60	Vice Chairman of the Board
Dr. Norman Betts	New Brunswick, Canada	69	Director
Romeo Goguen	New Brunswick, Canada	76	Director
Don Hardison	North Carolina, USA	73	Director
Peter Savas	Massachusetts, USA	75	Director
Gaetan Thomas	New Brunswick, Canada	63	Director

Executive Officers

William Dawes, Chief Executive Officer

William Dawes has served as our Chief Executive Officer since August 14, 2023. With over 25 years of Pharma and Diagnostic experience, Mr. Dawes has expertise in business and operations functions within highly regulated, complex pharmaceutical manufacturing and global supply chain environments. Prior to his role as Chief Executive Officer, Mr. Dawes served as our company’s Chief Business Officer from June 2022 to August 2023 and the Chief Operating Officer from May 2021 to June 2022. Mr. Dawes served as the Executive Vice President of Operations at LikeMinds from December 2018 to April 2021. Mr. Dawes holds a B.Sc. in Mechanical Engineering from Hofstra University and recently completed the MIT Sloan School of Management’s Artificial Intelligence in Healthcare Program.

99

Peili Miao, Chief Financial Officer

Peili Miao has served as our Chief Financial Officer since February 9, 2024. Ms. Miao previously served as Interim Chief Financial Officer beginning on November 6, 2023. With nearly 20 years of accounting and finance experience, Ms. Miao has expertise in financial project management, cost control and mergers and acquisitions. Prior to this role, Ms. Miao served as Chief Financial Officer at Montreal Cannabis Corp. from July 2023 to October 2023. From March 2021 to July 2023, she held the role of Interim Chief Financial Officer at Canada House Cannabis Group Inc., during which period she transitioned to the permanent Chief Financial Officer position. From October 2019 to March 2021, she served as a Group Financial Controller at Canada House Cannabis Group Inc. Prior to that, Ms. Maio served as Group Financial Controller at Nutritional High International Inc. from March 2019 to October 2019 and Assistant Controller at Goldmoney Inc. from September 2018 to February 2019. Ms. Miao holds a CPA designation from the Chartered Professional Accountant Canada, received in 2016, and completed her Master of Business Administration from Queen’s University in 2022.

Sandra Veenstra, Chief Regulatory Officer

Sandra Veenstra has served as our Chief Regulatory Officer since June 1, 2023. Ms. Veenstra is responsible for our regulatory strategy and management, as well as developing and monitoring our Quality Management System (QMS). Ms. Veenstra’s expertise lies in regulatory strategy, quality management, ethics and health. She began working with our company in August 2020, as a Regulatory Consultant. In November 2020, she progressed to the role of Director of Quality Assurance and Regulatory Affairs. Prior to joining our company, she was a Professional Associate at Memorial University of Newfoundland from June 2015 to June 2020 as well as the Ethics Director at Health Research Ethics Authority. Ms. Veenstra holds a Bachelor of Cellular and Molecular Biology from Simon Fraser University and received her Masters in Bioethics and Health Law from University of Otago.

Chris Purves, P.Eng., Chief Technology Officer

Chris Purves has served as our Chief Technology Officer since October 1, 2007. Mr. Purves co-developed our breath sampling and processing technology and currently leads our technology product development. Mr. Purves expertise lies in biophotonics, product design and development, process engineering, test engineering and ISO9000 implementation. Mr. Purves is responsible for leading the technology team, assessing research and development projects, strategy planning, validation and verification testing, and regulatory compliance among other things. His knowledge and leadership are crucial to effectively deploying, processing, and improving the technology at our facility. Mr. Purves is a Professional Engineer and holds a Bachelor of Science in Engineering Physics from the University of Alberta.

Dr. Rachel Brem, Chief Medical Officer and Director

Dr. Rachel Brem has served as our Chief Medical Officer since December 18, 2023, and as a board member since January 1, 2024. Dr. Brem is an expert in breast cancer and the Director of the Breast Imaging and Interventional Center at the George Washington University. She is a cutting-edge clinician, researcher with over 120 peer-reviewed publications, author of a recently published book, No Longer Radical: Understanding Mastectomies and Choosing the Breast Cancer Care That’s Right for You (Simon and Schuster, 2023), advocate, and a breast cancer survivor. She has been recognized as a Top Cancer Doctor by Newsweek as well as a Best American Physician, Best Cancer Doctor by numerous organizations as well as Whose Who in American Medicine. Dr. Brem holds many leadership positions and has been serving as Professor and Vice Chair of the Department of Radiology, Breast Cancer Program Leader at the George Washington University and Cancer Center in Washington, DC since May 2000, Board Member at Dilon Technologies Inc. since May 2003, Co-Founder of the Brem Foundation since March 2005, Board Member at Delphinus Medical Technologies Inc. since May 2020, and Member of Supervisory Board for ScreenPoint Medical since June 2021.

Joanne Young, Vice President, Clinical

Joanne Young has served as our Vice President, Clinical since June 1, 2023. Ms. Young’s expertise lies in the clinical side of the business. Ms. Young began her early career as a Registered Respiratory Therapist in community-based care and complex case management. Prior to her current role, she held the role of the Director of Clinical Studies at our company from January 2022 to June 2023. Before joining our company, Ms. Young coordinated and co-led various research initiatives, including the INSPIRED COPD program at QEII in Halifax, Nova Scotia. She was a Sales Representative at GlaxoSmithKline Inc. from July 2018 to July 2020. Ms. Young holds a Diploma in Respiratory Therapy from the Northern Alberta Institute of Technology, a Bachelor of Health Sciences and Respiratory Therapy from Dalhousie University, and a Masters in Public Health from the University of Alberta.

100

Directors

Jean Nadeau, Chair of the Board of Directors

Jean Nadeau has served as a member of our board of directors since November 13, 2013, and has served as Chairman since July 2019. Mr. Nadeau is a Biotech and Fintech investor and has years of expertise and executive experience in venture start-ups, business reorganization, product development, growth acceleration, shareholder and media relations, and private fundraising. Mr. Nadeau’s corporate knowledge includes board experience with research centers, economic development agencies and academic institutions. From 2003 to 2019, Mr. Nadeau served as a member of senior leadership at Brunswick News Inc.

Telfer Hanson, Vice Chair of the Board of Directors

Telfer Hanson has served as a member of our board of directors since June 1, 2023. Mr. Hanson is an experienced and knowledgeable individual in finance, accounting, business and healthtech space, and over the last 25 years, Mr. Hanson has held many leadership positions in corporate financing and investment banking. Mr. Hanson has been serving as the Chairman and President at RKH Limited Advisory since March 1985, the Chairman at Cheer District Corp. since October 2017, the Executive Chairman at Limestone Boat Company since January 2020, and the Chairman of the Board at Bio Conscious Technologies Inc. since January 2023. Mr. Hanson also served as the Executive Chairman as Mimi’s Rock Corp from February 2018 to March 2023.

Dr. Norman Betts, Director

Dr. Norman Betts has served as a member of our board of directors since August 23, 2023. Dr. Betts is a seasoned professional with experience in corporate, government and academic sectors. He has extensive expertise as a board member and senior leader. He has been serving as a director at TRX Gold Inc. since 2005, Lead Independent Director at Adex Mining Inc. since 2007, and director at 49 North Resources Inc. since 2013. From 2018 to 2023, Dr. Betts served as director, Chair of Audit Committee and Member of Special Committee at both Mimi’s Rock Inc. and Canada House Wellness Group Inc. He served as the director and Chair of Audit Committee at Biotricity Inc. from 2017 to 2022. From 2013 to 2018, Dr. Betts served as director, Member of Audit Committee and Member of Pension Committee at the Bank of Canada.

Roméo Goguen, Director

Roméo Goguen has served as a member of our board of directors since January 7, 2016. Mr. Goguen is a long-time leader in the New Brunswick Business Community, having started Wildwood Cabinets Ltd. in February 1977, and serving as its President since 1986. He also has been serving as President of Les Entreprises Mapoma Ltée, amongst many others, for many years. In 2017, he was inducted into the JA New Brunswick Business Hall of Fame. His expertise lies in entrepreneurship, business development, and growing companies.

Don Hardison, Director

Don Hardison has served as a member of our board of directors since April 19, 2022. Mr. Hardison has a wide range of C-suite experience, with senior leadership experience in both public and private healthcare companies. He has specific expertise in raising private and public equity, strategy development, team building, and go-to-market planning and execution as well as deep experience in complex health care reimbursement framework and processes. Mr. Hardison is the former CEO of EXACT Sciences, a company dedicated to the early detection of cancer, and led the company through its initial public offering. He has been serving on the boards of Decode Health and YourBio Health since 2016, BioPorto Diagnostics and mdxhealth since 2021, Cytek Biosciences and Arima Genomics since 2022, and Chair of the Board at Genescopy since 2023.

101

Peter Savas, Director

Peter Savas has served as a member of our board of directors since April 14, 2020. Mr. Savas is a life-science CEO, venture capitalist, (executive) director and advisor. He financed and lead Aderis, the company that discovered, developed, and partnered Neupro to treat people worldwide with Parkinson’s Disease and Restless Legs Syndrome. Mr. Savas currently serves as the Chief Executive Officer and Chairman at LikeMinds since 2016. He has also been serving as Regional Council Board Member at Syracuse University since 2011 and Chair of the National Research Board at Kennedy Krieger Institute since 2016. Mr. Savas served as the Director for Aerin Medical from 2016 to 2018.

Gaëtan Thomas, Director

Gaëtan Thomas has served as a member of our board of directors since January 18, 2022. Mr. Thomas is a New Brunswick pioneer with expertise in quality systems, safety systems, and operational excellence. Mr. Thomas has earned numerous awards for his presence in the Atlantic provinces, including being a member of the Top 50 CEO Hall of Fame. Mr. Thomas has been serving as the President and Chief Executive Officer at the Conseil Économique du Nouveau Brunswick since July 2020. Prior to that role, he was a long-standing executive at New Brunswick Power, holding the roles of President and Chief Executive Officer from 2010 to 2020, and prior to that Vice President of Nuclear and Vice President of Distribution and Customer Service during the period from 1982 to 2010.

Penalties, Sanctions, Cease Trade Orders or Bankruptcies

Penalties or Sanctions

To our knowledge, no director or executive officer, or shareholder holding a sufficient number of our securities to materially affect the control of us, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Individual Bankruptcies

To our knowledge, no director or executive officer, or shareholder holding a sufficient number of our securities to materially affect the control of us, has, within the ten years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Corporate Cease Trade Orders and Bankruptcies

Except as set out below, to our knowledge, no director or executive officer, or shareholder holding a sufficient number of our securities to materially affect the control of us, is, as at the date of this prospectus, or has been within the ten years prior to the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Peili Miao, in her former capacity as Chief Financial Officer of Atlanta Gold Inc. (“Atlanta Gold”), was subject to a management cease trade order in respect of Atlanta Gold’s securities initially issued by the Ontario Securities Commission on May 8, 2015, as a result of Atlanta Gold’s failure, due to lack of funds to pay audit fees in arrears, to file its 2014 audited financial statements, annual management’s discussion and analysis and related officer certifications by the filing deadline of April 30, 2015. The management cease trade order lapsed on June 3, 2015, following completion of the requisite filings by Atlanta Gold.

102

Conflicts of Interest

To the best of our knowledge, except as disclosed elsewhere in this prospectus, we are not aware of any existing or potential material conflicts of interest between us and any of our directors or officers as of the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies with businesses, which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on our behalf. See also “Risk Factors — Risks Related to Our Business, Financial Position, and Need for Additional Capital — Conflicts of Interest”.

Pursuant to the CBCA, our directors and officers are required to act honestly and in good faith with a view to act in our best interests. Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the board of directors is considering will not take part in any board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

Corporate Governance

The Canadian securities authorities have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or will be adopting in connection with the consummation of this offering, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Nasdaq Requirements

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. However, a foreign private issuer that follows a home country practice in lieu of one or more provisions of the Nasdaq listing rules is required to disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

Shareholder Approval Requirements

Nasdaq Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. We do not follow Nasdaq Rule 5635. Instead, and in accordance with the Nasdaq home country accommodations, we comply with applicable Canadian corporate and securities laws, which do not require shareholder approval for dilutive events unless we were to dispose of all or substantially all of our assets. In addition, we will follow TSX rules, which require shareholder approval if the number of securities issuable as payment of the purchase price in an acquisition exceeds 25% of our outstanding securities on a non-diluted basis.

In addition, Nasdaq Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. We do not follow this Nasdaq Rule. Instead, and in accordance with the Nasdaq home country accommodations, we comply with applicable Canadian corporate and securities laws, which do not require shareholder approval of equity compensation plans and TSX rules which require the approval of equity compensation plans every three years or earlier if certain prescribed amendments to an equity compensation plan are made.

103

Quorum Requirement

Nasdaq Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common shares; provided, however, that in no case shall such quorum be less than 33-1/3% of the outstanding shares of a corporation’s shares. We do not presently follow this Nasdaq Rule. Instead, we comply with applicable Canadian corporate and securities laws and our by-laws which do not require a quorum of no less than 33-1/3% of our common shares and provides that the quorum for the transaction of business at a meeting of shareholders is at least two voting persons holding or representing, in the aggregate, not less than 5% of the issued and outstanding shares of the applicable class.

Independent Director Oversight of Executive Compensation and Board Nominations

Nasdaq’s Marketplace Rule 5605(d) requires independent director oversight of executive officer compensation arrangements by approval of such compensation by a committee comprised solely of independent directors, and Marketplace Rule 5605(e) requires similar oversight with respect to the process of selecting nominees to the board directors or oversight by a majority of the independent directors. Under the exemption available to foreign private issuers under Rule 5615(a)(3), we are not required to comply with Nasdaq Rules 5605(d) or 5605(e). Instead, and in accordance with the Nasdaq exemption, we comply with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Proxy Delivery Requirements

Nasdaq Rule 5620(b) requires that a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

Composition of our Board of Directors

Our board of directors is currently comprised of eight members. Our articles provide that the number of directors may be between 3 and 15. The number of directors may be increased or decreased upon approval of the shareholders or, in certain circumstances and subject to our articles, by a majority of the directors. Our directors are elected at each annual general meeting of our shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed unless their positions are earlier vacated. Under the CBCA, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. Under the CBCA, at least 25% of our directors must be resident Canadians (unless we have less than four directors, in which case, at least one director must be a resident Canadian).

Majority Voting Policy

In accordance with the requirements of the TSX, our board of directors will adopt a majority voting policy as part of its mandate to the effect that a nominee for election as a director of our company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. Our board of directors will promptly accept the resignation unless it determines that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our board of directors at which the resignation is considered. Our majority voting policy will apply for uncontested director elections, being elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the board of directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the board of directors.

104

Under the CBCA, in the case of an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote. However, unlike TSX requirements, if shareholders vote against a director nominee, that nominee is not elected as a director and the board of directors has no discretion to appoint that nominee to serve on the board except in limited circumstances — that is, if that nominee is needed to meet the our obligations under the CBCA to have at least two directors who are not our (or our affiliates’) officers or employees of the corporation or its affiliates or to meet the minimum Canadian residency requirements for directors.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of our board of directors (the “Nominating and Corporate Governance Committee”) will develop appropriate qualifications and criteria for our board as a whole and for individual directors. The Nominating and Corporate Governance Committee will also conduct a process for the assessment of our board of directors, each committee and individual director regarding his, her or its effectiveness and contribution, and will also report evaluation results to our board of directors on a regular basis. The Nominating and Corporate Governance Committee will develop a succession plan for the board of directors, including maintaining a list of qualified candidates for director positions.

Director Independence

Our board of directors has determined that five members of our board of directors are “independent,” as defined under Nasdaq rules and for purposes of Canadian securities laws and therefore, a majority of the directors on our board of directors are independent. Based on the information provided by each director concerning his or her background, employment and affiliations, the board of directors has determined that each of Jean Nadeau, Don Hardison, Dr. Norman Betts, Peter Savas, Gaetan Thomas are independent and each of Telfer Hanson, Romeo Goguen and Dr. Rachel Brem are not independent. For purposes of the Nasdaq rules, an independent director means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, subject to certain additional limitations. A director is considered to be independent for the purposes of Canadian securities laws if the director has no direct or indirect material relationship to the company. A material relationship is a relationship that could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Certain individuals, such as our employees and executive officers, are deemed by Canadian securities laws to have material relationships with us.

We will take steps to ensure that adequate structures and processes will be in place following the consummation of this offering to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. It is contemplated that the independent members of our board of directors will consider, on the occasion of each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate and that they will hold an in camera meeting without the non-independent directors and members of management where appropriate.

Directorships

Some of our directors serve on the boards of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions. The following table lists our directors who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent).

Name of Director	Reporting Issuer (or the equivalent)
Dr. Norman Betts	TRX Gold Inc., Adex Mining Inc., 49 North Resources Inc.

Telfer Hanson	The Limestone Boat Company

Don Hardison	Cytek Biosciences Inc., mdxhealth, BioPorto Diagnostics

105

The board of directors has determined that these directorships will not adversely impact the effectiveness of these directors on the board of directors or create any potential for conflicts of interest. However, certain of our directors are, or may become, directors, officers, or shareholders of other companies with businesses which may conflict with our business.

See also “Risk Factors — Risks Related to Our Business, Financial Position, and Need for Additional Capital —Conflicts of Interest”, “Management— Conflicts of Interest”.

Meetings of Directors

Our board of directors holds regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled board meeting.

Board of Directors’ Charter

The board of directors will adopt a written mandate. The primary mandate of the board of directors is supervising the management of our business and affairs and our subsidiaries as a whole and acting as an independent and informed monitor of both our conduct and the performance of our management. The board of directors discharges certain of its responsibilities through delegation to its committees as more particularly set out in committee mandates.

Position Descriptions

The board of directors will adopt written position descriptions for the chair of our board of directors, which position is currently held by Jean Nadeau.

The board of directors does not intend on adopting written position descriptions for the Chief Executive Officer (“CEO”), other than as described in the CEO’s employment contract, or the committee chairs on the basis that the roles are well understood by all of the directors. In general, the roles of the board of directors and committee chairs are to ensure that the Mandate of the board of directors or the mandate of a committee, as set out in their respective charters, are carried out in full.

With respect to the chairs of the committees, the board of directors has determined that their responsibilities include providing leadership to the applicable committee to carry out the committee’s mandate as set out in a charter or through regulatory requirements and enhancing the committee’s effectiveness through facilitating the committee’s interaction with management, the Board and other committees of the board of directors and reporting as appropriate to the board of directors with respect to the committee’s work.

With respect to the CEO, the CEO is responsible for our overall leadership and management in accordance with the strategies, policies and mandates established by the board of directors from time to time, and reports to the board of directors regarding our management and operations including the progress or deviations, if any, from the strategic plans set by the board of directors.

Orientation and Continuing Education

We have implemented an orientation program for new directors under which a new director meets separately with the chair of our board of directors, members of the senior executive team and the secretary. The Nominating and Corporate Governance Committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The chair of our board of directors will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

106

Ethical Business Conduct

The board of directors will adopt a code of ethics and business conduct (the “Code”) for our directors, officers, employees, contractors, and associates (collectively, “Personnel”), the objective of which is to ensure that we maintain a high level of integrity, ethics and accountability and act as a framework in guiding our operations and business practices and our Personnel. As part of the Code, the company will set up a whistleblower portal through which potential violations of the Code can be reported on a confidential basis.

We expect all board of directors’ members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the Protection and Proper Use of Corporate Assets, Information and Opportunities.

Directors are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code, and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Our board of directors will review and assess the adequacy of the Code (other than the Whistleblower Program) periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and approve any modifications to this Code if and when appropriate; provided that, the Audit Committee will review and assess the adequacy of the Whistleblower Program periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and approve any modifications to the Whistleblower Program if and when appropriate.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than our best interests, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the CBCA, any of our officers or directors with a conflict of interest must disclose the nature and extent of such conflict to the board of directors and recuse themselves from a matter that materially conflicts with that individual’s duty as one of our directors or senior officers.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than ours. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about us and/or our management and also applies to any of our assets, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code provides for certain specific guidelines around the duty of confidentiality of our employees, officers, and directors.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all board of directors’ members and employees even after leaving their position with us, regardless of the reason for departing.

Compliance with Laws, Rules, and Regulations

It is required that we are in compliance with all legislation applicable to our business operations, including but not restricted to the federal and provincial laws of Canada, and any other applicable laws in jurisdictions where the company operates.

107

All board of directors’ members and employees have a duty to know, understand and comply with any specific legislation pertaining to our business and any legislation applicable to their duties and responsibilities.

The Code provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of our property and resources.

Insider Trading Policy

The board of directors will adopt an insider trading policy to set forth basic guidelines for trading in our securities and to preserve our confidential information so as to avoid any situation that might have the potential to damage our reputation, or which could constitute a violation of applicable securities law by our officers, directors, or employees. Under this policy, “insiders” (i.e., officers, members of the board of directors and other individuals having access to material non-public information) are prohibited from trading in common shares and other securities on the basis of such material non-public information until after the information has been disclosed to the public. The obligation not to trade on inside information applies not only to our insiders, but also to persons who obtain such information from insiders and use it to their advantage. Thus, liability may be imposed upon us, our insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of our’ securities (i) by such insiders or outsiders, (ii) by the us, or (iii) by “tippees” (including relatives, friends, investment analysts, etc.).

We have established recurring “blackout periods” prohibiting sales or purchases prior to the release of financial results which continue until two trading days after the time such information has been released to the public: (i) 14 days prior to the end of the reporting period for all insiders; (ii) 30 days prior to the end of the reporting period for reporting insiders, and (c) commencing on the date that the reporting period ends for all persons involved in preparing the financial results. From time to time due to specific or anticipated events, we may feel it necessary to issue a general blackout period for a specific or indefinite period covering insiders or specific employees or groups.

Diversity

We have not adopted a written policy relating to the identification and nomination of directors or members of senior management that are women, Indigenous peoples (First Nations, Inuit, and Metis), persons with disabilities or members of visible minorities (collectively, “Designated Groups”). The board of directors generally identifies, evaluates, and recommends candidates to become members of the board of directors or members of senior management with the goal of creating a board of directors and members of the senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the board of directors and senior management is primarily a question of experience and expertise brought by each individual. The board of directors, when searching for candidates, also takes diversity into account. Although the board of directors does not have a formal diversity policy, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The board of directors considers all factors it deems relevant in the process of identifying, evaluating, and recommending candidates for the board of directors and senior management and does not have a formal requirement to consider the level of representation of individuals from Designated Groups. The board of directors does not have specific targets in respect of appointing women to the board of directors and in respect of executive officer appointments.

As of the date of this prospectus, there is one member of the Designated Groups on the board of directors (representing 12.5% of the directors) and three members of the Designated Groups in senior management (representing 60% of senior management).

Committees of our Board of Directors

Our board of directors has three standing committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. The specific responsibilities of each of the committees are identified in such committee’s charter.

108

Assessment of Directors, the Board and Board Committees

The Nominating and Corporate Governance Committee is responsible for overseeing and assessing the functioning of the board of directors and the committees thereof. The Nominating and Corporate Governance Committee shall develop and recommend to the board of directors a process for assessing the effectiveness of the board of directors, its committees, and the contribution of its individual directors, and to oversee the execution of any assessment process approved by the board of directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the board of directors to assist in fulfilling its corporate governance responsibilities under applicable laws. The Nominating and Corporate Governance Committee is responsible for, among other things, developing our approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making. It is also responsible for considering the board of directors’ size each year when it considers the number of directors to recommend to the Shareholders for election at the annual general meeting of Shareholders.

The Nominating and Corporate Governance Committee is required to review and assess the adequacy of its charter periodically as conditions dictate to ensure compliance with any rules or regulations and recommend any modifications to its charter if and when appropriate to the board of directors for its approval.

Composition of the Corporate Nominating and Corporate Governance Committee

As of the date of this prospectus, the Nominating and Corporate Governance Committee is comprised of Peter Savas, Dr. Norman Betts, Dr. Rachel Brem, and, Telfer Hanson, 2/4 of whom are considered independent.

Nominating and Corporate Governance Committee Charter

The board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, which sets out the Nominating and Corporate Governance Committee’s responsibilities. The Nominating and Corporate Governance Committee has been delegated responsibility for, among other things, developing our approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making. It is also responsible for considering the board of directors’ size each year when it considers the number of directors to recommend to the Shareholders for election at the annual general meeting of Shareholders. A copy of the Nominating and Corporate Governance Committee Charter is available on our corporate website at: www.breathebiomedical.com.

Director Identification and Evaluation Process

The Nominating and Corporate Governance Committee assumes responsibility for assessing current members and nominating new members to the board of directors and ensuring that all board of directors’ members are informed of and are aware of their duties and responsibilities as directors.

When considering the composition of the board of directors and evaluating potential nominees, the Nominating and Corporate Governance Committee may: (i) consider what competencies and skills the board of directors, as a whole, should possess; (ii) assess what competencies and skills each existing director possesses; and (iii) recommend to the board of directors the necessary and desirable competencies of directors, taking into account our strategic direction and changing circumstances and needs.

The Nominating and Corporate Governance Committee will consider all qualified director candidates identified by various sources, including members of the board of directors, management, and Shareholders. Candidates for directors recommended by Shareholders will be given the same consideration as those identified from other sources. The Nominating and Corporate Governance Committee is responsible for reviewing each candidate’s biographical information, meeting with each candidate and assessing each candidate’s independence, skills and expertise based on a number of factors. While we do not have a formal policy on diversity, when considering the selection of director nominees, the Nominating and Corporate Governance Committee considers individuals with diverse backgrounds, viewpoints, accomplishments, cultural background, and professional expertise, among other factors.

109

Compensation Committee

The Compensation Committee, in accordance with its charter, oversees our compensation of its directors and executive officers with respect to: compensation guidelines and the criteria by which bonuses and stock-based compensation awards are determined; compensation plans adopted by the board of directors and changes in the number of shares reserved for issuance thereunder; reporting and continuous disclosure related to compensation; our ethics program; and compliance with tax and securities laws.

The Compensation Committee reviews and makes recommendations to the board of directors regarding the corporate goals and objectives relevant to compensation of the CEO and is responsible for evaluating the CEO performance in light of those goals and objectives. The Compensation Committee is responsible for making recommendations to the board of directors regarding the annual salary, bonus, stock-based compensation, and other benefits, direct and indirect, of the executives and reviewing the operation of the executive compensation programs to determine whether they are properly coordinated and administered.

The Compensation Committee is required to review and assess the adequacy of its charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to its charter if and when appropriate to the board of directors for its approval.

Composition of the Compensation Committee

As of the date of this prospectus, the Compensation Committee is comprised of Don Hardison, Telfer Hanson, Jean Nadeau, and Romeo Goguen, 2/4 of whom are considered independent.

Compensation Committee Charter

The board of directors has adopted a written charter for the Compensation Committee, which sets out the Compensation Committee’s responsibilities. A copy of the Compensation Committee Charter is available on our corporate website at: www.breathebiomedical.com.

Audit & Risk Committee

Composition of Audit Committee

Our audit & risk committee is currently comprised of four members, including Gaetan Thomas, Don Hardison, Dr. Norman Betts, and Peter Savas. Each member of our audit committee is a non-employee member of our board of directors. We have designated Dr. Norman Betts as our “audit committee financial expert,” as defined under Item 407 of Regulation S-K. In addition, each member of our audit committee is financially literate, as required by the Nasdaq rules and Canadian securities laws. All of the members of our audit committee are “independent” members of our board of directors, as required by Nasdaq rules and Canadian securities laws.

Audit Committee Charter

The full text of the Audit Committee Charter is attached as Exhibit 99.1 to the registration statement of which this prospectus forms a part.

Relevant Education and Experience

The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is described below.

110

Gaëtan Thomas

Gaëtan Thomas has served as a member of our audit committee since September 20, 2023. Mr. Thomas holds a Bachelor of Science of Engineering and an Honorary Doctorate of Science from the University of New Brunswick. He has been serving as the Chairman of the Board of Directors and a member of the Audit Committee for the Atlantic Cancer Research Institute (ACRI) and is the President and CEO of the Conseil Économique du Nouveau Brunswick.

Don Hardison

Don Hardison has served as a member of our audit committee since September 20, 2023. Mr. Hardison holds a Bachelor of Arts in Political Science from the University of North Carolina at Chapel Hill. He has been serving on the Boards of Decode Health and YourBio Health since 2016, BioPorto Diagnostics and mdxhealth since 2021, Cytek Biosciences and Arima Genomics since 2022, and Chair of the Board at Genescopy since 2023.

Dr. Norman Betts

Dr. Norman Betts has served as a member of our audit committee since September 20, 2023. Dr. Betts holds a Bachelor of Business Administration from the University of New Brunswick and a PhD in Management (Accounting and Finance) from Queen’s University. He holds a CA, FCA, SPA and FCPA from the New Brunswick Institute of Chartered Accountants and an ICD.D in Corporate Governance from the Institute of Corporate Directors.

Dr. Betts has been serving as the Chair of the Audit Committee and member of the Compensation and Governance Committee for TRX Gold Inc., Lead Independent Director and Chair of the Audit Committee for Adex Mining Inc., and Director and Chair of the Audit Committee for 49 North Resources Inc. Dr. Betts was a Member of the Audit Committee and Pension Committee for the Bank of Canada, the Director, Chair of the Audit Committee and member of the Special Committee for Canada House Wellness Group Inc. and a Professor in the Faculty of Management at the University of New Brunswick from 1994-2019.

Peter Savas

Peter Savas has served as a member of our board of directors since April 14, 2020. Mr. Savas is a life-science CEO, venture capitalist, (executive) director and advisor. He financed and lead Aderis, the company that discovered, developed and partnered Neupro to treat people worldwide with Parkinson’s Disease and Restless Legs Syndrome. Mr. Savas currently serves as the Chief Executive Officer and Chairman at LikeMinds since 2016. He has also been serving as Regional Council Board Member at Syracuse University since 2011 and Chair of the National Research Board at Kennedy Krieger Institute since 2016. Mr. Savas served as the Director for Aerin Medical from 2016 to 2018.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the board of directors to: (a) be directly responsible for the appointment, compensation, retention and oversight of the work of the company’s external auditors; (b) prior to the annual audit, evaluate the scope of the auditor’s review, including the auditor’s engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) ensure receipt from the auditors of a formal written statement delineating all relationships between the auditors and the company, actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors and take, or recommend that the board of directors take, appropriate action to oversee the independence of the auditor; (d) pre-approve all non-audit services to be provided by the auditors; (e) assist with resolving any disputes between our management and the auditors regarding financial reporting; (f) ensuring that the auditors are in good standing with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (g) performing other audit, review or attestation services.

The Audit Committee has specific authority to: (a) engage, set, and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee; and (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement. We will provide for appropriate funding, as determined by the Audit Committee, for the payment of (a) compensation to the auditors; (b) compensation for any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

111

External Auditor Service Fees

For the years ended December 31, 2023, and 2022, we incurred the following fees by our external auditors, MNP LLP:

Category of Fees	Year Ended December 31, 2023 (Cdn$)	Year Ended December 31, 2022 (Cdn$)
Audit Fees(1)	96,500	96,500
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	96,500	96,500

Notes:

(1)	“Audit fees” include fees for audit services on an accrued basis.
(2)	“Audit-related fees” include fees for audit-related services, including in connection with this offering.
(3)	“Tax fees” include fees related to tax compliance, tax advice and tax planning.
(4)	“All other fees” include other fees not included above.

Executive Compensation

Named Executive Officers

Compensation of our named executive officers generally consists of the following elements: base salaries, annual performance bonuses, and participation in our Omnibus Plan. The following table sets forth all compensation awarded to, or earned by, our named executive officers for the year ended December 31, 2023.

Summary Compensation Table
Name and principal position	Salary (Cdn$)	Share-based (SARs) Awards (Cdn$)	Option-based Awards (Cdn$)	Annual Incentive Plan or Bonus (Cdn$)	Long-term Incentive Plan (Cdn$)	Pension Value (Cdn$)	All Other Compensation (Cdn$)	Total Compensation (Cdn$)
William Dawes, CEO	$484,072	$503,354	-	-	-	-	-	$987,427
Peili Miao, CFO	-	-	-	-	-	-	$31,667	$31,667
Chris Purves, CTO	$137,328	-	$68,326	-	-	-	-	$205,654
Sandra Veenstra, CRO	$143,471	-	$33,826	-	-	-	-	$177,297
Andrew Day (former CFO)	-	$220,000	-	-	-	-	$186,304	$406,304
Stephen Graham (former CEO)	$119,549	-	194,695	-	-	-	$174,519	$488,763

112

For disclosure regarding the options held by our executive officers, see “Principal Shareholders” in this prospectus.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with William Dawes, our CEO, Peili Miao, our Chief Financial Officer, Sandra Veenstra, our Chief Regulatory Officer and Chris Purves, our Chief Technology Officer. Such agreements provide for a base salary, an annual discretionary bonus, notice and payment requirements upon termination without cause or as a result of a change in control, and payments following or in connection with any other termination, resignation, retirement or change in responsibilities of the officer. Mr. Dawes, Mrs. Miao, Mrs. Veenstra, and Mr. Purves are also subject to non-solicitation and non-competition agreements prohibiting competing with us and soliciting our clients for a period of one year following termination and also prohibiting soliciting our employees for a period of two years following termination.

Directors

Compensation of our directors generally consists of annual retainer fees and board of directors and committee meeting fees, which are paid on a quarterly basis. There are no special arrangements between us and any director with respect to fees. Our directors are also entitled to participate in our Stock Option Plan. Our executive officers who also act as directors do not receive any additional compensation for services rendered in their capacities as directors.

The following table sets forth all compensation awarded to, or earned by, our directors for the year ended December 31, 2023.

Director[37]	Fees earned (Cdn$)	Share-based Awards (Cdn$)	Option-based Awards (Cdn$)	Non-Equity Incentive Plan Compensation (Cdn$)	Pension Value (Cdn$)	All Other Compensation (Cdn$)	Total Compensation (Cdn$)
Jean Nadeau	$33,863	$77,000	-	-	-	-	$110,863
Telfer Hanson	$228,600	$450,000	-	-	-	-	$678,600
Dr. Norman Betts	$23,986	$50,050	-	-	-	-	$74,036
Dr. Rachel Brem	-	-	-	-	-	-	-
Romeo Goguen	$12,698	$50,050	-	-	-	-	$62,749
Don Hardison	$103,203	$64,900	$132,717	-	-	-	$300,820
Peter Savas	$24,756	$64,900	-	-	-	-	$89,657
Gaetan Thomas	$12,698	$50,050	-	-	-	-	$62,749

For disclosure regarding the options held by our directors, see “Principal Shareholders” in this prospectus.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Compensation Plan

We do not have a pension plan that provides for benefits at or in connection with retirement. We do not have an employee benefits program at this time.

113

Omnibus Equity Incentive Plan

Background

Effective September 20, 2023, the board of directors adopted a new Omnibus Plan, which was ratified by shareholders on October 24, 2023. The Omnibus Plan superseded our Employee Stock Option Plan dated May 12, 2020 (the “Existing Option Plan”), and no additional grants will be made under the Existing Option Plan. The Omnibus Plan allows for the issuance of performance share units (“PSUs”), restricted share units (“RSUs”), and deferred share units (“DSUs”, and together with PSUs and RSUs, the “Share Units”) and stock options (“Options”, and together with the Share Units, “Awards”). Outstanding Options granted under the Existing Option Plan continue to be governed by the terms of the Existing Option Plan.

Purpose

The purpose of the Omnibus Plan is to attract and retain officers, employees, directors, and consultants, and to ensure the interests of key persons are aligned with our success of and its affiliates’ success.

A summary of the key terms of the Omnibus Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Plan.

Administration of the Omnibus Plan

The Omnibus Plan is administered by the board of directors, which shall have full authority to administer the Omnibus Plan, subject to the rules of any stock exchange on which the Common Shares are listed, including the authority to: (i) grant Awards to Eligible Participants (as defined below); (ii) determine the exercise price, performance period, performance vesting conditions, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Awards; (iii) interpret, administer and construe the Omnibus Plan; (iv) subject to the rules of the TSX, waive or amend any vesting conditions (including performance vesting conditions) or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the Omnibus Plan; and (vi) make any other determinations that the board of directors deems necessary or desirable for the administration of the Omnibus Plan; subject to compliance with regulatory requirements.

The board of directors may correct any defect or supply any omission or reconcile any inconsistency in the Omnibus Plan, in the manner and to the extent the board of directors deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the board of directors in good faith shall be final and conclusive and shall be binding on each of our employees, directors and consultants that holds an Award (collectively, the “Participants”) and us (and our affiliates as applicable).

No member of the board of directors shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Omnibus Plan and all members of the board of directors shall, in addition to their rights as our directors, be fully protected, indemnified, and held harmless by us with respect to any such action taken or determination or interpretation made. Our appropriate officers are authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Omnibus Plan and of the rules and regulations established for administering the Omnibus Plan. All costs incurred in connection with the Omnibus Plan shall be paid by us. The Omnibus Plan shall be administered in accordance with the rules and policies of the TSX by the board of directors so long as the common shares are listed on the TSX.

All of the powers exercisable under the Omnibus Plan by the board of directors may, to the extent permitted by applicable law and as determined by resolution of the board of directors, be exercised by a committee of the board of directors comprised of not fewer than three directors of the company, who shall satisfy such additional securities law and TSX rule requirements as may be determined by the board of directors from time to time.

114

Eligibility

Any of our employee, director, or consultant or any of our affiliates (collectively, “Eligible Participants”) is eligible to participate in the Omnibus Plan. The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the Omnibus Plan will be determined in the sole and absolute discretion of the board of directors. Notwithstanding the foregoing, our directors are not eligible to receive PSUs.

Common Shares Subject to the Omnibus Plan

The maximum number of common shares reserved for issuance under the Omnibus Plan (together with all equity compensation plans) shall not exceed 10% of our issued and outstanding common shares from time to time on a non-diluted basis, of which the maximum number of common shares reserved for issuance under the Omnibus Plan pursuant to (i) Incentive Stock Options (as defined in the Omnibus Plan) is subject to a sublimit of 2,221,562 common shares, and (ii) Share Units is subject to a sublimit of 5% of the issued and outstanding common shares as calculated from time to time, on a non-diluted basis. As of the date of this prospectus, the number of common shares representing 10% of the current issued and outstanding common shares is 4,889,231.

The Omnibus Plan is considered to be an “evergreen” plan as common shares in respect of Options that have been cancelled, surrendered or terminated or that expire without being exercised and common shares underlying Share Units which expire, terminate or are settled or cancelled shall again be available for issuance under the Omnibus Plan, and the number of Awards that may be granted under the Omnibus Plan increases if the total number of our issued and outstanding common shares increases. As such, the Omnibus Plan must be approved by the majority of our board of directors and by our shareholders every three years following its adoption pursuant to the requirements of the TSX.

Insider Participation Limit, Individual Limits, Annual Grant Limits and Non-Employee Director Limits

The Omnibus Plan provides that the maximum number of common shares: (a) issuable to insiders at any time; and (b) issued to insiders within any one-year period, under the Omnibus Plan, or when combined with all of our other share compensation arrangements, cannot exceed 10% of our issued and outstanding securities.

The aggregate value of all Awards granted to any one director who is neither a consultant nor an employee in any one year period under all of our security-based compensation arrangements may not exceed $150,000 (with no more than $100,000 attributable to Options) based on the grant date fair value of the Awards, other than (i) Awards granted in lieu of cash fees payable for serving as a director, or (ii) one-time initial grants of Awards made to a new non-employee Director upon joining the board of directors.

Types of Awards

The Omnibus Plan provides for the grant of Options and Share Units. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the board of directors, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an Award Agreement (as such term is defined in the Omnibus Plan). In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the board of directors may accelerate or defer the vesting of Awards, modify outstanding Awards, and waive any condition imposed with respect to Awards or common shares issued pursuant to Awards.

Stock Options

An Option entitles a holder thereof to purchase a prescribed number of common shares from treasury at an exercise price set at the time of the grant. The board of directors will establish the exercise price at the time each Option is granted, which exercise price shall not be less than the Fair Market Value of the common shares on the date of grant. Where “Fair Market Value” means, with respect to a common share, as at any date, the closing price of the common shares on the TSX on the last trading day immediately preceding the applicable date or, if the common shares are not then readily tradable on an established securities market, the fair market value of such common shares as determined by the board of directors (by the reasonable application of a reasonable valuation method).

115

Subject to the provisions set forth in the Omnibus Plan and any Shareholder or regulatory approval which may be required, the board of directors shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Omnibus Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, and (iii) determine the relevant vesting provisions (including performance criteria, if applicable) and the Option term, which shall not be more than ten years from the date the Option is granted.

Subject to the approval of the board of directors, a Participant who is entitled to exercise an Option may exercise such Option on a cashless basis. In such event, a Participant may give notice in writing to the company of the Participant’s intention to elect to surrender a number of vested Options in exchange for an amount equal to (i) the aggregate Fair Market Value of the common shares underlying the vested Options being surrendered determined as of the date such notice is received by us, minus (ii) the aggregate exercise price of the common shares underlying the vested Options being surrendered and any applicable withholding taxes. We will satisfy the payment of such amount by issuing to the Participant such number of common shares (rounded down to the nearest whole number) based on the Fair Market Value of such common shares as determined on the date notice is received by us. Employees in the United States shall be cautioned that utilizing the cashless exercise feature may result in negative tax consequences for Options.

Subject to the approval of the board of directors, in its sole discretion, a Participant may give notice in writing to us of the Participant’s intention to exercise any Option pursuant to a broker-assisted cashless exercise and elect to receive: (i) an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the common shares underlying the Options by a securities dealer designated by us, less the aggregate exercise price, any applicable withholding taxes, and any transfer costs charged by the securities dealer to sell the common shares; (ii) an aggregate number of common shares that is equal to the number of common shares underlying the Options minus the number of common shares sold in the capital markets by a securities dealer designated by us as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer to sell the common shares; or (iii) a combination of (i) and (ii).

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient to receive a common share subject to such restrictions and conditions on vesting as the board of directors may determine at the time of grant. Restrictions and conditions on vesting of the Share Units, may, without limitation, be based on the passage of time during continued employment or other service relationship (typically in respect of an RSU) the achievement of specified performance criteria (typically in respect of a PSU), or both. The board of directors shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Share Units under the Omnibus Plan, (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units shall be granted, (iii) determine the relevant conditions, vesting provisions (including the applicable performance period and performance criteria, if any) and the period between the date of grant of such Share Units and the latest vesting date in respect of any portion of such Share Units, and (iv) any other terms and conditions applicable to the granted Share Units.

Subject to the vesting and other conditions and provisions in the Omnibus Plan and in the applicable Award Agreement, each Share Unit entitles the holder thereof to receive, on settlement, to the number of common shares that is equal to the number of vested Share Units held by the Eligible Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable common shares (net of common shares withheld to satisfy any applicable withholding taxes).

An account, called a “Share Unit Account”, shall be maintained by us or a third-party administrator for each Participant and will be credited with such grants of Share Units or Dividend Share Units (as defined below) as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with the Omnibus Plan shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as at the date on which such Share Units are forfeited or cancelled under the Omnibus Plan or are settled, as the case may be. Where a Participant has been granted one or more Share Unit(s), such Share Unit(s) (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account.

116

Dividend Equivalents

When regular dividends (other than stock dividends) are paid on common shares, the board of directors may, in its sole discretion, award additional Share Units (“Dividend Share Units”) which shall be credited to a Participant’s Share Unit Account as at the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by us on each common share, and dividing the result by the Fair Market Value of the common shares on the dividend payment date, which Dividend Share Units shall be in the form of either RSUs, PSUs, or DSUs as applicable. Dividend Share Units credited to a Participant’s Share Unit Account will be subject to the same vesting and settlement conditions applicable to the related RSUs, PSUs or DSUs. For greater certainty, in the event that the Participant’s applicable Share Units do not vest, all Dividend Share Units, if any, associated with such Share Units will be forfeited by the Participant.

Black-out Periods

If an Option expires during, or within ten days after, a routine or special trading blackout period imposed by us to restrict trades in our securities, then, subject to certain exceptions, the Option shall expire ten business days after the expiration of the blackout period (the “Blackout Extension Date”). Notwithstanding the foregoing, the Blackout Extension Date shall be available (a) only when the routine or special trading blackout period is self-imposed by us, and (b) applies to all Participants, under the same terms and conditions. For greater certainty, the board of directors does not have discretion to extend the Blackout Extension Date beyond ten business days after the expiration of the blackout period.

Expiry Date of Awards

While the Omnibus Plan does not stipulate a specific term for Awards granted thereunder, (a) the expiry date of an Option may not be more than 10 years from its date of grant, and (b) the settlement date of a DSU may not be later than December 31 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period. All Awards must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Award Agreement, which Award Agreement may include an expiry date for a specific Award.

Termination of Employment or Services

Options

Options that are not vested as at the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date. Where “Termination Date” means: (i) in respect of a Participant who is one of our (or one of our affiliates’) directors or consultants, the date the Participant ceases to be a director or consultant for any reason, as applicable; and (ii) in respect of a Participant who is one of our (or one of our affiliates’) employees, the Participant’s last day of active employment with his or her employer (other than in connection with the Participant’s transfer of employment to an affiliate of his or her employer); in each case, regardless of whether the Participant’s employment or engagement with the company or any of its affiliates is terminated with or without cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law. Any applicable severance period or notice period shall not be considered a period of employment or engagement for purposes of the Participant’s rights under the Omnibus Plan.

In the event a Participant ceases to be an employee, director or consultant of the company or any of its affiliates other than as a result of a termination for cause or the Participant’s death or disability, then unless otherwise provided in the applicable resolution authorizing the grant of such Options, the Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with the Omnibus Plan. At the end of such 90-day period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

117

In the event a Participant ceases to be an employee, director or consultant of us or any of our affiliates as a result of the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such Options, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with the Omnibus Plan. At the end of such one-year period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.

In the event a Participant ceases to be an employee, officer, director or consultant of us or any of our affiliates as a result of being terminated for cause, all Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

Share Units

Share Units that are not vested as at the Participant’s Termination Date for any reason, other than death or disability, shall automatically terminate on the Termination Date and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

In the event a Participant ceases to be an employee, director or consultant of us or any of our affiliates other than as a result of a termination for cause, then any vested Share Units in the Participant’s Share Unit Account on the Termination Date shall be settled as soon as practicable following the Termination Date in accordance with the Omnibus Plan.

In the event a Participant ceases to be an employee, director or consultant of us or any of our affiliates as a result of being terminated for cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

In the event a Participant ceases to be an employee, director or consultant of us or any of our affiliates as a result of death or disability, Share Units that are not vested as at the Participant’s Termination Date shall be deemed to vest on the Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an employee, officer, director or consultant during the particular vesting period, as provided in the applicable agreement, is of the entire time of the particular vesting period, as provided in the applicable agreement; (ii) in the case of PSUs, in the same proportion that performance vesting conditions in respect of a particular performance period have been achieved by the employee or consultant, as the case may be, is of all of the performance vesting conditions in respect of a particular performance period, as provided in the applicable agreement; and (iii) in the case of DSUs, in the proportion that the time a Participant was an Employee during the particular vesting period, as provided in the applicable DSU agreement, is of the entire time of the particular vesting period, as provided in the applicable DSU agreement.

Change of Control

Under the Omnibus Plan, in the event of a potential Change in Control (as defined below), except as otherwise provided in the applicable resolution granting an Award, the board of directors shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:

(a)	(i) continuation of such Awards or (ii) conversion of such Awards into, or substitution or replacement of such Awards with, an Award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as at immediately following such Change in Control shall not exceed the intrinsic value of any such Option as at immediately prior to such Change in Control), effected in accordance with Sections 409A and 424 of the United States Internal Revenue Code of 1986 to the extent applicable; and/or

(b)	acceleration of the vesting and the right to exercise such Option or settle such Share Unit as at immediately, or during a specified period, prior to such Change in Control, and the termination of such Option to the extent such Option is not timely exercised. If the Change in Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to the Omnibus Plan shall be returned by us to the Participant and, if exercised or settled, as applicable, the common shares issued on such exercise or settlement shall be reinstated as authorized but unissued common shares and the original terms applicable to such Awards shall be reinstated.

(c)	For purposes of the application of the Change in Control provisions to any outstanding Award, if such Award is subject to performance criteria (including any performance vesting conditions), the level of attainment of such criteria shall be determined by the board of directors in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.

Under the Omnibus Plan, a “Change in Control” includes, unless the board of directors determines otherwise, the happening of any of the following events:

(a)	a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of our consolidated assets and our subsidiaries to an arm’s length third party purchaser;

(b)	a sale resulting in no less than a majority of the common shares (or other of our voting securities) calculated on a fully diluted basis, being held by an arm’s length third party purchaser, its affiliates and any other person acting jointly or in concert with such third party purchaser; provided that, prior to such sale, such persons did not hold, in the aggregate, a majority of the common shares (or other of our voting securities) on a fully diluted basis;

(c)	a merger, consolidation, recapitalization, or reorganization of us with or into an arm’s length third party purchaser that results in the inability of the holders of common shares immediately prior to the merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or

(d)	any additional event that the board of directors reasonably determines is a Change in Control.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the United States Internal Revenue Code of 1986 with respect to the payment of deferred compensation to any U.S. taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Section 409A of the United States Internal Revenue Code of 1986.

118

Non-Transferability of Awards

Except as specifically provided in a grant agreement approved by the board of directors, each Award granted under the Omnibus Plan is not assignable or transferable by the holder of such Award, whether voluntarily or by operation of law, except by will or by the laws of descent and distribution of a deceased holder of such Award. No Award granted under the Omnibus Plan shall be pledged, hypothecated, charged, transferred, assigned, or otherwise encumbered or disposed of on pain of nullity.

Amendments to the Omnibus Plan

The board of directors may amend or suspend any provision of the Omnibus Plan or any Award or Award Agreement, or terminate the Omnibus Plan, at any time without approval of security holders, subject to those provisions of applicable law and the rules, regulations and policies of the TSX, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth in the Omnibus Plan, or as required pursuant to applicable law, no action of the board of directors or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.

The board of directors may, from time to time, in its absolute discretion and without approval of the Shareholders, make the following amendments to the Omnibus Plan:

(a)	amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or any Award or to correct or supplement any provision of the Omnibus Plan or any Award that is inconsistent with any other provision of the Omnibus Plan or any Award;

(b)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the common shares are listed;

(c)	amendments necessary for Awards to qualify for favorable treatment under applicable tax laws;

(d)	amendments to the vesting provisions of the Omnibus Plan or any Award;

(e)	amendments to include or modify a cashless exercise feature, payable in cash or common shares;

(f)	amendments to the termination or early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension beyond the original expiry date of an Option; and

(g)	amendments necessary to suspend or terminate the Omnibus Plan.

Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders is required to effect any of the following amendments to the Omnibus Plan:

(a)	any amendment to increase the maximum number of common shares issuable under the Omnibus Plan, other than pursuant to certain adjustments for corporate reorganizations as provided in the Omnibus Plan;

(b)	any amendment which reduces the Option Price of an Option or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by the exchange(s) on which the common shares are then listed, in each case, other than pursuant to certain adjustments for corporate reorganizations as provided in the Omnibus Plan;

(c)	any amendment extending the term of an Option beyond the original expiry date, except as provided in Omnibus Plan;

(d)	any amendment which deletes or reduces the range of amendments which require approval by our security holders;

(e)	any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non- employee director participation;

(f)	any amendment which would allow for the transfer or assignment of Awards under the Omnibus Plan, other than for normal estate settlement purposes; and

(g)	amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the common shares are listed.

119

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

●	each of our directors and named executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of common shares is determined in accordance with the rules of the SEC and generally includes any common shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 4, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 48,892,312 common shares outstanding as of March 4, 2024. We have also set forth below information known to us regarding any significant change in the percentage ownership of our common shares by any major shareholders during the past three years.

The following table does not reflect any potential purchases by our existing shareholders, executive officers, directors, business associates and related persons who may purchase in this offering.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the common shares listed below have sole investment and voting power with respect to such shares.

As of March 4, 2024, we had 6 holders of record of our common shares in the United States.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their common shares. See “Description Of Share Capital — Voting Rights Common Shares and Voting Rights Preferred Shares.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their common shares. Unless otherwise noted below, each shareholder’s address is c/o Breathe BioMedical Inc. 191 Halifax Street, Moncton, New Brunswick E1C 9R6, Canada.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships And Related Party Transactions.”

120

	Shares Beneficially Owned Prior to Offering	Shares Beneficially Owned Prior to Offering(1)		Shares Beneficially Owned After the Offering (Assuming No Exercise of Option to Purchase Additional Shares)	Shares Beneficially Owned After the Offering (Assuming No Exercise of Option to Purchase Additional Shares)
NAME OF BENEFICIAL OWNER	NUMBER	%		NUMBER	%
Principal Shareholders
Louis Babineau(2)	3,265,000	6.64%
Directors and Executive Officers
William Dawes(3)	350,000	*	%
Sandra Veenstra(4)	39,757	*	%
Peili Miao(5)	31,250	*	%
Christopher Purves(6)	506,500	1.03%
Joanne Young(7)	14,286	*	%
Jean Nadeau(8)	2,358,225	4.73%
Telfer Hanson(9)	409,091	*	%
Dr. Norman Betts(10)	45,500	*	%
Dr. Rachel Brem(11)	61,189	*	%
Roméo Goguen(12)	8,893,128	18.01%
Don Hardison(13)	529,000	1.07%
Peter Savas(14)	179,000	*	%
Gaetan Thomas(15)	99,500	*	%
All directors and executive officers as a group (13persons)	13,516,426	27.36%

* Represents less than 1%.

(1)	The values set out in the table are based on a total of 48,892,312 outstanding shares.

(2)	Consists of 2,948,333 common shares, 10,000 common shares issuable upon settlement of RSUs and 306,667 common shares issuable upon exercise of options.

(3)	Consists of 350,000 common shares issuable upon settlement of RSUs.

(4)	Consists of 39,757 common shares issuable upon exercise of options.

(5)	Consists of 31,250 common shares issuable upon settlement of RSUs.

(6)	Consists of 160,000 common shares and 346,500 common shares issuable upon exercise of options.

(7)	Consists of 14,286 common shares issuable upon exercise of options.

(8)	Consists of 1,373,225 common shares, 70,000 common shares issuable upon settlement of RSUs and 915,000 common shares issuable upon exercise of options.

(9)	Consists of 409,901 common shares issuable upon the settlement of RSUs.

(10)	Consists of 45,500 common shares issuable upon settlement of RSUs.

(11)	Consists of 61,189 common shares issuable upon exercise of RSUs.

(12)	Consists of 8,357,628 common shares, 45,000 common shares issuable upon settlement of RSUs and 490,000 common shares issuable upon exercise of options.

(13)	Consists of 59,000 common shares issuable upon settlement of RSUs and 470,000 common shares issuable upon exercise of options.

(14)	Consists of 59,000 common shares issuable upon settlement of RSUs and 120,000 common shares issuable upon exercise of options.

(15)	Consists of 44,000 common shares, 45,500 common shares issuable upon settlement of RSUs and 10,000 common shares issuable upon exercise of options.

121

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

The following is a description of transactions since January 1, 2021 to which we have been a party, in which the amount involved exceeded or will exceed US$120,000, and in which any of our executive officers, directors, promoters or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Executive Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Credit Agreement

We, as borrower, and Roméo Goguen, a director of the company, as lender (the “Lender”), entered into a credit agreement (the “Credit Agreement”) on October 24, 2022. Pursuant to the terms of the Credit Agreement, the Lender agreed to loan to us an aggregate principal amount of up to Cdn$5,400,000 (the “Loan”). As of March 4, 2024, there is no amount outstanding under the Loan. Any advances requested by us under the Credit Agreement are subject to a maximum monthly limit of Cdn$300,000, less the amount of cash invested by other parties, as may be mutually agreed by us and the Lender. The Loan expires on June 6, 2024, being the date that is 18 months from the date of the first advance under the Credit Agreement; provided that each party has the right to terminate the Credit Agreement on three months’ prior written notice to the other party. Every three calendar months during the term of the Loan, the outstanding principal amount of the Loan as of such date shall be converted into common shares at a price per common share equal to $0.75, subject to adjustments as provided in the Credit Agreement, and delivered to the Lender. At maturity, the loan shortfall amount, being the amount equal to $5,400,000 less the total advances made during the term, may be converted at the option of the lender into shares of the Company at the conversion price of $0.75. The Loan is non-interest bearing and we are not permitted to prepay the outstanding indebtedness under the Loan. During the term of the Credit Agreement, the company has agreed to nominate and recommend the Lender, or a representative thereof, to be elected as director of the company at each of the company annual meeting of shareholders.

Commercial Lease

We, as lessee, and Les Entreprises Mapoma Ltée, an entity controlled by Roméo Goguen, a director of the company, as lessor, entered into a Commercial Lease on May 16, 2023 (the “Commercial Lease”) pursuant to which we lease the premises located at 191 Halifax Street, Moncton, NB E1C 9R7. The term of the lease is three years beginning January 1, 2023, and expiring on December 31, 2025, with an option to extend for a further three-year period. The annual gross rent throughout the lease term is $176,190 per year. The Commercial Lease does not provide for early termination by the Company.

Convertible Note

On December 15, 2022, the company issued a convertible note (the “Convertible Note”) in the principal amount of USD $50,000 to Peter Savas, a director of the company, as settlement for unpaid directors’ fees. The convertible note bears and accrues interest at a rate of 8% per annum, on a non-compounding basis, and matured on October 1, 2023. The convertible note automatically converts upon the consummation of an equity financing that results in gross cash proceeds to the company of at least $10 million. The convertible note will convert into the same class or series of securities issued in an equity financing of at least $10 million at a discount of 20% to the issue price. As of March 4, 2024, the convertible notes have not been repaid and have not been converted. The convertible promissory notes are repayable on demand at any time on or after the maturity date. The holder of the convertible note may, with the approval of the company, elect to extend the maturity date one or more times, at their discretion.

122

Policies and Procedures for Related Party Transactions

In connection with the consummation of the offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our voting securities and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds US$120,000 and such person would have a direct or indirect material interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy, but after presentation, consideration and approval by our board of directors.

Interest of Management and Others in Material Transactions

Except as set out above or the employment agreements described in “Management”, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 5% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date in this prospectus that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness of Directors, Executive Officers, and Employees

As of the date of this prospectus, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislations.

123

DESCRIPTION OF SHARE CAPITAL

The following summary describes the material terms of our common shares and preferred shares and is not complete. This summary is qualified in its entirety by reference to the Canada Business Corporations Act and our articles and by-laws. For a complete description of our common shares, we refer you to our articles, which have been filed as an exhibit to this registration statement of which this prospectus is a part.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of Preferred Shares.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. As at December 31, 2023, there were 47,423,061 common shares issued and outstanding. As at March 4, 2024, there were 48,892,312 common shares issued and outstanding. All of such common shares are duly authorized by our board of directors, fully paid and non-assessable.

Voting Rights Common Shares

The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the company (except where the holders of a specified class of shares are entitled to vote separately as a class as provided under the CBCA) and each common share shall confer the right to one vote in person or by proxy at all meetings of shareholders of the company.

Dividends

Subject to the prior rights of the holders of the Preferred Shares of the company, the holders of the common shares shall be entitled to receive, and the company shall pay thereon, as and when declared by the board of directors of the company, such dividends as the board of directors of the company may from time to time declare, in their absolute discretion. For greater certainty, the directors of the company may declare dividends on the common shares to the exclusion of any other class of shares.

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, subject to the prior rights of the holders of the Preferred Shares of the company, the holders of the common shares shall be entitled to receive equally share for share, without preference or distinction, the remaining property of the company.

Other Rights

The holders of common shares do not have any preemptive, subscription or redemption rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is TSX Trust Company. Its address is 100 Adelaide St W #301, Toronto, ON M5H 1S3, and its telephone number is (416) 361-0930.

Listing

We intend to apply to have our common shares listed on the Nasdaq Capital Market under the symbol “BRTH.” We also intend to apply to list our common shares on the TSX under the symbol “BRTH.” Our common shares will trade in U.S. dollars on the Nasdaq Capital Market and in Canadian dollars on the TSX.

Preferred Shares

We are authorized to issue an unlimited number of Preferred Shares. As at March 4, 2024, there were no Preferred Shares issued and outstanding.

Voting Rights Preferred Shares

The holders of the Preferred Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the company except meetings at which only holders of a specified class of shares are entitled to vote as provided in the Act. At all such meetings each registered holder of Preferred Shares shall have one vote for each such share held.

124

Dividends

The holders of the Preferred Shares are entitled to receive, and the company shall pay thereon, in preference and in priority to the holders of the common shares of the company, as and when declared by the board of directors of the company, such dividends as the board of directors of the company may from time to time declare, in their absolute discretion.

Redemption

The Company may, upon giving notice as provided in the company’s articles, redeem at any time the whole or any part of the then outstanding Preferred Shares upon payment of an amount equal to the fair market value of the property transferred to the company as consideration for the issuance of the Preferred Shares, less the aggregate amount of any liabilities assumed by the company on the transfer of the property and less the fair market value of any non-share consideration given by the company on the transfer of the property, divided by the number of Preferred Shares issued as consideration for the property, together with any dividends declared and unpaid (the “Redemption Price”).

Retraction

A holder of any of the Preferred Shares shall be entitled to require the company to redeem at any time or times all or any of the Preferred Shares registered in the name of such holder on the books of the company by tendering to the company at its registered office the share certificate, if any, representing the Preferred Shares which the holder desires to have the company redeem together with a request in writing as specified in the company’s articles. Upon receipt of a share certificate, if any, representing the Preferred Shares which the holder desires to have the company redeem and/or such a request, the company shall on the redemption date redeem such Preferred Shares by paying to such holder an amount equal to the Redemption Price per each Preferred Share.

Purchase for Cancellation

The Company may, with the consent of the holder, purchase for cancellation the whole or any part of the Preferred Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable, together with all dividends declared thereon and unpaid.

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, or any other distribution of the assets of the company among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall be entitled to receive an amount equal to the Redemption Price per Preferred Share, the whole to be paid before any amount is paid or any assets of the company are distributed to the holders of the common shares or any other shares ranking junior to the Preferred Shares on any such liquidation, dissolution, winding-up or distribution. Upon payment of the amounts so payable to them, the holders of Preferred Shares shall not be entitled to share in any further distribution of assets of the company.

Options to Purchase Securities

The following table sets forth information regarding the outstanding options to purchase our common shares as of February 1, 2024.

Category of Holder	Number of Options	Exercise Price of Option ($)	Expiration Date
All of our executive officers and past executive officers, as a group (3 in total)	1,026,744	$0.81	March 31st 2024 to January 24th 2034
All of our directors and past directors who are not also executive officers, as a group (8 in total)	4,079,444	$0.54	March 4th 2024 to March 31st 2032
All of our employees and past employees, as a group (20 in total)	1,503,213	$0.83	March 31st 2024 to January 24th 2034

(1)	Represents the weighted-average exercise price of all outstanding options to purchase common shares, whether vested or unvested.

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

The following table sets forth information regarding the outstanding RSUs as of March 4, 2024.

Date of Issue	Number of RSUs	Vesting Schedule
September 20, 2023	884,500	Immediately
September 20, 2023	409,091	Monthly over a period of six-months and shall fully-vest upon a change of control, Cdn$15 million of investment in the Company or the completion of an Initial Public Offering on a recognized global exchange
September 20, 2023	250,000	Upon successful closing of a financing greater than Cdn$15m
January 24, 2024	61,189	Immediately

125

Prior Sales

The following table summarizes issuances of the securities of the class distributed under this prospectus and securities convertible into securities of the class distributed under this prospectus during the 36-month period preceding the date of this prospectus.

Date of Issue	Type of Security	Number of Securities Issued or Sold	Issue Price/Exercise Price per Security
23-Feb-24	Common Shares	750,000	$0.07
23-Feb-24	Common Shares	250,000	$0.30
23-Feb-24	Common Shares	68,333	$0.60
14-Feb-24	Common Shares	400,918	$1.10
24-Jan-24	Options	59,550	$1.10
24-Jan-24	Restricted Share Unit	61,819	—
21-Dec-23	Common Shares	760,962	$0.07
21-Dec-23	Common Shares	23,333	$0.30
04-Dec-23	Common Shares	960,780	$1.10
06-Oct-23	Class A Common Shares	1,247,741	$1.10
02-Oct-23	Class A Common Shares	1,666,666	$0.75
20-Sep-23	Options	690,847	$1.10
20-Sep-23	Restricted Share Unit	1,134,500	—
14-Sep-23	Restricted Share Unit	409,091	—
23-Aug-23	Class A Common Shares	1,527,975	$1.10
28-Jul-23	Class A Common Shares	97,638	$1.10
27-Jul-23	Class A Common Shares	279,999	$1.10
28-Jun-23	Class A Common Shares	190,254	$0.07
15-Jun-23	Options	174,897	$1.10
30-May-23	Options	159,091	$1.10
13-Apr-23	Class A Common Shares	181,818	$1.10
09-Mar-23	Class A Common Shares	55,296	$1.10
01-Mar-23	Class A Common Shares	161,551	$1.10
23-Feb-23	Class A Common Shares	203,730	$1.10
21-Feb-23	Class A Common Shares	45,454	$1.10
19-Jan-23	Class A Common Shares	150,750	$1.10
20-Dec-22	Class A Common Shares	27,000	$0.07
15-Dec-22	Class A Common Shares	96,817	$1.10
09-Nov-22	Class A Common Shares	13,333	$0.75
02-Oct-22	Options	30,000	$0.75
29-Sep-22	Class A Common Shares	66,666	$0.75
27-Sep-22	Class A Common Shares	666,665	$0.75
16-Sep-22	Options	100,000	$0.75
17-Aug-22	Class A Common Shares	563,150	$0.75
13-Jul-22	Class A Common Shares	507,535	$0.75
22-Jun-22	Class A Common Shares	288,666	0.75
27-May-22	Class A Common Shares	266,666	$0.75
15-Apr-22	Options	797,031	$0.75
16-Feb-22	Options	1,220,000	$0.75
11-Feb-22	Class A Common Shares	133,333	$0.75
27-Jan-22	Class A Common Shares	133,334	$0.75
18-Jan-22	Class A Common Shares	13,333	$0.75
14-Jan-22	Class A Common Shares	817,796	$0.75
11-Jan-22	Class A Common Shares	100,333	$0.75
16-Dec-21	Class A Common Shares	40,000	$0.75
15-Dec-21	Class A Common Shares	713,331	$0.75
07-Dec-21	Class A Common Shares	266,666	$0.75
03-Dec-21	Class A Common Shares	40,000	$0.75
22-Nov-21	Class A Common Shares	133,336	$0.75
15-Nov-21	Options	12,750	$0.75
12-Nov-21	Class A Common Shares	66,666	$0.75
19-Oct-21	Options	20,875	$0.75
18-Oct-21	Options	10,000	$0.75
15-Oct-21	Class A Common Shares	66,021	$0.75
11-Oct-21	Options	12,500	$0.75
04-Oct-21	Options	1,080,750	$0.75
15-Sep-21	Class A Common Shares	221,352	$0.75
28-Jun-21	Class A Common Shares	45,000	$0.07
26-May-21	Class A Common Shares	58,000	$0.45
01-May-21	Options	30,000	$0.60
26-Mar-21	Class A Common Shares	701,990	$0.45
25-Mar-21	Class A Common Shares	83,333	$0.45
24-Mar-21	Class A Common Shares	44,000	$0.45
21-Mar-21	Class A Common Shares	50,000	$0.45
19-Mar-21	Class A Common Shares	66,666	$0.45
18-Mar-21	Class A Common Shares	66,666	$0.45
16-Mar-21	Class A Common Shares	112,000	$0.45
16-Mar-21	Options	260,010	$0.60
14-Mar-21	Class A Common Shares	50,000	$0.45
01-Mar-21	Class A Common Shares	33,333	$0.45
10-Feb-21	Options	138,813	$0.60

126

Articles of Continuance

The following is a summary of certain important provisions of our articles and certain related sections of the CBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the CBCA.

Corporation Number

Our Articles of Continuance are registered with Corporations Canada under Corporation No. 843795-5 under the CBCA.

Objects and Purposes

Our Articles do not specify objects or purposes.

Directors Powers and Limitations

Our Articles specify that there will be a minimum of three and a maximum of 15 directors. Our directors are elected at each annual general meeting of our shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed unless their positions are earlier vacated.

Although our directors and officers have various fiduciary obligations to our company, situations may arise where the interests of the directors and officers could conflict with those of our company. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers, and personnel of our company and their associates and affiliates. These conflicts are normally resolved in accordance with the CBCA, which requires disclosures of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by our board of directors with respect to any such acquisition or dealing.

The CBCA, however, provides that directors who have an interest in the transaction or matter can vote on any resolution if the contract they are approving is an arrangement by way of security for money lent or obligations undertaken by the director for the benefit of our company, relating to the remuneration of the director, relating to indemnities or insurance for directors or a contract with an affiliate.

Our directors and officers are both by statute and at common law, required to act fairly and in the best interest of the company and are not permitted to breach this fiduciary duty for their own benefit.

127

Ownership and Exchange Controls

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our company, except as discussed below.

Investment Canada Act

Under the Investment Canada Act, an acquisition of control of a Canadian business by a non-Canadian is either reviewable (a “Reviewable Transaction”), in which case it is subject to both a reporting obligation and an approval process, or notifiable, in which case it is subject to only a reporting obligation. In the case of a Reviewable Transaction, the non-Canadian acquirer must submit an application for review with the prescribed information. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account the assessment factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian acquirer.

The Investment Canada Act also provides that any investment by a non-Canadian in a Canadian business, even where control has not been acquired, can be reviewed on grounds of whether it may be injurious to national security. Where an investment is determined to be injurious to national security, Cabinet can prohibit closing or, if closed, can order the investor to divest control. Short of a prohibition or divestment order, Cabinet can impose terms or conditions on the investment or can require the investor to provide binding undertakings to remove the national security concern.

Competition Act

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the “Commissioner”) in respect of certain classes of merger transactions that exceed certain prescribed thresholds. If a proposed transaction exceeds such thresholds, subject to certain exceptions, the notification filing must be submitted to the Commissioner and the statutory waiting period must expire or be terminated early or waived by the Commissioner before the transaction can be completed.

All mergers, regardless of whether they are subject to Part IX of the Competition Act, are subject to the substantive mergers provisions under Section 92 of the Competition Act. In particular, the Commissioner may challenge a transaction before the Competition Tribunal where the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially in a market. The Commissioner may not make an application to the Competition Tribunal under Section 92 of the Competition Act more than one year after the merger has been substantially completed.

Change in Control

We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. There are no provisions in our articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

Our articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the company’s shareholders in Canada. There are no requirements under the CBCA to report ownership of shares of our company, but the Securities Act (New Brunswick) requires disclosure of trading by insiders including holders of 10% of voting shares within five days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Insider reports can be viewed online at www.sedi.ca.

128

Advance Notice Procedures

We have included certain advance notice provisions with respect to the nomination of our directors in our by-laws (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings and (ii) ensure that all shareholders receive adequate notice of Board of Directors nominations and sufficient information with respect to all nominees. Only persons nominated in accordance with the Advance Notice Provisions will be eligible for consideration at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under these procedural requirements, in order to bring a nomination before a meeting of shareholders, a shareholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

(a)	as to each person whom the nominating shareholder proposes to nominate for election as a director of the company (a “Proposed Nominee”):

(i)	the name, age and business and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee and the name and principal business of any company in which such employment is carried on, both present and within the five years preceding the date of the notice;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(iv)	the number of securities of each class or series of voting securities of the company beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any relationship, agreement, arrangement or understanding, including financial compensation and indemnity related relationships, agreements, arrangements or understandings, between the nominating shareholder and the Proposed Nominee, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the nominating shareholder or the Proposed Nominee with respect to the Proposed Nominee’s nomination and election as a director;

(vi)	whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the company or any other third party which may give rise to a real or perceived conflict of interest between the interests of the company and the interests of the Proposed Nominee; and

(vii)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any applicable securities laws.

(b)	as to the nominating shareholder:

(i)	the name, business and residential address of such nominating shareholder;

(ii)	the number of securities of each class or series of voting securities of the company beneficially owned, or controlled or directed, directly or indirectly, by such nominating shareholder, or any other person with whom such nominating shareholder is acting jointly or in concert with respect to the company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	any derivatives or other economic or voting interests in the company and any hedges implemented with respect to the nominating shareholders’ interests in the company;

129

(iv)	any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has the right to vote any shares of the company;

(v)	whether such nominating shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the company in support of such nomination; and

(vi)	any other information relating to such nominating shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any applicable securities laws;

(c)	a written consent duly signed by the Proposed Nominee to being named as a nominee for election to the board of directors and to serving as a director of the company if elected.

To be timely, a shareholder must generally deliver notice:

(a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder shall be made not later than the close of business on the 10th day following the date of such public announcement;

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), notice by the nominating shareholder shall be made not later than the close of business on the 15th day following the date of such public announcement; and

(c)	in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used to deliver proxy-related materials to shareholders, not less than 40 days prior to the date of the meeting (and, in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, (i) in the case of an annual meeting of shareholders, notice by the nominating shareholder shall be made not later than the close of business on the 10th day following the date of such public announcement, and (ii) in the case of a special meeting of shareholders, notice by the nominating shareholder shall be made not later than the close of business on the 15th day following the date of such public announcement.

Certain Other Considerations

For a description of certain other considerations with respect to ownership of our common shares following this offering, including with respect to amendments to our articles and by-laws, our board of directors, voting thresholds for certain matters and shareholder meetings and proposals, among others, see “Material Differences Between The Canada Business Corporations Act And The Delaware General Corporation Law.”

130

MATERIAL DIFFERENCES BETWEEN THE CANADA BUSINESS CORPORATIONS ACT AND THE DELAWARE GENERAL CORPORATION LAW

We are governed by the CBCA, which in some cases has a different effect on shareholders than the corporate laws of Delaware. The following is a summary of the material differences between the CBCA and the DGCL, taking into account certain specific provisions in our articles and our bylaws. This summary is qualified in its entirety by reference to the DGCL, the CBCA and our governing corporate documents.

CBCA	DGCL

Authorized Share Capital

As permitted by the CBCA and our articles, our authorized share capital consists of an unlimited number of (i) common shares; and (ii) preferred shares. Shares under the CBCA are without par value and our articles set out the rights, qualifications, limitations, and restrictions applicable to each current class of our shares.	Under the DGCL, a corporation’s certificate of incorporation must specify the number of shares of each class of stock and their par value or include a statement that such shares are without par value. The certificate of incorporation must also set forth the designations, powers, preferences, rights, qualifications, limitations, and restrictions of each class of shares, if any.

Amending of Governing Instrument

Amendment of Articles of Incorporation. Under the CBCA, either a director or a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to amend the articles. A proposed amendment to the articles requires approval by special resolution of the shareholders. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Under the CBCA, the holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the articles of incorporation if the articles would have certain consequences, including increasing or decreasing the number of shares of such class, or changes that affect the rights and preferences of such class or series.

Amendment of By-Laws. Under the CBCA, a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to make, amend or repeal a by-law. Unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any by-laws that regulate the business or affairs of the corporation. The directors shall then submit such by-law, or amendment or repeal of such by-law, to the shareholders at the next meeting of shareholders, and the shareholders may, confirm, reject, or amend the by-law, amendment, or repeal by ordinary resolution.

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the powers, preferences or special rights of such class or series.

Amendment of By-laws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that by-laws may be adopted, amended, or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the by-laws.

131

CBCA	DGCL

Dividends

Under the CBCA and our articles, dividends may be declared at the sole discretion of the board of directors, subject to any prior rights of the registered holders of any outstanding shares that rank senior to the common shares and provided that we may not declare or pay a dividend if there are reasonable grounds for believing that: (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital.	The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Number and Election of Directors

Under the CBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Neither our articles, bylaws nor the CBCA provide for cumulative voting. The CBCA requires that in an uncontested election of directors at a shareholder meeting, the directors must be elected on an individual basis by majority vote.	Under the DGCL, the board of directors must consist of at least one person, and the number of directors is generally fixed by, or in the manner provided in, the by-laws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The board of directors may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into three classes of directors, with one-third of each class subject to election by the stockholder each year after such classification becomes effective.

Term of Director Election

Under the CBCA, directors of a distributing corporation such as the company may only be elected for a term ending not later than the close of the next annual meeting of shareholders. There is no limit to the number of terms a director may serve.	Under the DGCL, directors hold office until a successor is elected and qualified at the next annual meeting, except in the case of classified boards.

Removal of Directors

Under the CBCA, provided that articles of a corporation do not provide for cumulative voting (which ours do not), shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office.	Under the DGCL any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, unless the board is classified, or cumulative voting is permitted by the certificate of incorporation.

Vacancies on the Board of Directors

Under the CBCA, if a meeting of shareholders fails to elect the number or the minimum number of directors required by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, except as otherwise provided in the CBCA.

The CBCA also provides that a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed or, if not so filled, may be filled by a quorum of directors.

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

132

CBCA	DGCL

Qualifications of Director

Under the CBCA, directors must (i) be 18 years of age or older, (ii) be capable of managing the director’s own affairs, (iii) have no undischarged bankruptcy and (iv) not be convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business or of an offence involving fraud.

In addition, the CBCA requires that at least 25% of directors of a CBCA corporation must be resident Canadians and where the number of directors is fewer than four, at least one director must be a resident Canadian.

Under the DGCL, directors are not required to be residents of the State of Delaware or the United States.

Shareholder Proposals

Under the CBCA, persons who have been the registered holder or beneficial owner of at least 1% of the outstanding shares of the corporation or shares with a fair market value of at least $2,000 for at least six months (or have the support of persons who together have held such number of outstanding shares) may make proposals that must, subject to certain exceptions, be included in the corporation’s proxy circular together with a supporting statement of not more than 500 words.

Such a proposal may include nominations for the election of directors of the corporation where the proposal is submitted by a person (or group of persons) holding not less than 5% of the shares (or of a class of shares) entitled to vote at the meeting to which the proposal is to be presented.

Our by-laws contain advance notice provisions respecting the nomination of directors.

Under the DGCL, the bylaws of a corporation may include provisions respecting the nomination of directors or proposals by stockholders, including requirements for advance notice to the corporation.

Required Vote for Certain Transactions

Under the CBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases, or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by special resolution of shareholders.	Generally, under the DGCL, certain mergers, consolidations, sales, leases, and exchanges of all, or substantially all of the property and assets of a corporation or dissolution of the corporation requires the approval of a majority of the outstanding voting stock of the corporation entitled to vote thereon.

Quorum of Shareholders

Our bylaws provide that a quorum for general meetings of shareholders requires that at least two persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares of the company having voting rights at such meeting.	Under the DGCL, unless otherwise provided in the certificate of incorporation or the bylaws, with respect to any matter, a quorum for a meeting of stockholders requires the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy.

Shareholder Access to Corporate Records

Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice, may examine certain of the records of a corporation during usual business hours and take extracts free of charge.	Under the DGCL, a stockholder of record has the right to inspect the books and records of the corporation, provided that such inspection is for a proper purpose which is reasonably related to such stockholder’s interest as a stockholder.

133

CBCA	DGCL

Call and Notice of Stockholder Meetings

Under the CBCA, our directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders.

For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for such determination, but such record date shall not proceed by more than 50 days or by less than 21 days the date on which the meeting is to be held.

Our bylaws provide that any shareholder meeting may be held at any location within Canada (or outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place) as the board of directors may determine in their discretion. Notice of the time and place of a meeting of shareholders must be sent at least 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting,

Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or by-laws.

If an annual meeting for the election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Interested Director Transactions

Under the CBCA, a director who has a conflict of interest in any material contract or material transaction must promptly disclose the nature and extent of the conflict and may not vote on any board resolutions to approve such contract or transaction, subject to certain exceptions under the CBCA. Excluded directors will, however, count for purposes of quorum. A director is liable to account to the corporation for any profit that accrues to the director under or as a result of the interested contract or transaction.

Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Under the DGCL, a corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

134

CBCA	DGCL

Directors’ and Officers’ Liability and Indemnification

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity of another entity (an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (1) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (1) and (2) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (1) and (2), above.

Under the DGCL, a corporation has the power to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, in each case by reason of the fact that the person is or was a director, office, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and subject to certain other limitations.

Derivative Actions

Under the CBCA, a “complainant”, which includes a current or former shareholder (including a beneficial shareholder), director or officer of a corporation or its affiliates (or former director or officer of the corporation or its affiliates) and any other person who, in the discretion of the court, is an appropriate person, may make an application to court to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate (a derivative action).	Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court’s discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The DGCL does not expressly provide for a similar remedy.

135

MATERIAL CONTRACTS

We have entered into the following material contracts, other than contracts entered into in the ordinary course of our business, during the last two fiscal years (i.e., since January 1, 2022):

●	The Halifax Street Commercial Lease (see “Certain Relationships And Related Party Transactions”);

●	The Credit Agreement (see “Certain Relationships And Related Party Transactions”);

●	The Convertible Note (see “Certain Relationships And Related Party Transactions”);

●	Employment Agreement dated August 14, 2023 between the company and William Dawes (see “Management––Executive Compensation–– Employment and Consulting Agreements with Executive Officers”);

●	Employment Agreement dated February 29, 2024 between the company and Sandra Veenstra (see “Management––Executive Compensation–– Employment and Consulting Agreements with Executive Officers”);

●	Employment Agreement dated February 12, 2024 between the company and Peili Miao (see “Management––Executive Compensation–– Employment and Consulting Agreements with Executive Officers”);

●	Employment Agreement dated March 1, 2024 between the company and Christopher Purves (see “Management––Executive Compensation–– Employment and Consulting Agreements with Executive Officers”);

●	Employment Agreement dated February 15, 2024 between the company and Joanne Young (see “Management––Executive Compensation–– Employment and Consulting Agreements with Executive Officers”); and

●	Employment Agreement dated January 1, 2024 between the company and Dr. Rachel Brem (see “Management––Executive Compensation–– Employment and Consulting Agreements with Executive Officers”).

136

SHARES ELIGIBLE FOR FUTURE SALE18

Prior to this offering, there has been no public market for our common shares. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our common shares prevailing from time to time. The sale of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares.

Upon completion of this offering, we will have an aggregate of             common shares outstanding or             common shares outstanding if the underwriters exercise their option to purchase additional common shares in full. Of these shares, the             shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions under Rule 144.

Lock up Agreements

We, our executive officers and directors, and the holders of substantially all of our outstanding common shares and options to purchase common shares, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any common shares or any securities convertible into or exchangeable for common shares except for the common shares offered in this offering without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Statement on Form S-8

In addition,             common shares may be granted under our Omnibus Plan, which amount may be subject to annual adjustment. See “Executive Compensation — Employee Benefit Plans — “Omnibus Equity Incentive Plan” in this prospectus. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under our Omnibus Plan (including common shares that may be issued upon exercise of options). Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to any vesting restrictions or the lock-up restrictions and Rule 144 limitations applicable to affiliates described below.

Eligibility of Restricted Shares for Sale in the Public Market

The             common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “Rule 144.”

Rule 144

The outstanding common shares held by our existing shareholders and not sold in this offering are “restricted securities” under the meaning of Rule 144, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

[18]	Note: We have assumed that the escrow requirements under NP 46-201 will not apply to the offering. If the market capitalization of the company post-offering does not exceed $100 million, appropriate disclosure in accordance with NP 46-201 will be added to the F-1.

137

TAXATION AND GOVERNMENT PROGRAMS

The following summary contains a description of the material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Canada and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires as beneficial owner common shares pursuant to this offering and who, for purposes of the Tax Act and at all relevant times: (a) acquires and holds the common shares as capital property; (b) deals at arm’s length with the company and the Underwriters; and (c) is not affiliated with the company or any Underwriter (a “Holder”). A common share will generally be capital property to a Holder provided the Holder does not acquire or hold such common share in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act, the regulations made pursuant to the Tax Act (the “Regulations”) and the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this prospectus and assumes that all Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account other federal or any provincial, territorial, or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act; (b) an interest in which would be a “tax shelter investment,” as defined in the Tax Act; (c) that is a “specified financial institution,” as defined in the Tax Act; (d) that has made a functional currency reporting election under the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (e) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement,” as defined in the Tax Act, in respect of our common shares; or (f) that receives dividends on our common shares under or as part of a “dividend rental arrangement,” as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of our common shares, controlled by a non-resident person or, if no single non-resident person has or acquires control, a group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors regarding the federal income tax consequences of acquiring, holding and disposing of common shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Accordingly, prospective Holders should consult their own tax advisors with respect to an investment in our common shares having regard to their particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose common shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their common shares, and every other “Canadian security,” as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders whose common shares might not otherwise be considered to be capital property should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their own circumstances.

138

Dividends on Common Shares

Dividends received (or deemed to be received) on a common share by a Resident Holder who is an individual (other than certain trusts) must be included in computing such Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the company as “eligible dividends.” There may be limitations on the ability of the company to designate dividends as “eligible dividends.”

Dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Dividends received (or deemed to be received) on a common share by a Resident Holder that is a corporation must be included in computing such Resident Holder’s income for the taxation year and will generally also be deductible in computing such Resident Holder’s taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act may deem some or all of a taxable dividend to be proceeds of disposition or a gain from the disposition of capital property rather than a dividend, in which case the rules described below under “Taxation of Capital Gains and Capital Losses” would apply. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation,” each as defined in the Tax Act, will generally be liable under Part IV of the Tax Act to pay an additional tax that is refundable in certain circumstances, on dividends received, or deemed to be received, on a common share to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) which includes dividends or deemed dividends that are not deductible in computing taxable income. Tax Proposals contained in Bill C-59 tabled in Parliament on November 30,2023 would, if enacted, extend this additional tax and refund mechanism in respect of “aggregate investment income” to a Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals) at any time in the relevant taxation year. Resident Holders are advised to consult their own tax advisors with respect to the application of the Tax Proposals.

Disposition of Common Shares

Upon a disposition or deemed disposition of common shares (other than to the company, unless purchased by the company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the common shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition.

The adjusted cost base of a common share to a Resident Holder will be determined in accordance with certain rules in the Tax Act by averaging the cost to the Resident Holder of a common share with the adjusted cost base of all other common shares held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost of common shares for purposes of the Tax Act will include all amounts paid or payable by the Resident Holder for the common shares, subject to certain adjustments under the Tax Act.

139

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, any such capital loss realized on the sale of a common share may be reduced by the amount of any dividends received or deemed to be received by the Resident Holder on such common share to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, directly or indirectly through a partnership or a trust. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax, which may be refundable in certain circumstances, on “aggregate investment income” (as defined in the Tax Act), which includes taxable capital gains. Tax Proposals contained in Bill C-59 tabled in Parliament on November 30, 2023, would, if enacted, extend this additional tax and refund mechanism in respect of “aggregate investment income” to a Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals) at any time in the relevant taxation year. Resident Holders are advised to consult their own tax advisors with respect to the application of the Tax Proposals.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention is not, and is not deemed to be, resident in Canada and does not use or hold (and is not deemed to use or hold) the common shares in, or in the course of, carrying on a business or part of a business carried on in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such holders should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, on a common share to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which such Non-Resident Holder may be entitled under an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence. For example, the rate of withholding tax applicable to a dividend paid on a common share to a Non-Resident Holder that is the beneficial owner of the dividend and who is a resident of the United States for purposes of, and is fully entitled to the benefits of, the Canada U.S. Income Tax Convention (1980), will generally be reduced to 15%. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a common share and capital losses arising on a disposition or deemed disposition of a common share will not be recognized under the Tax Act unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

140

Generally, as long as the common shares are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), at the time of disposition, the common shares will generally not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition of the common shares, the following two conditions have been met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or persons described in (i) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the company, and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, common share or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, a common share may also be deemed under the Tax Act to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

If the common shares are, or are deemed to be, taxable Canadian property to a Non-Resident Holder (and are not “treaty protected property” as defined in the Tax Act) any capital gain or losses realized on the disposition or deemed disposition of such common shares will generally be computed in the manner described above under the heading “Taxation of Capital Gains and Capital Losses ”.

Non-Resident Holders should consult their own advisors regarding whether their common shares constitute taxable Canadian property.

United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase common shares pursuant to this offering and hold such common shares as capital assets (generally, property held for investment purposes). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences relating to an investment in the common shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of common shares.

Persons considering an investment in common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

141

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

No assurance can be given as to whether or not the company will be treated as a PFIC for its current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets, and the value of our assets (which may be determined, in part, by reference to the market value of common shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the common shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the common shares or for the period immediately preceding our cessation in meeting the tests described above the common shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

142

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”. Our common shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the common shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the company is a PFIC and a U.S. holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

Distributions on the Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to common shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

143

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares that are readily tradable on an established securities market in the United States. Our common shares generally will be considered to be readily tradable on an established securities market in the United States if they remain listed on Nasdaq, as we intend the common shares to be. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the common shares are readily tradable on an established securities market in the United States, dividends paid on common shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain other requirements conditions are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of common shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in common shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES

144

UNDERWRITING

We are offering our common shares described in this prospectus through the underwriter named below. Maxim Group LLC, or Maxim or the representative, is acting as representative of the underwriter. We have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, the number of common shares listed next to its name in the following table.

Underwriter	Number of Shares
Maxim Group LLC
Total

The underwriting agreement provides that the underwriter must buy all of the common shares being sold in this offering if they buy any of them. However, the underwriter is not required to take or pay for the common shares covered by the underwriter’s option to purchase additional common shares as described below.

Our common shares are offered subject to a number of conditions, including:

●	receipt and acceptance of our common shares by the underwriter; and

●	the underwriter’s right to reject orders in whole or in part.

We have been advised by Maxim that the underwriter intends to make a market in our common shares but that it is not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the representative an option to buy up to an aggregate of additional common shares. The representative has 45 days from the date of this prospectus to exercise this option. If the representative exercises this option, it will purchase additional common shares approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the representative to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the representative to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. The representative may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the representative will be obligated to purchase the shares at the prices and upon the terms stated therein.

We have agreed to pay the underwriters a cash fee equal seven percent (7.0%) of the aggregate gross proceeds from the sale of the common shares,

The following table summarizes the public offering price, underwriting commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses to us	$	$	$

145

We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a maximum amount of $150,000 if this offering is completed. We are required to pay $25,000 to Maxim as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $       . We have also agreed to reimburse the underwriter for certain expenses incurred by them.

Representative’s Warrants

We have also agreed to issue to Maxim (or its permitted assignees) warrants to purchase        shares (or up to        shares, depending on the extent to which the underwriters’ option to purchase additional shares is exercised) of our common shares, which is equal to an aggregate of 5% of the total number of common shares sold in this offering, or the representative’s warrants. The representative’s warrants will have an exercise price equal to $        (110% of the offering price of the common shares sold in this offering) and may be exercised on a cashless basis. The representative’s warrants are exercisable commencing six months following commencement of sale in this offering and will expire three years following commencement of sale in this offering. The representative’s warrants are not redeemable by us. We have agreed to a one-time demand registration of the common shares underlying the representative’s warrants at our expense and an additional demand registration at the warrant holders’ expense, for a period of three years following commencement of sale in this offering. The representative’s warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying common shares during the two-year period commencing from the effective date of the registration statement related to this offering. The representative’s warrants and the common shares underlying the representative’s warrants, have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Maxim (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the representative’s warrants or the securities underlying the representative’s warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the representative’s warrants or the underlying securities for a period of six months from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The representative’s warrants will provide for adjustment in the number and price of such representative’s warrants (and the common shares underlying such representative’s warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Maxim, for a period commencing on the effective date of the registration statement related to this offering and concluding twelve (12) months thereafter, a right of first refusal to act as lead managing underwriter and book runner, lead placement agent, or lead sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings in the United States for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. We have agreed not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain Maxim. Such offer shall be made in writing in order to be effective. Maxim shall notify us within three (3) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If Maxim should decline such retention, we shall have no further obligations to Maxim with respect to the offering for which it has offered to retain Maxim.

Lock-Up Agreements

We and our directors, officers and any other holder(s) of five percent (5)% or more of our outstanding common shares as of the effective date of the registration statement (and those holders of securities exercisable for or convertible into common shares who are either directors, officers or five percent shareholders upon exercise or conversion) have agreed to enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of six (6) months from the effective date of the registration statement, subject to customary exceptions, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without Maxim’s prior written consent, including the issuance of common shares upon the exercise of currently outstanding options approved by Maxim.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriter may be required to make in respect of those liabilities.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our common shares will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that an active trading market for our common shares will develop and continue after this offering.

Stock Exchange

We intend to apply to have our common shares listed on the Nasdaq Capital Market under the symbol “BRTH.” We also intend to apply to list our common shares on the TSX under the symbol “BRTH”. Our common shares will trade in U.S. dollars on the Nasdaq Capital Market and in Canadian dollars on the TSX.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

146

Price Stabilization, Short Positions

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common shares, which involve the sale by the underwriter of a greater number of common shares than they are required to purchase in this offering and purchasing common shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriter a portion of the underwriting discount received by it because Maxim has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. The underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the underwriter make any representation that the underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our common shares. The initial public offering price will be determined by negotiation between us and Maxim. The principal factors to be considered in determining the initial public offering price include, but not limited to:

●	the information set forth in this prospectus and otherwise available to Maxim;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriter and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our common shares or that the common shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

147

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares the possession, circulation or distribution of this prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The common shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any common shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of common shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the common shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the common shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute a public offer of the common shares, whether by way of sale or subscription, in the Cayman Islands. common shares has not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”).  This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area . In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

148

For the purposes of the above paragraph, the expression “an offer of the common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

.          The common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan

.    common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the common shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the common shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the common shares , as principal, if the offer is on terms that the common shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the common shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the common shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to the common shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the common shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such common shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

149

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the IFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland. The common shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the common shares.

Taiwan.    The common shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued, or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the common shares in Taiwan.

United Arab Emirates.    The common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i)  persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Vietnam. This offering of common shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

150

EXPENSES OF THE OFFERING

The following table sets forth the costs and expenses other than the underwriting discount and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee, the Nasdaq Capital Market listing fee, and the TSX listing fee. All the expenses below will be paid by us.

Expenses		Amount
SEC registration fee	$
FINRA filing fee
Nasdaq Capital Market listing fee
TSX listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total	$

151

LEGAL MATTERS

The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Canadian law will be passed upon for us by Bennett Jones LLP, Toronto, Ontario, Canada. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Troutman Pepper Hamilton Sanders LLP, Washington, D.C. Legal counsel to the underwriters is Loeb & Loeb LLP, New York, New York. The partners and associates, as a group, of each of Bennett Jones LLP, beneficially own, directly, and indirectly, less than 1% of our issued and outstanding shares of any class, or that of any of our affiliates or associates.

EXPERTS

The consolidated financial statements of the company as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, included in this prospectus have been so included in reliance on the report of MNP LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of MNP LLP are located at Toronto, Canada.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the federal laws of Canada. Certain of our directors and executive officers may be nonresidents of the United States. All or a substantial portion of the assets of such persons and of our Company are located outside the United States and certain experts named in this registration statement are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and our directors, officers, and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of us and our directors, officers, or experts under United States federal securities laws.

We have appointed         as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We engaged KPMG LLP (“KPMG”) in January 2020 to audit our consolidated financial statements for the fiscal years ended March 31, 2020, and December 31, 2020, 2021 and 2022. We dismissed KPMG on September 23, 2023.

As part of our new plan to seek an initial public offering in the United States, on October 19, 2023, we engaged MNP LLP (“MNP”), which is located in Canada and is subject to inspection by the PCAOB, as our independent auditor to audit our consolidated financial statements for the three years ended December 31, 2021, 2022, and 2023. The change of independent auditor was approved by our board of directors.

KPMG’s audit report relating to the financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2021 does not contain an adverse opinion or a disclaimer of opinion, and is not qualified or modified as to uncertainty, audit scope, or accounting principles. This report, however, was not prepared in accordance with PCAOB standards. During KPMG’s engagement and up to the interim period before KPMG’s dismissal, there had been no disagreements between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and there had been no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F that would require disclosure.

We provided a copy of this disclosure to KPMG and requested KPMG to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. As of the date of this submission, we have not received such letter from KPMG.

152

During 2021 and 2022 and the subsequent interim period prior to the engagement of MNP in October 2023, neither we nor any person on our behalf consulted with MNP regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice provided by MNP was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as defined in Form 20-F.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our common shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may access copies of the registration statement, including the related exhibits and schedules, and documents that contain reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F or Form 40-F, if available, containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

153

Breathe BioMedical Inc.

Consolidated financial statements

For the years ended December 31, 2023, 2022 and 2021

[Expressed in Canadian dollars]

Breathe BioMedical Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Breathe BioMedical Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Breathe BioMedical Inc. (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a working capital deficit, incurred negative cash flows, losses since inception and has generated no revenue to date. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit an accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MNP LLP

Toronto, Canada	Chartered Professional Accountants
February 28, 2024	Licensed Public Accountants

We have served as the Company’s auditor since 2023

F-2

Breathe BioMedical Inc.

Consolidated Balance Sheets
(expressed in Canadian dollars)

As at,	December 31, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash	1,636,203	546,725
Other receivables (Note 5)	869,539	936,414
Short-term investments	25,000	25,000
Prepaid expenses and deposits	37,939	37,592
	2,568,681	1,545,731
Non-current assets
Operating lease right-of-use assets, net (Note 7)	614,593	—
Property and equipment, net (Note 6)	1,567,101	1,822,453
Total assets	4,750,375	3,368,184

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8)	1,773,920	1,376,172
Operating lease liabilities (Note 7)	83,949	—
Convertible notes (Note 10)	120,073	115,501
Borrowings (Note 9)	123,340	40,000
	2,101,282	1,531,673
Non-current liabilities
Operating lease liabilities (Note 7)	563,241	—
Borrowings (Note 9)	1,036,777	1,073,963
Total liabilities	3,701,300	2,605,636

Mezzanine equity (Note 11)	—	300,000

Shareholders’ equity
Shares, unlimited number of voting shares authorized; 47,423,061, 39,869,114 and 36,174,487 issued and outstanding at December 31, 2023, 2022 and 2021, respectively (Note 12)	20,840,808	14,161,838
Additional paid-in capital	4,048,289	1,776,892
Foreign exchange translation reserve	(36,185)	(34,664)
Accumulated deficit	(23,803,837)	(15,441,518)
	1,049,075	462,548
Total liabilities, mezzanine equity and shareholders’ equity	4,750,375	3,368,184

Going concern (Note 2)

Commitments and contingencies (Note 15)

Subsequent events (Note 18)

Approved on behalf of the Board:

“Signed”	“Signed”
Director - Dr. Norman Betts	Director - Jean Nadeau

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Breathe BioMedical Inc.

Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars, except number of shares and per share amounts)

	For the years ended December 31,
	2023	2022	2021
	$	$	$
Operating expenses
General and administrative	4,365,720	2,635,860	2,367,638
Research and development	2,090,684	1,824,167	1,601,464
Marketing	61,605	64,770	156,113
Stock-based compensation (Note 13)	2,271,397	617,388	707,969
Depreciation (Note 6)	383,255	260,481	220,629
	9,172,661	5,402,666	5,053,813

Loss from operations	(9,172,661)	(5,402,666)	(5,053,813)

Other (income) (Note 14)	(830,764)	(923,431)	(1,057,039)
Finance expense (income), net	16,152	(14,479)	(12,120)
Foreign exchange loss (gain)	4,270	(6,463)	(13,821)
Total other (income)	(810,342)	(944,373)	(1,082,980)

Loss before income taxes	(8,362,319)	(4,458,293)	(3,970,833)

Income tax recovery (Note 16)	—	—	—

Net loss	(8,362,319)	(4,458,293)	(3,970,833)

Other comprehensive loss that may be reclassified to profit or loss in subsequent years
Exchange differences on translation of foreign operations (loss)	(1,521)	(16,146)	(18,518)
Other comprehensive loss	(8,363,840)	(4,474,439)	(3,989,351)

Loss per share – basic and diluted	$(0.20)	$(0.12)	$(0.12)
Weighted average number of shares outstanding – basic and diluted (Note 17)	42,133,520	37,801,992	34,457,764

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Breathe BioMedical Inc.

Consolidated Statements of Changes in Shareholders’ Equity
(expressed in Canadian dollars, except number of shares)

	Common shares		Warrants	Additional paid-in capital	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	$	$	$
Balance, December 31, 2020	33,316,127	9,567,613	5,481,665	578,442	—	(7,012,392)	3,133,663
Issuance of Common shares (Note 12)	1,547,372	1,135,769	—	—	—	—	1,135,769
Warrants exercised (Note 12)	1,265,988	696,602	(1,265,988)	(126,907)	—	—	569,695
Warrants expired (Note 12)	—	—	(4,215,677)	—	—	—	—
Stock-based compensation (Note 13)	—	—	—	707,969	—	—	707,969
Stock-options exercised (Note 13)	45,000	3,150	—	—	—	—	3,150
Comprehensive loss for the year	—	—	—	—	(18,518)	(3,970,833)	(3,989,351)
Balance, December 31, 2021	36,174,487	11,403,134	—	1,159,504	(18,518)	(10,983,225)	1,560,895
Issuance of Common shares (Note 12)	3,667,627	2,756,814	—	—	—	—	2,756,814
Stock-based compensation (Note 13)	—	—	—	617,388	—	—	617,388
Stock-options exercised (Note 13)	27,000	1,890	—	—	—	—	1,890
Comprehensive loss for the year	—	—	—	—	(16,146)	(4,458,293)	(4,474,439)
Balance, December 31, 2022	39,869,114	14,161,838	—	1,776,892	(34,664)	(15,441,518)	462,548
Issuance of Common shares (Note 12)	6,579,398	6,605,385	—	—	—	—	6,605,385
Stock-based compensation (Note 13)	—	—	—	2,271,397	—	—	2,271,397
Stock-options exercised (Note 13)	974,549	73,585	—	—	—	—	73,585
Comprehensive loss for the year	—	—	—	—	(1,521)	(8,362,319)	(8,363,840)
Balance, December 31, 2023	47,423,061	20,840,808	—	4,048,289	(36,185)	(23,803,837)	1,049,075

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Breathe BioMedical Inc.

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	For the years ended December 31,
	2023	2022	2021
	$	$	$
Cash flows used in operating activities
Net loss for the year	(8,362,319)	(4,458,293)	(3,970,833)
Add (deduct) items not affecting cash
Depreciation	465,199	260,481	220,629
Stock-based compensation	2,271,397	617,388	707,969
Interest expense	72,685	1,039	—
Changes in non-cash working capital balances
Other receivables	66,875	(159,360)	(181,259)
Prepaid expenses and deposits	(347)	(534)	15,821
Accounts payable and accrued liabilities	396,227	813,903	457,069
Cash flows used in operating activities	(5,090,283)	(2,925,376)	(2,750,604)

Cash flows (used in) provided by investing activities
Purchases of equipment, net	(127,903)	(604,129)	(753,605)
Investment in term deposits	—	—	1,776,406
Cash flows (used in) provided by investing activities	(127,903)	(604,129)	1,022,801

Cash flows provided by financing activities
Payment of lease obligations	(117,460)	—	—
Proceeds from borrowings	996,154	623,963	12,500
Proceeds from share issuance, net	5,355,385	2,756,814	1,135,769
Proceeds from exercise of warrants	—	—	569,695
Proceeds from exercise of stock options	73,585	1,890	3,150
Cash flows provided by financing activities	6,307,664	3,382,667	1,721,114

Net change in cash during the year	1,089,478	(146,838)	(6,689)
Cash, beginning of the year	546,725	693,563	700,252
Cash, end of the year	1,636,203	546,725	693,563

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

1	Description of the Business

Breathe BioMedical Inc. (the “Company”) was originally incorporated under the Alberta Business Corporations Act in 2005; it was continued under the Canada Business Corporations Act in 2013 and is extra-provincially registered in New Brunswick under the New Brunswick Business Corporations Act. The Company is a medical technology company currently developing a breath test to detect disease. The Company’s current focus is on the detection of breast cancer in women with dense breast tissue. The Company’s head office and registered office is located at 191 Halifax St, Moncton, New Brunswick, Canada.

2	Basis of preparation and consolidation and going concern

The accompanying consolidated financial statements (“financial statements”) are presented in Canadian dollars, unless stated otherwise, and are prepared in conformity with generally accepted accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information.

These financial statements include the financial statements of the Company and its wholly owned subsidiary, Breathe BioMedical Inc. All intercompany balances and transactions have been eliminated in consolidation.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. As at December 31, 2023, the Company has a working capital deficit, incurred negative cash flows and losses since inception and has generated no revenue to date. Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. Subsequent to year end, the Company completed a private placement (Note 18) and is in the process of raising additional funds to meet their obligations. These factors indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as going concern. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3	Summary of significant accounting policies

Use of estimates

The preparation of these financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Such estimates include the fair value of convertible notes, valuation of stock-based awards, when the vesting criteria will be achieved for performance-based equity awards, the determination of the useful life of property and equipment, the estimated scientific research and experimental development (“SR&ED”) tax credits receivable, the term of the Company’s lease, and the incremental borrowing rate used to discount the Company’s operating lease liabilities, all of which are management’s best estimates. Estimates are based on historical experience, where applicable, and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in estimates in future years could be significant. Management believes that the estimates utilized in preparing the financial statements are reasonable, however, actual results could differ from those estimates.

Cash

Cash consists of bank deposits held with financial institutions. As of December 31, 2023, 2022 and 2021, the Company did not hold any cash equivalents. The Company has $25,000 invested in a guaranteed investment certificate (“GIC”) with a maturity date greater than 3 months but less than 12 months. The GIC is classified on the balance sheet as a short-term investment.

Prepaid expenses

Prepaid expenses include payments for goods or services to be received in the future, insurance, subscription services and professional services.

F-7

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Depreciation of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful lives of the assets. Useful lives are as follows:

Lab equipment	5 years
Office furniture	5 years
Computer equipment	3 years
Leasehold improvements	Straight-line over the term of the lease

An asset’s residual value, useful life and depreciation method are reviewed at each financial year-end and adjusted if appropriate. Depreciation of property and equipment commences when the asset is available for use.

Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item and are recognized in the consolidated statements of operations and comprehensive loss.

Impairment of long-lived assets

Long-lived assets or asset groups, such as property and equipment and finite life intangible assets are tested for recoverability when events or changes in circumstances indicate that there may be impairment. Circumstances which could trigger a review include, but are not limited to: significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset or asset group; and a current expectation that the asset or asset group will more likely than not be sold or disposed of before the end of its estimated useful life. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such asset or asset group is less than their net carrying amount. Measurement of the impairment loss is based on the estimated fair value. No impairment of long-lived assets has been identified or recorded in the statements of operations and comprehensive loss for any of the fiscal years presented.

Government assistance

The Company receives government assistance from various government agencies. Government assistance is recognized when there is reasonable assurance it will be received, and all related conditions will be complied with.

Grants that relate to costs incurred that are recognized as an asset are recognized as a reduction of the cost of the asset. The grant is recognized over the life of the depreciable asset as a reduction to depreciation expense in the statement of operations and comprehensive loss as the asset is depreciated.

A grant that is compensation for expenses or losses already incurred, or for which there are no future related costs, is recognized in the statement of operations and comprehensive loss within other income in the period in which it becomes receivable.

Leases

The Company adopted ASC 842, Leases (“ASC 842”), effective January 1, 2022, with no impact on the adoption of ASC 842 on opening accumulated deficit. The Company assess whether a contract is, or contains, a lease at inception of the contract and reassesses that conclusion if the contract is modified. The Company accounts for a contract as a lease when the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has a building lease agreement with lease and non-lease components, which are accounted for separately.

F-8

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. As most of the Company’s leases do not provide an implicit rate, the Company’s incremental borrowing rate was used based on the information available at commencement date in determining the present value of lease payments.

Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities and are recorded in the period in which the obligation for the payment is incurred.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

Operating lease cost for lease component payments is recognized on a straight-line basis over the lease term within general and administrative expenses. Depreciation of finance leases is recognized within depreciation expense and the interest accretion of finance leases within finance expense (income), net.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less. The lease payments for short-term leases are recognized as an expense on a straight-line basis over the lease term.

Research and development

The Company assesses whether development costs should be recognized as an expense as incurred, or whether the costs are associated with activities that have an alternative future use and maybe capitalized. Development expenditures are capitalized only if the development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.

Research and development expenses relate primarily to the development, design, preproduction samples, prototypes, compensation, consulting fees and other fees or costs incurred related to third-party research partners.

All costs incurred related to research and development are expensed in the period incurred.

Stock-based compensation

The Company maintains an equity incentive plan for non-employee directors, officers, employees and other service providers. Stock options to purchase shares are equity settled and granted at an exercise price equal to the fair market value of the Company’s shares as of the date of grant. Restricted Share Units (“RSUs”) each convert into one Common share.

The fair value determined on the grant date of equity settled employee and non-employee stock-based payments is measured using the single award method and recognized into operating income over the service period using the straight-line approach. Forfeitures are accounted for as they occur.

The fair value of stock option grants is calculated using the Black-Scholes Merton (“Black-Scholes”) option-pricing model. Expected volatility is based on comparable public companies and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The fair value of RSUs is calculated using fair market value of the Company’s shares as of the date of grant. Where the Company grants RSUs that vest based on achieving certain performance targets, management is required to make estimates regarding the timing of vesting and the number of awards that will ultimately vest.

The Company grants stock options to employees, which are part of an employee’s base compensation and have a service period that commences and ends prior to the formal grant of the options, which occurs when the approved by the Board of Directors in the following fiscal year. The Company estimates and recognizes an expense over the service period, with a true-up adjustment recorded at each measurement date and upon final grant of the options, which vest immediately upon grant.

F-9

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

The Company issues new shares from treasury upon the exercise of stock options and conversion of RSUs and transfers the related compensation cost recorded in additional paid-in capital to shares at the time of exercise.

Net loss per share

Basic net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the period. Diluted net loss per share is calculated by dividing net loss by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive shares had been exercised at the beginning of the period. The treasury stock method is used to compute the dilutive effect of stock-based compensation.

Financial instruments

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurement, which defines fair value and establishes a framework for measuring fair value and making disclosures about fair value measurements. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of financial instruments and the characteristics specific to them. Financial instruments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

There are three levels within the hierarchy that may be used to measure fair value:

Level 1—Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2— Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment are used to measure fair value. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions. The determination of fair value for Level 3 investments and other financial instruments involves the most management judgment and subjectivity.

The carrying amounts of cash, short-term investments, other receivables, convertible notes, accounts payable and accrued liabilities approximate their fair value due to their short maturities.

Foreign exchange risk

The Company is exposed to foreign exchange risk because it transacts business in currencies other than the Canadian dollar. Accordingly, its results are affected, and may be affected in the future, by exchange rate fluctuations of the Canadian dollar relative to the US dollar and other foreign currencies.

Interest rate risk

The Company has cash deposits and short-term investments which earn interest; accordingly, interest income is subject to fluctuations in interest rates. All outstanding borrowings with Atlantic Canada Opportunities Agency (ACOA) are interest free. The convertible notes issued and outstanding incur interest expense at a fixed rate.

Credit risk

The Company is exposed to credit risk through its cash, short-term investments and other receivables. Cash and short-term investments are maintained at reputable financial institutions, and other receivables are primarily related to SR&ED receivable and sales tax recoverable.

The Company does not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage foreign exchange or interest rate risks. In addition, there are no financial instruments held or issued for trading purposes.

F-10

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

Convertible notes

The Company issued convertible notes in fiscal 2022 as settlement for certain accounts payable. Effective January 1, 2022, the Company adopted ASU 2020-06. The Company elected to account for the convertible notes at fair value. Accordingly, the convertible notes are not split into their separate liability and equity components and instead are accounted for as a liability in their entirety at fair value. See the section titled ‘recently issued accounting pronouncements.’

Foreign currency transactions

The functional currency of the Company is the Canadian dollar and the functional currency of the Company’s wholly owned subsidiary, Breathe BioMedical Inc., is the United States dollar. All foreign currency transactions are initially measured and recorded in an entity’s functional currency using the exchange rate on the date of the transaction. All monetary assets and liabilities are remeasured at the end of each reporting period using the exchange rate at that date. All non-monetary assets and related expense or depreciation are not subsequently remeasured and are measured using the historical exchange rate. An average exchange rate may be used to recognize income and expense items earned or incurred evenly over a period. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the statement of operations.

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, factors such as the reversal of deferred income tax liabilities, projected taxable income, a history of losses for tax purposes, and the character of income tax assets and tax planning strategies are considered. A change to these factors could impact the estimated valuation allowance and income tax expense.

Uncertain tax positions are evaluated by using a two-step approach to recognize and measure uncertain tax positions and provisions for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not that the position will be sustained on audit. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known.

Operating segments

Operating segments are identified as components of an entity about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

4	Recently issued accounting pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06 (“ASU 2020-06”), Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The ASU also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of this guidance did not have any impact on the results of operations or disclosures.

F-11

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

In October 2021, the FASB issued Accounting Standards Update 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). ASU 2021-08 provides guidance on how to recognize and measure acquired contract assets and liabilities from revenue contracts in a business combination. ASU 2021-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2022. The adoption of this guidance on January 1, 2023, did not have any impact on the results of operations or disclosures.

There were no other significant updates to the recently issued accounting standards which may be applicable to the Company. Although there are several other new accounting pronouncements issued or proposed by the FASB, the Company does not believe any of those accounting pronouncements have had or will have a material impact on its financial position or operating results.

5	Other receivables

The Company’s other receivables include the following:

	December 31, 2023	December 31, 2022
	$	$
Scientific Research and Experimental Development (“SRED”)
Expenditures claim	694,450	874,948
Government remittances receivable	146,445	34,339
Grants and other receivables	28,644	22,345
Interest receivable	—	4,782
	869,539	936,414

6	Property and equipment

	Lab equipment	Office furniture	Computer equipment	Leasehold improvements	Total
Cost	$	$	$	$	$
Balance, December 31, 2021	1,613,558	14,116	41,296	40,850	1,709,820
Additions	591,783	—	12,346	—	604,129
Balance, December 31, 2022	2,205,341	14,116	53,642	40,850	2,313,949
Additions	127,903	—	—	—	127,903
Balance, December 31, 2023	2,333,244	14,116	53,642	40,850	2,441,852

Accumulated depreciation
Balance, December 31, 2021	151,340	12,101	38,763	28,811	231,015
Depreciation	243,502	2,015	2,925	12,039	260,481
Balance, December 31, 2022	394,842	14,116	41,688	40,850	491,496
Depreciation	379,185	—	4,070	—	383,255
Balance, December 31, 2023	774,027	14,116	45,758	40,850	874,751

Net book value
Balance, December 31, 2022	1,810,499	—	11,954	—	1,822,453
Balance, December 31, 2023	1,559,217	—	7,884	—	1,567,101

As at December 31, 2023 and 2022, the Company had $407,033 and $358,944, respectively, of lab equipment in progress which were not available for use and therefore have not been depreciated.

F-12

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

7	Leases

The Company has one operating lease for office space in Moncton, New Brunswick. The lessor is controlled by a related party, a member of the board of directors of the Company. The lease expires on December 31, 2025, with a renewal option for a 3-year extension. The Company’s expectation is that the renewal option will be exercised and has therefore factored this into the expected lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The following table provides details of the operating lease right-of-use asset as of December 31, 2023:

$
Cost
Balance, December 31, 2022	—
Addition	696,537
Balance, December 31, 2023	696,537

Accumulated deprecation
Balance, December 31, 2022	—
Depreciation	81,944
Balance, December 31, 2023	81,944

Net book value
Balance, December 31, 2022	—
Balance, December 31, 2023	614,593

The following table provides details of the operating lease liabilities as of December 31, 2023:

$
Balance, December 31, 2022	—
Addition	696,537
Interest accretion	68,113
Lease payments	(117,460)
Balance, December 31, 2023	647,190
Current	83,949
Non-Current	563,241

The Company recognizes the depreciation and interest accretion of operating leases as lease costs within general and administrative expenses.

The following table provides details of future lease payments as of December 31, 2023:

$
Year 1	176,190
Year 2	176,190
Year 3	193,809
Year 4	193,809
Year 5 and over	193,809
Total lease payments	933,807
Less: Interest	(286,617)
Present value of operating lease liabilities as of December 31, 2023	647,190

F-13

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

8	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2023 $	2022 $
Compensation and related benefits	412,553	156,366
Accounts payable	945,240	888,589
Accrued expenses	398,225	326,724
Other	17,902	4,493
	1,773,920	1,376,172

As of December 31, 2023, accounts payable and accrued expenses included $623,953 due to related parties (2022 – $524,526).

9	Borrowings

The carrying amounts of the Company’s borrowings as at December 31, 2023 and 2022 is as follows:

	2023 $	2022 $
ACOA Business Development Loan [a]	500,000	500,000
ACOA Business Scale-up and Productivity Loan [b]	370,117	323,963
ACOA Regional Relief and Recovery Funding [c]	250,000	250,000
CEBA Loan [d]	40,000	40,000
	1,160,117	1,113,963
Current	123,340	40,000
Long-term	1,036,777	1,073,963

[a] ACOA Business Development Loan

The Atlantic Canada Opportunities Agency (ACOA) Business Development Program loan was received to assist in the transition from a prototype design to a diagnostic device. The related expenditures are primarily research and development expenses and are expensed when incurred. This loan is non-interest bearing and unsecured. The contribution is repayable when the related projects generate cumulative gross sales amounting to $500,000 with annual repayments beginning six months later at a rate of 2% of the Company’s gross annual sales and continue until the contribution is completely repaid or 15 years after the loan advance date. The contribution agreement contains restrictive covenants regarding equity and corporate distributions. The Company is in compliance with these restrictions. No further funding is required under this loan.

[b] ACOA Business Scale-up and Productivity Loan

The ACOA Business Scale-Up and Productivity loan is non-interest bearing and unsecured, with a maximum contribution of $437,500. It is repayable in monthly instalments to be calculated annually based on 3% of the gross annual sales for the previous fiscal year. Repayments commence on September 1, 2025, are due monthly and continue until the loan is completely repaid.

The ACOA Business Scale-Up and Productivity loan was received to assist with the commercialization of the Breath Sampler and accelerate its market entry to generate sales and attract further investments. The contribution agreement contains restrictive covenants regarding equity and corporate distributions; the Company has complied with these restrictions.

[c] ACOA Regional Relief and Recovery Funding

The ACOA Regional Relief and Recovery Fund (RRRF) is a national innovation program that was established to provide support to business productivity and scale-up. The loan is repayable in monthly payments of $6,945 beginning January 1, 2024. The loan is unsecured, non-interest bearing and matures on December 1, 2026.

[d] CEBA Loan

The Company received the Canada Emergency Business Account Program (CEBA) in the amount of $60,000. The loan is non-interest bearing with forgiveness of principal in the amount of $20,000 if repaid on or before January 18, 2024, as outlined by the CEBA Program. The Company expected to repay the loan by January 18, 2024 and therefore the forgiveness of $20,000 was recognized as a government grant. On January 11, 2024, the Company repaid $40,000 and the remaining $20,000 was forgiven.

F-14

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

10	Convertible notes

On September 15, 2022 the Company issued a convertible note in the principal amount of USD $34,061 to a third party as settlement of accounts payable. On December 15, 2022 the Company issued a convertible note in the principal amount of USD $50,000 to a related party as settlement for unpaid directors’ fees. The convertible notes bear and accrue interest at a rate of 8% per annum, on a non-compounding basis, and matured on October 1, 2023. The convertible notes automatically convert upon the consummation of an equity financing that results in gross cash proceeds to the Company of at least $10 million. The convertible notes will convert into the same class or series of securities issued in an equity financing of at least $10 million at a discount of 20% to the issue price.

As of December 31, 2023, the convertible notes have not been repaid and have not been converted. The convertible promissory notes are repayable on demand at any time on or after the maturity date. The Investors may, with the approval of the Company, elect to extend the maturity date one or more times, at their discretion.

For the years ended December 31, 2023 and 2022, the Company recognized interest expense of $9,076 and $1,039, respectively, related to the convertible notes.

11	Mezzanine equity

On October 24, 2022, the Company entered into a Credit Agreement (the “Agreement”) with a related party, a member of the board of directors of the Company, for up to $5,400,000 advanceable in monthly installments not to exceed $300,000 per month at the request of the Company. The Agreement expires on June 6, 2024, being the date that is 18 months from the date of the first advance under the Agreement. Advances under the Agreement are non-interest bearing and automatically convert three months after the date of advance into fully-paid non-assessable Common shares of the Company at a price per share of $0.75. Either party can terminate the agreement for any reason with 3 months written notice.

At maturity, the loan shortfall amount, being the amount equal to $5,400,000 less the total advances made during the term, may be converted at the option of the lender into shares of the Company at the conversion price of $0.75.

Amounts advanced under the Agreement cannot be repaid and the Company is only required to repay advanced amounts should the Company be in default under the Agreement. Upon the occurrence of an event of default, any unconverted advanced amounts are repayable on demand. Therefore, management concluded that advanced amounts shall be classified as mezzanine equity until converted, at which time such amounts shall be classified as equity upon the issuance of Common shares.

During the year ended December 31, 2023, the Company received advances under the Agreement totaling $950,000 (2022 – $300,000). During the year ended December 31, 2023, total advances of $1,250,000 were converted into 1,666,667 Common shares at a price of $0.75 per share (Note 12).

12	Share capital

On December 1, 2023, the Company amended its articles to modify the authorized share capital of the Company by deleting the series of the Class B shares, Class C shares, Class D shares, Class E shares, Class F shares and Class G shares, including the rights, privileges, restrictions, and conditions attaching thereto and adding a new class of “Preferred Shares”. The Company also redesignated the “Class A shares” of the Company as “Common shares” of the Company and increased the authorized capital of the Company by creating an unlimited number of Preferred shares.

Authorized

Unlimited number of Common shares, participating, voting, without par value.

Unlimited number of Preferred shares, participating, voting, without par value.

Issued

47,423,061 Common shares, voting shares without nominal or par value.

F-15

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

The movement in Common shares for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Common shares
	#	$
Balance, December 31, 2020	33,316,127	9,567,613
Issuance of Common shares on private placement [a]	1,547,372	1,135,769
Warrants exercised [b]	1,265,988	696,602
Stock-options exercised [c]	45,000	3,150
Balance, December 31, 2021	36,174,487	11,403,134
Issuance of Common shares on private placement [d]	3,667,627	2,756,814
Stock-options exercised [e]	27,000	1,890
Balance, December 31, 2022	39,869,114	14,161,838
Issuance of Common shares on private placement [f]	4,912,732	5,355,385
Issuance of Common shares [g]	1,666,666	1,250,000
Stock-options exercised [h]	974,549	73,585
Balance, December 31, 2023	47,423,061	20,840,808

[a] During the year ending December 31, 2021, the Company issued 1,547,372 Common shares through a private placement at $0.75 per share for gross proceeds of $1,160,529. The Company incurred $24,760 in share issuance costs.

[b] During the year ended December 31, 2021, the Company issued 1,265,988 Common shares for the exercise of 1,265,988 warrants at $0.45 per warrant for gross proceeds of $569,695. The Company reclassified $126,907 to share capital from additional paid-in capital upon the exercise.

[c] During the year ending December 31, 2021, the Company issued 45,000 Common shares on exercise of 45,000 stock options at $0.07 by the former CEO.

[d] During the year ending December 31, 2022, the Company issued 3,570,810 Common shares through a private placement at $0.75 per share for gross proceeds of $2,678,108 and issued 96,817 Common shares at $1.10 per share for gross proceeds of $106,499. The Company incurred $27,793 in share issuance costs.

[e] During the year ending December 31, 2022, the Company issued 27,000 Common shares on exercise of 27,000 stock options at $0.07 by the former CEO.

[f] During the year ending December 31, 2023, the Company issued 4,912,732 Common shares through a private placement at $1.10 per share for gross proceeds of $5,404,005. The Company incurred $48,620 in share issuance costs.

[g] During the year ending December 31, 2023, the Company issued 1,666,666 Common shares on the conversion of $1,250,000 at $0.75 per share (Note 11).

[h] During the year ending December 31, 2023, the Company issued 974,549 Common shares on exercise of 951,216 stock options at $0.07 and 23,333 stock options at $0.30 by the former CEO.

13	Stock-based compensation

[i] Stock options

The Company has an Equity Incentive Plan (the “Plan”) applicable to employees, advisors and directors of the Company. The Plan allows for the issuance of stock options, Restricted Share Units (“RSU”), Performance Share Units and Deferred Share Units, each convertible into one Common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the stock option. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry. The total number of authorized but unissued shares allocated to and made available to be granted under the Plan shall not exceed 10% of the issued and outstanding shares on a non-diluted basis.

F-16

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options upon grant, based on the following inputs for the years ended December 31 as follows:

	2023	2022	2021
Risk-free rate	3.10% - 3.88%	2.79% - 3.40%	0.79% - 1.56%
Expected life	10 years	4 – 10 years	4 – 11 years
Exercise price	$1.10	$0.75	$0.60 – $0.75
Underlying stock price	$1.10	$0.75	$0.60 – $0.75
Annualized volatility	95%	94%	94%
Expected dividend yield	Nil	Nil	Nil

Total stock-based compensation expense recognized in the statements of operations for the year ended December 31, 2023, was $730,093 (2022 – $617,388 and 2021 – $707,969).

A summary of stock options activity under the Company’s stock option plan is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
	Number of stock options #	Weighted average exercise price $	Number of stock options #	Weighted average exercise price $	Number of stock options #	Weighted average exercise price $

Balance – Opening	7,464,934	0.49	5,545,801	0.40	4,327,531	0.30
Granted	1,024,835	1.10	2,147,031	0.75	1,565,698	0.65
Exercised	(974,549)	0.08	(27,000)	0.07	(45,000)	0.07
Forfeited	(618,886)	0.78	(113,054)	0.67	(269,885)	0.29
Expired	(1,074,363)	0.59	(87,844)	0.60	(32,543)	0.58
Outstanding – Ending	5,821,971	0.62	7,464,934	0.49	5,545,801	0.40
Exercisable	4,711,793	0.54	6,014,503	0.44	4,561,421	0.34

Exercise price of options outstanding, related weighted average exercise prices and contractual life information as at December 31, 2023, is as follows:

Exercise price range $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable
0.07	850,000	0.18	0.07	850,000
0.30	563,099	0.32	0.30	563,099
0.60	1,178,701	2.98	0.60	1,158,981
0.75	2,447,376	6.75	0.75	2,104,646
1.10	782,795	9.69	1.10	35,067
0.62	5,821,971	4.80	0.54	4,711,793

Exercise price of options outstanding, related weighted average exercise prices and contractual life information as at December 31, 2022, is as follows:

Exercise price range $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable
0.07	1,859,716	1.05	0.07	1,859,716
0.30	916,210	1.46	0.30	916,210
0.60	1,512,259	4.32	0.60	1,374,975
0.75	3,176,749	5.24	0.75	1,863,602
0.49	7,464,934	3.55	0.44	6,014,503

F-17

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

Exercise price of options outstanding, related weighted average exercise prices and contractual life information as at December 31, 2021, is as follows:

Exercise price range $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable
0.07	1,886,716	2.05	0.07	1,886,716
0.30	925,735	2.46	0.30	903,567
0.60	1,606,475	5.47	0.60	1,291,138
0.75	1,126,875	9.40	0.75	480,000
0.40	5,545,801	4.60	0.34	4,561,421

[ii] Restricted Share Units

Each RSU converts to into one Common share of the Company at $nil exercise price. The RSUs carry neither rights to dividends nor voting rights. RSUs are converted into Common shares upon approval from the Company’s Board of Directors once vested.

The change in the number of RSUs during the years ended December 31, 2023, is as follows:

Number of RSUs
Outstanding as at December 31, 2022 and 2021	—
Granted	1,543,591
Outstanding as at December 31, 2023	1,543,591

During the year ended December 31, 2023, the Company granted 1,543,591 RSUs with a fair value of $1,697,950. The Company recognized $1,541,304 (2022 – $nil and 2021 – $nil) as stock-based compensation related to RSUs granted and vested during the year. Unrecognized compensation of $156,646, related to non-vested RSU is expected to be recognized over the next 12 months. As at December 31, 2023, 1,293,591 RSUs have fully vested and the remaining will vest upon an Initial Public Offering.

The share price used to value the RSU’s issued during the year ended December 31, 2023 was $1.10 based on the share price of the most recent private placement (Note 12).

14	Other income

The Company’s other income for the years ended December 31, 2023, 2022 and 2021 is comprised of:

	2023 $	2022 $	2021 $
Government grants and wage subsidies	271,496	327,827	498,909
SRED	553,559	595,604	558,130
Other	5,709	—	—
	830,764	923,431	1,057,039

15	Contingencies

In the ordinary course of business and from time to time, the Company is involved in various claims related to software, intellectual property rights, commercial, employment and other claims. The Company recognizes a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in assessing both the likelihood of an unfavourable outcome and whether the amount of loss, if any, can be reasonably estimated. As at December 31, 2023 and 2022, no liabilities have been recognized.

F-18

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

16	Income taxes

A reconciliation from the statutory income tax rate and the Company’s effective income tax rate, as computed on the loss before income taxes, is as follows:

	2023 $	2022 $	2021 $

Loss before income taxes	(8,362,319)	(4,458,293)	(3,970,833)
Statutory rate	29%	29%	29%
Income tax recovery at the statutory tax rate	(2,425,073)	(1,292,905)	(1,151,542)
Permanent differences	676,929	168,406	194,095
Filing adjustments	3,427	(17,789)	—
Impact of tax rate changes	10,510	12,193	8,423
Foreign exchange	11,741	(17,951)	(2,266)
Change in tax benefits not recognized	1,722,466	1,148,046	951,290
	—	—	—

The tax effect of temporary differences between US GAAP accounting and income tax accounting creating deferred income tax assets and liabilities were as follows:

	2023 $	2022 $	2021 $
Deferred tax assets:
Non-capital losses carry forward – Canada	4,259,548	2,974,807	2,159,323
Non-capital losses carry forward – US	513,261	354,085	139,229
Intangible assets	138,138	138,138	141,591
Research and development credits	3,976	3,976	3,976
Research and development expenditures	1,058,772	909,303	670,732
Reserves	—	—	30,146
Other temporary differences	24,212	43,605	5,830
Total deferred tax assets	5,997,907	4,423,914	3,150,827
Less: valuation allowance	(5,715,250)	(3,992,784)	(2,844,738)
Net deferred tax assets	282,657	431,130	306,089

Deferred tax liabilities:
Other temporary defences
Property and equipment	(282,657)	(431,130)	(306,089)
Total deferred tax liabilities	(282,657)	(431,130)	(306,089)

Deferred tax assets, net	—	—	—

The Company’s non-capital income tax losses expire as follows:

$
2027	31,632
2028	152,632
2029	331,633
2030	308,512
2031	320,767
2032	263,863
Thereafter	15,158,314
Total	16,567,353

The Company has also accumulated scientific research and experimental development expenditures amounting to $3,531,402 that can be applied against future taxable income indefinitely.

F-19

Breathe BioMedical Inc.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021
(expressed in Canadian dollars, except number of shares and per share amounts)

17	Earnings per share (“EPS”)

The Company presents basic and diluted EPS data for its shares. Basic EPS is calculated by dividing net loss by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting net loss and the weighted average number of shares outstanding, for the effects of all dilutive potential shares. For the years ended December 31, 2023, 2022 and 2021, outstanding stock options, warrants, mezzanine equity, convertible notes, and RSUs were excluded from the diluted EPS calculations as their inclusion would have been anti-dilutive.

18	Subsequent events

On January 24, 2024, the Company granted 59,550 stock options to employees and advisors of the Company with an exercise price of $1.10 per option and an expiry date of January 24, 2034. All stock options were fully vested on the date of grant. Each stock option can be exercised to acquire one Common share.

On January 24, 2024, the Company granted 61,819 RSUs to a Director of the Company. The RSUs were fully vested on the date of grant.

On February 14, 2024, the Company issued 300,918 Common shares through a private placement at a price of $1.10 per share for gross proceeds of $331,010.

On February 14, 2024, the Company issued 100,000 Common shares as settlement for services received related to the year ended December 31, 2023.

Subsequent to December 31, 2023, 750,000 share options were exercised at an exercise price of $0.07, 250,000 share options were exercised at an exercise price of $0.30 and 68,333 share options were exercised at an exercise price of $0.60, for total gross proceeds of $168,500.

F-20

Shares

Breathe BioMedical Inc.

Common Shares

PRELIMINARY PROSPECTUS

MAXIM GROUP LLC

, 2024

Until            , 2024 (25 days after the date of this prospectus), all dealers effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, if the director, officer or other individual had reasonable grounds for believing that such individual’s conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Registrant or other entity, as described above, if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant’s Articles and By-laws and the Canada Business Corporations Act. In addition, prior to the closing of this offering, the Registrant intends to enter into agreements with each of its directors and executive officers exculpating them from liability to the Registrant for damages caused to the Registrant as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by the Registrant’s Articles of Continuance to be effective upon the closing of this offering and the Canada Business Corporations Act, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Insofar as the indemnification for liabilities arising under the United States Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission (“SEC”), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

See “Description of Share Capital – Prior Sales” for a list of all securities of the Registrant sold by the Registrant within the past three years (i.e., since January 1, 2021, up to the date of this registration statement) which were not registered under the Securities Act.

Unless otherwise stated, the issuances of securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (including Regulation S and/or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

.

II-1

Item 8. Exhibits and Financial Statement Schedules

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Financial Statements and related notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(a)	To provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moncton, New Brunswick, Canada on this day of , 2024.

BREATHE BIOMEDICAL INC.

By:
Name:	William Dawes
Title:	Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Dawes or Peili Miao, or any of them, with full power to act alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer)	, 2024
William Dawes

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2024
Peili Miao

	Chairman of the Board of Directors	, 2024
Jean Nadeau

	Vice Chairman of the Board of Directors	, 2024
Telfer Hanson

	Director	, 2024
Norman Betts

	Director	, 2024
Rachel Brem

	Director	, 2024
Romeo Goguen

	Director	, 2024
Don Hardison

	Director	, 2024
Peter Savas

	Director	, 2024
Gaetan Thomas

II-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Breathe BioMedical Inc. in the United States on , 2024.

By:
Name:
Title:

II-4

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Continuance of Breathe BioMedical Inc.
3.2*	Articles of Amendment dated December 1, 2023
3.3*	Form of Articles of Amendment to be in effect immediately prior to the completion of this offering
3.4*	By-laws of Breathe BioMedical Inc.
4.1*	Specimen common share certificate
4.2*	Representative’s Warrant (included in Exhibit 1.1)
5.1*	Opinion of Bennett Jones LLP
10.1*	Commercial Lease, dated May 16, 2023, by and between the Registrant and Les Enterprises Mapoma Lteé
10.2*	Credit Agreement, dated October 24, 2022, by and between the Registrant and Romeo Goguen
10.3*	Convertible Note dated December 15, 2022, by and between the Registrant and Peter Savas
10.4*+	Employment Agreement dated August 14, 2023, by and between the Registrant and William Dawes
10.5*+	Employment Agreement dated February 29, 2024, by and between the Registrant and Sandra Veenstra
10.6*+	Employment Agreement dated February 12, 2024, by and between the Registrant and Peili Miao
10.7*+	Employment Agreement dated March 1, 2024, by and between the Registrant and Christopher Purves
10.8*+	Employment Agreement dated February 15, 2024, by and between the Registrant and Joanne Young
10.9*+	Employment Agreement dated January 1, 2024, by and between the Registrant and Dr. Rachel Brem
10.10*+	Breathe BioMedical Inc. Omnibus Equity Incentive Plan
10.11*+	Form of Stock Option Agreement under the Breathe BioMedical Omnibus Incentive Plan
10.12*+	Form of Performance Stock Unit Agreement under the Breathe BioMedical Inc. Omnibus Equity Incentive Plan
10.13*+	Form of Restricted Unit Agreement under the Breathe BioMedical Inc. Omnibus Equity Incentive Plan
10.14*+	Form of Deferred Stock Unit Agreement under the Breathe BioMedical Inc. Omnibus Equity Incentive Plan
16.1*	Letter of KPMG LLP regarding change in certifying accountant
21.1*	List of Subsidiaries of Breathe BioMedical, Inc.
23.1**	Consent of MNP LLP
23.2*	Consent of Bennett Jones LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in the signature page to this Registration Statement)
99.1*	Audit Committee Charter
107*	Filing fee table

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.

II-5